UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2024
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 31, 2024

BANCO BRADESCO S.A.

By:	/S/André Costa Carvalho
André Costa Carvalho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

economic and financial analysis report

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3Q24

Table of Contents

Some numbers included in this Report have been subjected to rounding adjustments.

As a result, some amounts indicated as total amounts in some charts may not be the arithmetic sum of the preceding numbers.

Percentage variations not presented in the framework of this report, are related, in their majority, to the low value balances compared with the other periods presented.

Managerial Analysis of Results

Our transformation is underway, and is reflected in both our operational improvements and adjustments in how we deliver our services. This includes reducing our footprint and investing in digital channels as a part of this process. We reaffirm our goal to improve our profitability in a step-by-step, secure and gradual manner, while placing the client at the center of our decisions.

The loan portfolio saw a balanced acceleration in 3Q24, showing healthy growth, mainly in low-risk lines and good net interest income after provisions. The mix change also continues to be gradual. As a result, delinquency continued to fall and loan loss provisions were low, also benefited from improvements in the collection process. Revenue growth, with controlled credit risk, is expected to be the main factor contributing to the improvement in profitability over the coming quarters. Client NII net of provisions rose again in the quarter. The market NII improved slightly compared to the previous quarter, despite facing challenging macro scenario. Fee and commissions income continues to recover, driven by higher revenues from asset management, custody and brokerage, and consortium.

Recurring net income was R$5.2 billion in 3Q24, with an ROAE of 12.4%. This was another quarter of safe and solid profitability growth.

Operating income reached R$6.8 billion in the quarter, up 15% q/q and 29% y/y. Once again, the key factors contributing to the operational improvement were increased revenue, a reduction in credit risk, and the robust insurance profitability.

In Individuals segment, credit cards portfolios for high-income Individuals, rural, personal loans, real estate and payroll-deductible loans all maintained growth trend, and financing for vehicles progressed. For Micro, Small, and Medium-sized Enterprises (MSME), we point to the strong growth in credit origination for medium-sized enterprises, which are considered to be lower risk. We showed positive growth in BNDES/Finame transfers, foreign trade, real estate and guarantees and sureties. We remain cautious about origination for small-sized enterprises. In large companies, we have also evolved, aiming to consistently maintain NII. In other words, we are shifting the portfolio mix at a gradual pace.

The new vintages continued to show good quality, with leading indicators of delinquency rate at levels well below the pre-pandemic period. This evidence allows us to safely continue to grow our loan portfolio.

Over 90 days, past due loans fell by 0.1 p.p. in the quarter. There was a drop in all segments. Our coverage ratio was stable over the quarter.

Revenue grew again in 3Q24, driven by Client NII, fees and insurance. The combination of rising revenue, controlled cost of risk and footprint optimization results in an important productivity gain within the Organization.

Client NII increased by 2.5% q/q and Client NII net of provisions registered a significant increase in the period to R$8.5 billion, which was 7% q/q and 28% y/y. We emphasize that credit concessions always considers risk-adjusted return and, therefore, is primarily based on Client NII net of provisions.

The effect of our increased share in Cielo over the quarter affected some of our financial lines, including fee and commissions income and operating expenses. Fee and commissions income reached R$9.9 billion in 3Q24. Without the increase in our share in Cielo, revenues would have stood at R$9.6 billion and increased by 2.8% q/q and 5.1% y/y. Several factors explain this favorable performance, especially loan operations, fund management and consortia.

Operating expenses were also influenced by the increase in our share in Cielo, growing by 4.0% q/q and 12.1% y/y in 3Q24. Without this increase, expenses would have grown by 2.0% q/q and 9.9% y/y.

The performance of insurance operations remains solid and at a high level, with an ROAE of 23.7% in the quarter. Income from insurance operations was R$5.0 billion (8.7% q/q and 9.2% y/y), and net income reached R$2.4 billion (8.1% q/q and 0.9% y/y), driven by increased revenue across all segments and a reduction in claims. The outlook for the Insurance Group remains positive.

Tier I capital closed the quarter at 12.7%, up 0.1 p.p. compared to June 2024. We allocated R$8.2 billion in interest on capital to shareholders in 9M24.

We continue to implement the strategic plan. There were some notable advances observed in 3Q24. We concluded the Cielo´s tender offer, which may provide us with greater commercial flexibility to meet the needs of our clients. We have also progressed in the way we serve clients, by closing physical branches and focusing more on our digital channels and banking correspondents at Bradesco Expresso. We have finalized the acquisition of a 20% share in the Santa Group and the creation of the new Atlântica D'Or network of hospitals, representing strategic moves for our Insurance Group. In terms of personnel and organizational structure, we hired an executive officer for the technology area, and continued to strengthen our staff across various areas, such as credit and technology. We conducted a survey on the bank's culture, and got 74% of our employees to take part, providing essential material for our cultural evolution. We continue to place the client at the center of our decisions. We also began using generative AI in our App's communication channels, increasing our ability to help clients through BIA and remote channels.

In 2021 we set the goal of allocating, by 2025, R$250 billion to sectors and activities with socio-environmental benefits. With the early achievement of this goal we reaffirmed our commitment to the cause, raising our target to R$320 billion in the same period.

This new level reaffirms our leading role and actions with our clients, supporting, engaging and financing initiatives, that contribute to the transition to a greener, more resilient and inclusive economy.

The following information details our performance in 3Q24, including earnings data, balance sheet and various indicators.

enjoy the reading!

highlights 3Q24

recurring net income

R$5.2 bi

△ 10.8% q/q ▽ 13.1% y/y

Quarterly ROAE **12.4%**
△ 1.0 p.p. q/q △ 1.1 p.p. y/y

main data selected

	total net interest income	R$16.0 bi	△ 2.7% q/q △ 0.9% y/y
LLP	loan loss provisions - expanded	R$7.1 bi	△ 2.2% q/q △ 22.4% y/y
	client NII – net loan loss provisions	R$8.5 bi	△ 6.8 % q/q △ 28.0% y/y
	fee and commission income	R$9.9 bi	△ 2.8% q/q (1) △ 5.1% y/y (2)
	operating expenses	R$15.1 bi	△ 2.0% q/q (3) △ 9.9% y/y (4)

Regarding the effect of increasing the share in Cielo: (1) 6.3%; (2) 8.7%; (3) 4.0%; and (4) 12.1%.

loan portfolio

R$943.9 bi

△ 3.5% q/q △ 7.6% y/y

individuals
R$396.8 bi
△ 3.9% q/q
△ 10.0% y/y

companies
R$547.1 bi
△ 3.2% q/q
△ 5.9% y/y

MSME △ 5.0% q/q △ 16.9% y/y

LC △ 2.2% q/q △ 0.7% y/y

delinquency ratio

15 to 90 days

3.4% ▽ 0.3 p.p. q/q ▽ 0.7 p.p. y/y

+90 days

4.2% ▽ 0.1 p.p. q/q ▽ 1.4 p.p. y/y

basel – tier I

12.7% △ 0.1 p.p. q/q ▽ 0.7 p.p. y/y

insurance group

recurring net income	quarterly ROAE	income from operations	revenue	claims ratio
R$2.4 bi	23.7%	R$5.0 bi	R$31.5 bi	76.2%
△ 8.1% q/q △ 0.9% y/y	△ 1.6 p.p. q/q ▽ 0.2 p.p. y/y	△ 8.7% q/q △ 9.2% y/y	△ 4.2% q/q △ 11.7% y/y	▽ 2.4 p.p. q/q ▽ 4.3 p.p. y/y

key highlights

- Solid and safe profitability growth
- Evolution of the net NII, driven by client NII and reduction of Loan Loss Provision Expense
- Productivity gains, with rising revenues, controlled credit risk and footprint adjustment
- Balanced credit portfolio growth across all segments
- Improving delinquency ratios
- Operating expenses evolving as expected
- Insurance maintains operational improvement and high ROAE
- Increased stake in Cielo

recurring net income statement

R$ million	3Q24	2Q24	3Q23	9M24	9M23	Variation % 3Q24 x 2Q24	Variation % 3Q24 x 3Q23	Variation % 9M24 x 9M23
\\ Net Interest Income	**15,999**	**15,580**	**15,859**	**46,731**	**49,068**	**2.7**	**0.9**	**(4.8)**
- Client NII	15,635	15,255	15,836	45,412	49,454	2.5	(1.3)	(8.2)
- Market NII	364	325	23	1,319	(386)	12.0	-	-
\\ Expanded Loan Loss Provision	**(7,127)**	**(7,290)**	**(9,188)**	**(22,228)**	**(29,021)**	**(2.2)**	**(22.4)**	**(23.4)**
\\ Net Interest Margin	**8,872**	**8,290**	**6,671**	**24,503**	**20,047**	**7.0**	**33.0**	**22.2**
Income from Insurance, Pension Plans and Capitalization Bonds	5,048	4,644	4,624	13,689	13,134	8.7	9.2	4.2
Fee and Commission Income (1)	9,904	9,317	9,112	28,082	26,614	6.3	8.7	5.5
Operating Expenses (1)	(15,050)	(14,466)	(13,428)	(42,876)	(39,295)	4.0	12.1	9.1
Personnel Expenses	(6,849)	(6,627)	(6,206)	(19,844)	(18,392)	3.3	10.4	7.9
Other Administrative Expenses	(5,728)	(5,729)	(5,651)	(16,940)	(16,628)	-	1.4	1.9
Other Income / (Operating Expenses)	(2,473)	(2,110)	(1,571)	(6,092)	(4,275)	17.2	57.4	42.5
Tax Expenses	(2,120)	(2,015)	(1,908)	(6,053)	(5,865)	5.2	11.1	3.2
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	111	109	169	276	439	1.8	(34.3)	(37.1)
\\ Operating Income	**6,765**	**5,879**	**5,240**	**17,621**	**15,074**	**15.1**	**29.1**	**16.9**
Non-Operating Income	31	34	16	79	72	(8.8)	93.8	9.7
Income Tax / Social Contribution	(1,474)	(1,100)	(534)	(3,249)	(1,426)	34.0	-	-
Non-controlling interests in subsidiaries	(97)	(97)	(101)	(299)	(301)	-	(4.0)	(0.7)
\\ Recurring Net Income	**5,225**	**4,716**	**4,621**	**14,152**	**13,419**	**10.8**	**13.1**	**5.5**

(1) It considers the impact of the share in Cielo. Without this impact in 3Q24, the fee and commission income would be R$9,576 MM and the operating expenses would be R$14,751 MM.

net income movement in the quarter | R$ million



4,716
△ 428
380
39
▽ 521
153
10
587
(584)
404
(480)
5,225
2Q24
Client NII
Market NII
Net Interest Income
Mass-Market
Wholesale
Expanded LLP
Fee and Commission Income
Operating Expenses (Personnel + Administrative + Others)
Operating Income from Insurance
Others (1)
3Q24

(1) Tax Expenses, Equity in the Earnings of Affiliates, Non-Operating Income, Income Tax/Social Contribution and Minority Share.

ROAE Quarterly and Accrued



%
11.0
10.0
10.2
10.8
11.3
11.3
6.9
10.2
11.4
12.4
3Q23
4Q
1Q24
2Q
3Q
Quartely
Accrued

ER / Risk – Adjusted ER



%
86.6
84.2
84.0
83.0
81.8
47.3
48.7
49.7
51.3
52.2
48.2
53.4
51.1
52.3
52.0
3Q23
4Q
1Q24
2Q
3Q
Quarterly
12-month
12-month risk-adjusted

net interest income

R$ million	3Q24	2Q24	3Q23	9M24	9M23	3Q24 x 2Q24		3Q24 x 3Q23		9M24 x 9M23	
						R$	%	R$	%	R$	%
\\ Net Interest Income	**15,999**	**15,580**	**15,859**	**46,731**	**49,068**	**419**	**2.7**	**140**	**0.9**	**(2,337)**	**(4.8)**
\\ Client NII (1)	**15,635**	**15,255**	**15,836**	**45,412**	**49,454**	**380**	**2.5**	**(201)**	**(1.3)**	**(4,042)**	**(8.2)**
Average Balance	758,474	734,507	710,718	734,548	716,361	387		836		988	
Gross NIM	8.4%	8.6%	9.1%	8.3%	9.3%	(7)		(1,037)		(5,030)	
\\ Market NII (2)	**364**	**325**	**23**	**1,319**	**(386)**	**39**	**12.0**	**341**	**1,482.5**	**1,705**	**(441.8)**

(1) It relates to the income from operations made with assets (loans and others) and liabilities sensible to spreads. The result calculation of the assets sensible to spreads considers the original rates of the deducted operations from the internal funding cost, and the liabilities result represents the difference between the cost of raising funds and the internal transfer rate of these funds; and **(2)** It is composed of Assets and Liabilities Management (ALM), Trading and Working Capital.

client NII



9.1%
8.8%
8.5%
8.6%
8.4%
R$ billions
3.8%
2.7%
3.8%
4.4%
4.5%
Total Client NII
15.8
15.4
14.5
15.3
15.6
Client NII – net of loan loss provisions
6.6
4.9
6.7
8.0
8.5
+7% q/q
+28% y/y
3Q23
4Q
1Q24
2Q
3Q
Gross NIM Annualized
Net NIM Annualized

expanded portfolio mix (%)

	Sept24	June24	Sept23	Sept24 x Sept23
\\ Individuals	**42.0**	**41.9**	**41.1**	**0.9 p.p.**
Payroll-deductible Loans	10.2	10.4	10.3	(0.1) p.p.
Real Estate Financing	10.4	10.4	10.0	0.4 p.p.
Rural Loans	2.4	2.1	1.7	0.7 p.p.
Vehicle	3.8	3.7	3.8	-
Credit Card	7.5	7.6	8.0	(0.5) p.p.
Personal Loans	6.9	6.7	6.3	0.6 p.p.
Other	1.0	1.0	1.0	-
\\ MSME	**20.5**	**20.2**	**18.8**	**1.7 p.p.**
\\ Large Corporates	**37.5**	**38.0**	**40.0**	**(2.5) p.p.**

change in the client NII | R$ million



15,255
(7,290)
7,965
387
(256)
(26)
275
163
8,508
+7% q/q
543
7,127
15,635
+2% q/q
380
2Q24
Expanded LLP 2Q24
Client NII Net of LLP 2Q24
Average Volume
Spread
Products Mix
Number of Days
Expanded LLP
Client NII Net of LLP 3Q24
Expanded LLP 3Q24
3Q24

Gross client NII increased by 2.5% in the quarter, due to the contribution of the average volume in all segments, an improved margin with deposits and a higher number of days. In credit, the focus is on individuals in consumer financing, especially with personal loans. For micro, small and medium-sized enterprises, emphasis on working capital. The variation in the gross NIM reflects the effects of the regulatory impacts on credit card financing, the risk discrimination of operations, favoring the quality of new credit concessions, and the mix effect, due to the growth of our operations in safer lines. The result of this strategy has reflected in the sequential improvement of the client NII net of provision, which increased +7% compared to 2Q24, +28% compared to 3Q23 and +13% in the nine-month accumulation period.

market NII



R$ billion
0.0
0.7
0.6
0.3
0.4
3Q23
4Q
1Q24
2Q
3Q

Improved market NII driven by the ALM result and higher earnings with arbitration.

funding sources

funds raised and managed

R$3.2 tri

△ 1.7% q/q △ 8.2% y/y

funds raised
△ 0.6% q/q △ 7.2% y/y

funds and managed portfolios
△ 3.2% q/q △ 9.8% y/y

R$ million	Sept24	June24	Sept23	Variation % Quarter	Variation % 12 months
Demand Deposits	45,398	43,801	43,599	3.6	4.1
Savings Deposits	129,743	131,430	127,331	(1.3)	1.9
Time Deposits + Debentures	458,442	465,371	450,229	(1.5)	1.8
Borrowings and Onlending	66,273	59,186	52,733	12.0	25.7
Funds from Issuance of Securities	269,409	265,891	240,457	1.3	12.0
Interbank Deposits	2,835	1,518	2,101	86.8	35.0
Subordinated Debts	52,495	51,251	49,614	2.4	5.8
\\ Subtotal	**1,024,594**	**1,018,448**	**963,961**	**0.6**	**6.3**
Obligations for Repurchase Agreements	315,711	320,800	293,049	(1.6)	7.7
Working Capital (Own / Managed)	126,268	126,145	130,358	0.1	(3.1)
Foreign Exchange Portfolio	27,169	28,969	22,746	(6.2)	19.4
Payment of Taxes and Other Contributions	7,208	6,097	6,171	18.2	16.8
Technical Provisions for Insurance, Pension Plans and Capitalization Bonds	393,720	382,390	349,569	3.0	12.6
\\ Funds raised	**1,894,669**	**1,882,848**	**1,767,954**	**0.6**	**7.2**
\\ Investment Funds and Managed Portfolios	**1,270,075**	**1,230,225**	**1,156,493**	**3.2**	**9.8**
\\ Total Assets under Management	**3,164,744**	**3,113,072**	**2,924,447**	**1.7**	**8.2**

loans vs. funding

In order to evaluate the relationship between loan operations and funding, we deducted from the total client funding the amount committed to reserve requirements at Bacen, as well as the amount of funds available within the customer service network, and we added the funds from domestic and foreign lines of credit that provide funding to meet the demand for loans and financing.

R$ million	Sept24	June24	Sept23	Variation % Quarter	Variation % 12 months
\\ Funding vs. Investments					
Demand Deposits + Sundry Floating	52,606	49,898	49,769	5.4	5.7
Savings Deposits	129,743	131,430	127,331	(1.3)	1.9
Interbank Deposits	2,835	1,518	2,101	86.8	35.0
Time Deposits + Debentures	458,442	465,371	450,229	(1.5)	1.8
Funds from Financial Bills	260,795	257,200	232,638	1.4	12.1
\\ Customer Funds (1)	**904,421**	**905,416**	**862,067**	**(0.1)**	**4.9**
(-) Reserve Requirements	(123,720)	(129,625)	(119,165)	(4.6)	3.8
(-) Available Funds (Brazil)	(13,430)	(14,122)	(14,121)	(4.9)	(4.9)
\\ Customer Funds Net of Reserve Requirements	**767,271**	**761,668**	**728,781**	**0.7**	**5.3**
Borrowings and Onlending	66,273	59,186	52,733	12.0	25.7
Other (Securities Abroad + Subordinated Debt + Other Borrowers - Cards)	92,130	90,378	85,914	1.9	7.2
\\ Total Funding (A)	**925,674**	**911,233**	**867,427**	**1.6**	**6.7**
\\ Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)	**829,245**	**800,559**	**776,510**	**3.6**	**6.8**
\\ B / A	**89.6%**	**87.9%**	**89.5%**	**1.7 p.p.**	**0.1 p.p.**

(1) It considers: Demand Deposits, Floating, Saving Deposits, Interbank Deposits, Time Deposits, Debentures (with collateral of repurchase transactions) and Funds from Financial Bills (considers Mortgage Bonds, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificates).

loan portfolio

expanded loan portfolio

R$943.9 bi

△ 3.5% q/q △ 7.6% y/y

individuals **R$396.8 bi** △ 3.9% q/q △ 10.0% y/y

companies **R$547.1 bi** △ 3.2% q/q ▽ 5.9% y/y

MSME △ 5.0% q/q △ 16.9% y/y

LC △ 2.2% q/q ▽ 0.7% y/y

highlights

rural loans | individuals
△ 16.5% q/q △ 49.1% y/y

foreign trade finance | companies
△ 12.9% q/q ▽ 36.3% y/y

personal loans
△ 5.9% q/q △ 16.7% y/y

real estate financing | companies
△ 5.5% q/q △ 20.5% y/y

real estate financing | individuals
△ 3.3% q/q △ 11.2% y/y

working capital
△ 4.8% q/q △ 5.9% y/y

Bacen Portfolio vs. Expanded Portfolio

R$ million	Sept24	June24	Sept23	Variation % Quarter	Variation % 12 months
Individuals	388,134	374,809	356,443	3.6	8.9
Companies	300,302	283,273	270,085	6.0	11.2
\\ Loan Portfolio - Bacen	**688,436**	**658,082**	**626,529**	**4.6**	**9.9**
Sureties and Guarantees	114,646	111,533	100,990	2.8	13.5
Securities [1]	90,016	93,617	104,140	(3.8)	(13.6)
Other	50,794	48,859	45,841	4.0	10.8
\\ Expanded Loan Portfolio	**943,891**	**912,092**	**877,500**	**3.5**	**7.6**
\\ Companies	**547,055**	**530,317**	**516,650**	**3.2**	**5.9**
Large Corporates	353,872	346,252	351,360	2.2	0.7
Micro, Small and Medium-Sized Enterprises	193,182	184,065	165,290	5.0	16.9
\\ Individuals	**396,837**	**381,775**	**360,850**	**3.9**	**10.0**
			Without exchange variation	**3.7**	**6.7**

(1) Includes Debentures, CDCA (Agribusiness Credit Rights Certificate), CRI (Real Estate Receivable Certificates), and FIDC (Credit Rights Investment Fund).

changes in expanded loan portfolio

R$ million

In the comparative periods, the Expanded Loan Portfolio showed growth in all segments and practically all loan modalities. The growth reflects the adjustments made to origination which present better credit quality.


912,092
15,062
9,117
7,620
943,891
47%
29%
Representativeness
24%
June24
Individuals
MSME
Large Corporates
Sept24

Of the total of **R$89** billion in **loans released** in 3Q24, **R$37** bi were released through **digital channels**, with an emphasis on personal and payroll-deductible loans.

loan portfolio

expanded loan portfolio by client profile, product and currency

R$ million	Sept24	June24	Sept23	Variation % Quarter	Variation % 12 months
\\ Individuals	**396,837**	**381,775**	**360,850**	**3.9**	**10.0**
Consumer Financing	**267,470**	**259,096**	**249,463**	**3.2**	**7.2**
Payroll-deductible Loans	96,364	94,465	90,544	2.0	6.4
Credit Card	71,040	69,507	70,452	2.2	0.8
Personal Loans	64,666	61,083	55,429	5.9	16.7
CDC/Vehicle Leasing	35,400	34,041	33,039	4.0	7.1
Real Estate Financing	**97,797**	**94,639**	**87,915**	**3.3**	**11.2**
Other Products	**31,569**	**28,040**	**23,472**	**12.6**	**34.5**
Rural Loans	22,245	19,098	14,920	16.5	49.1
Other	9,324	8,941	8,552	4.3	9.0
\\ Companies	**547,055**	**530,317**	**516,650**	**3.2**	**5.9**
Working Capital	136,948	130,672	129,337	4.8	5.9
Foreign Trade Finance	56,107	49,708	41,152	12.9	36.3
Real Estate Financing	28,187	26,715	23,395	5.5	20.5
BNDES/Finame Onlendings	17,443	16,221	16,548	7.5	5.4
CDC/Leasing	28,560	27,916	26,953	2.3	6.0
Rural Loans	34,527	35,170	35,293	(1.8)	(2.2)
Sureties and Guarantees	113,859	110,890	100,429	2.7	13.4
Securities	90,016	93,617	104,140	(3.8)	(13.6)
Other	41,408	39,408	39,401	5.1	5.1
\\ Expanded Loan Portfolio	**943,891**	**912,092**	**877,500**	**3.5**	**7.6**
Real	849,516	822,898	815,784	3.2	4.1
Foreign Currency	94,375	89,194	61,716	5.8	52.9

Portfolio Mix - %



42.4
19.7
37.9
2020
39.8
20.7
39.5
2021
39.8
19.8
40.4
2022
39.2
19.1
41.7
2023
37.5
20.5
42.0
Sept24
Individuals
Micro, Small and Medium-Sized Enterprises
Large Corporates

Product Mix Individuals - %



Sept24
24
18
16
25
6
11
Payroll-deductible Loans
Credit Card
Personal Loans
Real Estate Financing
Rural Loans
Other

Product Mix Companies - %



Sept24
25
21
16
10
6
22
Working Capital
Sureties and Guarantees
Securities
Foreign Trade Finance
Rural Loans
Other

real estate financing

Portfolio



Portfolio
R$ billion
+4% q/q
+13% y/y
111.3
113.9
116.3
121.4
126.0
23.4
24.5
25.3
26.7
28.2
87.9
89.4
91.0
94.6
97.8
Sept23
Dec
Mar24
June
Sept
Individuals
Companies

Origination



Origination
R$ millions
+5% q/q
+65% y/y
5,889
7,795
6,889
9,266
9,693
2,472
3,980
2,266
3,185
3,047
3,416
3,815
4,623
6,081
6,646
3Q23
4Q
1Q24
2Q
3Q
Borrower
Builder

Profile of the Individual Portfolio – Origination 3Q24

Average term: **360 Months**

R$668 Thousand	R$431 Thousand	64.5%	51.5%
Average Property Valuation	Average Financing	Loan to Value	Loan to Value (Stock)

Units Financed



Units Financed
+2% q/q
+83% y/y
12,720
18,971
15,116
22,898
23,247
5,569
10,892
6,523
9,958
8,912
7,151
8,079
8,593
12,940
14,335
3Q23
4Q
1Q24
2Q
3Q
Borrower
Builder

payroll-deductible loans

Portfolio



Portfolio
%
62.0
63.2
61.4
60.7
59.8
R$ billion
90.5
91.8
93.7
94.5
96.4
89.5%
92.3%
54.3
58.4
61.9
64.6
67.2
35.2
32.0
29.2
27.1
25.1
10.5
9.6
8.9
8.3
7.7
Set23
Dez
Mar24
Jun
Set
Digital Channels %
Branches Network %
Correspondent %
Payroll-deductible Loans / Personal Loans + Payroll-deductible Loans

Distribution of the Portfolio by Sector



Distribution of the Portfolio by Sector
%
50.4
51.1
51.5
5.3
4.9
4.9
44.4
43.9
43.6
Sept23
June24
Sept24
Public Sector
Private Sector
Social Security National Institute (INSS)

payroll-deductible loans market share*

14.3%	15.6%	11.6%	13.6%
Total	Social Security	Private	Public

* Reference date: Aug24.

The volume of payroll-deductible loans grew by 6.4% in 12 months, highlighting the 38% increase in portfolio share originated through digital channels (3Q24 vs. 3Q23), which in addition to offering a better experience for clients, generates higher profitability.

loan portfolio

vehicle financing

Portfolio
R$ billion



60.6
60.9
61.5
62.8
65.0
27.2
27.6
28.0
28.5
29.3
33.4
33.3
33.4
34.3
35.7
Sept23
Dec
Mar24
June
Sept
Individuals
Companies

Distribution of the Portfolio by Product
%



1.5
8.8
Sept24
89.7
CDC Portfolio
Leasing Portfolio
Finame Portfolio

expanded loan portfolio distribution | by economic sector

R$ million	Sept24	%	June24	%	Sept23	%
Public Sector	**13,771**	**1.5**	**13,734**	**1.5**	**14,892**	**1.7**
Private Sector	**930,120**	**98.5**	**898,358**	**98.5**	**862,608**	**98.3**
\\ Total	**943,891**	**100.0**	**912,092**	**100.0**	**877,500**	**100.0**
Companies	**547,054**	**58.0**	**530,317**	**58.1**	**516,650**	**58.9**
Services	126,697	13.4	121,035	13.3	100,997	11.5
Retail	45,224	4.8	44,052	4.8	50,344	5.7
Transportation and Concession	44,222	4.7	44,055	4.8	41,118	4.7
Production and Distribution of Electricity	32,385	3.4	32,273	3.5	35,004	4.0
Real estate and Construction Activities	32,687	3.5	31,996	3.5	32,403	3.7
Wholesale	26,489	2.8	26,577	2.9	24,924	2.8
Food products	22,036	2.3	21,000	2.3	22,068	2.5
Automotive	12,127	1.3	10,957	1.2	10,100	1.2
Petrol, Derived and aggregated activities	12,616	1.3	10,882	1.2	8,640	1.0
Other Sectors	192,571	20.4	187,490	20.6	191,052	21.8
Individuals	**396,837**	**42.0**	**381,775**	**41.9**	**360,850**	**41.1**

loan portfolio

portfolio by debtors

Diversification strategy, with no relevant concentrations.



%
30.5
27.6
26.9
25.8
25.3
24.1
21.5
21.0
19.9
19.6
15.2
13.2
13.0
12.2
12.2
10.1
8.7
8.4
7.5
7.9
1.6
1.4
1.5
1.2
1.1
Sept23
Dec
Mar24
June
Sept
100 Largest
20 Largest
Largest borrower
50 Largest
10 Largest

summary per maturity [(1)]

%	Sept24	June24	Sept23
1 to 30 days	11.5	11.6	11.1
31 to 60 days	6.0	6.8	6.2
61 to 90 days	5.0	5.1	6.1
91 to 180 days	11.2	10.3	10.6
\\ Short-Term	**33.7**	**33.8**	**34.0**
181 to 360 days	15.5	15.2	14.9
Over 360 days	50.8	51.0	51.1
\\ Medium / Long-Term	**66.3**	**66.2**	**66.0**

(1) Only normal course operations of the Bacen Portfolio.

rating changes in expanded loan portfolio

As a consequence of the loan concession process and the improvement of new vintages, **98% of the new operations** in 12 months were classified in the AA-C ratings, noting that, currently, around **92% of our operations** are classified in these risk ranges.

Rating changes in Expanded Loan Portfolio between September 2023 and 2024	Total Credit on September 2024		New Customers between October 2023 and September 2024	
Rating	R$ million	%	R$ million	%
AA - C	863,925	91.5%	55,822	98.0%
D	13,259	1.4%	46	0.1%
E - H	66,708	7.1%	1,091	1.9%
\\ Total	**943,891**	**100.0%**	**56,958**	**100.0%**

expanded portfolio by rating and client size (in %)

Customer Profile	Sept24			June24			Sept23		
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Large Corporates	94.3	0.2	5.5	94.4	0.2	5.4	93.5	0.3	6.1
Micro, Small and Medium-Sized Enterprises	90.0	1.6	8.4	89.0	1.9	9.1	85.0	2.6	12.4
Individuals	89.8	2.5	7.7	89.2	2.6	8.2	86.5	3.2	10.3
\\ Total	**91.5**	**1.4**	**7.1**	**91.1**	**1.6**	**7.3**	**89.0**	**1.9**	**9.0**

LLP

expenses with expanded loan loss provisions

R$ million	3Q24	2Q24	3Q23	9M24	9M23	Variation % 3Q24 x 2Q24	3Q24 x 3Q23	9M24 x 9M23
Loan Loss Provision Expenses	(7,864)	(8,465)	(9,217)	(24,764)	(29,305)	(7.1)	(14.7)	(15.5)
Income from Credit Recovery	1,566	1,473	1,160	4,327	3,258	6.3	35.0	32.8
Impairment of Financial Assets	(234)	301	(179)	42	(892)	-	30.7	-
Granted Discounts / Other [1][2]	(595)	(599)	(952)	(1,833)	(2,082)	(0.7)	(37.5)	(12.0)
\\ Expanded ALL	**(7,127)**	**(7,290)**	**(9,188)**	**(22,228)**	**(29,021)**	**(2.2)**	**(22.4)**	**(23.4)**

(1) It includes the result with BNDU (non-financial assets held for sale), provision for sureties and guarantees and others; and **(2)** For a better comparative analysis of the lines that make up the expenses with expanded loan loss provisions, we allocated in this line the effects of restructuring operations in the wholesale segment, involving recoveries of credits already written off as losses and an increase in provisions for specific cases.

Reduction of 1.2 p.p. in the cost of risk (loan loss provisions/ portfolio) in 12 months, due to:

- Improved quality of vintage
- Gradual change in portfolio mix, prioritizing products with attractive NII net of provisions
- Improved efficiency in collection

expanded loan loss provisions / expanded loan portfolio



%
4.2
4.8
3.5
3.2
3.0
Expanded Loan Loss Provision
R$ billion
9.2
10.5
7.8
7.3
7.1
3Q23
4Q
1Q24
2Q
3Q
Without Large Corporate Client
Expanded Loan Loss Provision (Expense) / Expanded Loan Portfolio (Annualized)

The improvement in the portfolio profile, mainly in mass-market, contributed significantly to the reduction of R$2.1 billion in total expenses with expanded loan loss provisions, which fell by 22.4% compared to 3Q23. This shows the improvement in the quality of new vintages and the actions implemented in the journey of concession and credit recovery, generating greater efficiency in collection, and resulting in higher credit recovery revenues.

loan loss provisions – mass-market (individuals and companies)



R$ billion
(2)% q/q
(20)% y/y
8.8
8.5
7.3
7.2
7.1
3Q23
4Q
1Q24
2Q
3Q

It is important to note that even with the reduction in loan loss provision in the periods, our coverage ratios over 90 days remained practically stable in the quarter, and showed an increase compared to the previous year.

We continued to provision almost all of the NPL Creation.

loan indicators

delinquency ratios: reduction in all segments

over 15 to 90 days total ratio
improvement of 0.3 p.p. q/q

over 90 days total ratio
improvement of 0.1 p.p. q/q

Both short (15-90) and long (above 90 days) delinquency showed another quarter of improvement in all segments, reflecting the quality of the new vintages that continue to record low levels of delinquency. The 15 to 90 day indicator showed improved performance driven by our operations with companies, highlighting the mass-market.

over 15 to 90 days - %



4.9
5.2
5.5
5.3
5.1
4.9
5.2
4.7
4.7
3.8
4.9
5.1
4.9
4.5
4.6
4.4
3.7
3.4
3.6
4.1
4.6
4.4
4.1
4.1
4.1
3.7
3.0
1.4
1.3
1.3
0.5
0.4
0.2
0.1
0.1
0.1
Sept22
Dec
Mar23
June
Sept
Dec
Mar24
June
Sept
Micro, Small and Medium-Sized Enterprises

over 90 days - %



7.0
7.2
6.8
6.3
6.4
5.5
6.7
6.6
5.4
5.2
5.1
6.2
5.9
5.5
5.2
5.1
5.3
5.7
5.6
4.5
5.1
5.1
4.8
4.3
4.3
4.2
3.9
0.7
0.6
0.6
0.6
0.1
0.1
0.2
0.2
0.1
Sept22
Dec
Mar23
June
Sept
Dec
Mar24
June
Sept
Individuals
Total
Large Corporates

Renegotiated Portfolio

Our renegotiated portfolio fell by 3.7% compared to June24 and 0.5 p.p. in the Bacen portfolio share. We maintain higher levels of provision for this portfolio, representing 2.1 times the total of loans overdue by more than 90 days.

Evolution of the balance of the Portfolio

R$ billion



32.6
39.0
39.1
38.8
37.9
36.5
5.3
4.3
4.2
4.2
4.3
4.5
27.3
34.7
34.9
34.6
33.5
31.9
(4)% q/q
(7)% y/y
+4% q/q
+5% y/y
(5)% q/q
(8)% y/y
Sept22
Sept23
Dec
Mar24
June
Sept
Originated from portfolio in write-off
Originated from active portfolio

Renegotiated Portfolio / Bacen Portfolio

%



5.1
5.2
5.7
6.1
6.2
6.2
6.1
5.8
5.3
Sept22
Dec
Mar23
June
Sept
Dec
Mar24
June
Sept

Provision (LLP) / Renegotiated Portfolio

%



62.5
63.3
63.3
61.6
62.0
60.2
61.8
63.1
64.3
Sept22
Dec
Mar23
June
Sept
Dec
Mar24
June
Sept
2.1x
Over 90 days | Renegotiated Portfolio
%
19.8
21.6
23.1
23.7
23.5
22.9
25.3
28.1
30.1
Sept22
Dec
Mar23
June
Sept
Dec
Mar24
June
Sept

coverage ratios and provision

Coverage Ratio over 90 days - %


298
310
278
244
239
264
260
260
264
201
204
182
164
155
165
164
170
169
98
105
99
92
87
86
85
87
90
Sept22
Dec
Mar23
June
Sept
Dec
Mar24
June
Sept
Coverage Ratio over 90 Days - Excluding operations 100% provisioned
Coverage Ratio over 90 Days
Coverage Ratio over 90 Days + Renegotiation

Portfolio in Arrears


R$ million
30,108
25,076
34,269
28,277
40,351
32,906
43,511
36,773
43,710
38,109
38,241
32,597
37,631
31,546
34,144
28,507
33,500
28,639
Sept22
Dec
Mar23
June
Sept
Dec
Mar24
June
Sept
Loan Portfolio Overdue for over 60 Days
Loan Portfolio Overdue for over 90 Days

Composition of the Provision


%
7.8
8.8
9.3
9.6
9.4
8.6
8.1
7.4
7.0
R$ million
50,334
9,743
19,799
20,792
57,741
11,081
22,809
23,850
60,032
9,397
21,880
28,756
60,196
7,013
20,728
32,455
59,137
5,683
19,275
34,179
53,901
5,774
17,740
30,387
51,643
6,175
16,372
29,097
48,508
6,083
17,106
25,319
48,486
6,141
16,826
25,518
Expected Losses
Incurred Losses
Sept22
Dec
Mar23
June
Sept
Dec
Mar24
June
Sept
Specific
Generic
Complementary
Total Provision - in relation to the portfolio

NPL Creation | 90 Days vs. Write-offs

The NPL Creation in relation to the portfolio showed an improvement of 0.4 p.p. compared to 3Q23, with a reduction in all segments, while in the quarter the improvement was 0.1 p.p., with an emphasis for the Individuals segment. Our level of provision (gross loan loss provision) on new defaults showed a 5 p.p. increase over 3Q23. We provisioned for almost all NPL Creation.


NPL Creation
92%
114%
98%
97%
97%
1.6%
1.3%
1.4%
1.3%
1.2%
R$ million
9,987
6,473
3,325
189
8,066
5,059
2,895
112
8,643
5,732
2,856
55
8,760
6,210
2,424
127
8,076
5,561
2,456
59
(8)% q/q
(19)% y/y
3Q23
4Q
1Q24
2Q
3Q
Large Corporates
Micro, Small and Medium-Sized Enterprises
Individuals
NPL Creation / Bacen Portfolio
Gross Loan Loss Provisions Expenses / NPL Creation - 90 days


Write-offs
R$ million
10,314
6,970
3,127
216
14,092
7,305
3,541
3,245
10,743
6,836
3,317
589
11,799
6,706
3,422
1,671
7,944
5,288
2,469
188
3Q23
4Q
1Q24
2Q
3Q
Large Corporates
Micro, Small and Medium-Sized Enterprises
Individuals

fee and commission income

R$ million	3Q24	2Q24	3Q23	9M24	9M23	Variation % 3Q24 x 2Q24	Variation % 3Q24 x 3Q23	Variation % 9M24 x 9M23
Card Income	4,061	3,720	3,677	11,499	10,952	9.2	10.4	5.0
Checking Account	1,735	1,722	1,726	5,127	5,369	0.8	0.5	(4.5)
Asset Management	960	865	844	2,638	2,402	11.0	13.7	9.8
Consortia	680	638	588	1,966	1,683	6.6	15.6	16.8
Loans Operations	749	688	535	2,043	1,617	8.9	40.0	26.3
Collections and Payments	479	490	531	1,473	1,637	(2.2)	(9.8)	(10.0)
Custody and Brokerage Services	374	344	350	1,060	1,031	8.7	6.9	2.8
Capital Market / Financial Advisory Services	481	475	526	1,161	917	1.3	(8.6)	26.6
Other	385	375	335	1,115	1,006	2.7	14.9	10.8
\\ Total	**9,904**	**9,317**	**9,112**	**28,082**	**26,614**	**6.3**	**8.7**	**5.5**
\\ Business Days	**66**	**63**	**64**	**190**	**188**	**3**	**2**	**2**

Part of the performance of Fee and Commission Income is influenced by the increased share in Cielo. Disregarding this effect, the total revenues would have varied 2.8% vs. 2Q24, 5.1% vs. 3Q23 and 4.3% vs. 9M23.

card income

Card Income reached R$4 billion in the quarter, equivalent to 41% of the total Fee and Commission Income:

- Volume transacted with credit cards exceeded R$83.7 billion; growth of 5% y/y and 3% q/q.
- About 60% of the total revenue comes from high-income clients, with an annual growth of 15%; and
- Increased share in Cielo.

traded volume | credit cards

R$ million



80,170
79,601
80,522
81,147
83,789
3Q23
4Q
1Q24
2Q
3Q

checking account

The variations in the periods reflect our actions seeking to always improve the services we offer to our clients and also our position in the competitive environment.

checking account holders

In million



38.3
38.1
38.3
38.6
38.5
3Q23
4Q
1Q24
2Q
3Q

loans operations

The growth observed in the periods reflects an increase in the volume of credit origination. With greater relevance in the working capital and commissions associated with guarantees provided (guarantees and sureties).

asset management

market share **16.5%**

The revenue shows continuous growth in all periods presented, reflecting the effectiveness of our management strategy and our commitment to generating value for our clients in an extremely challenging market. In addition to the robust results, Bradesco Asset is the first to win in the three main FGV rankings, being named the Best Asset Managers in Brazil, Best Bank to invest in funds and Best Pension Plan Manager.

balance of investment funds and managed portfolios

R$ billion



1,156
1,193
1,214
1,230
1,270
Sept23
Dec
Mar24
June
Sept

fee and commission income

consortia

market share **Total 20.1% | auto 23.6% | real estate 12.9% | trucks, tractors and agricultural implements 17.4%**

Increase in fee and commission income in all periods, with a global market share of 20.1%.

highlights of 9M24

More than 176 thousand quotas contemplated (R$11.3 billion concessions in letters of credit);

Agro Bradesco Consortium had revenues of more than R$1.4 billion, a growth of 28% vs. 9M23; and

Digital sales grew by 37% compared to 9M23.

number of outstanding consortium quotas

In thousands



1,525
1,531
1,531
1,520
1,523
1,125
1,139
1,134
1,121
1,125
153
149
153
147
146
247
243
248
252
253
3Q23
4Q
1Q24
2Q
3Q
Real Estate
Trucks, Tractors and Agricultural Implements
Auto

collections and payments

Revenues totaled R$479 million in the quarter, in a resilient performance in the face of the new payment options and methods available in the market.

capital market / financial advisory services

Good performance in the quarter, reflecting efforts to capture business opportunities in all segments of the capital market and in mergers and acquisition operations. We advised in 121 operations in the 3Q24, totaling around R$156 billion in volume of transactions. Below are the main highlights by segment:

fixed income (DCM)
Advisory services and structuring of 113 transactions with a volume of R$132.6 billion.

variable income (ECM)
Coordination and distribution with a volume of R$14.8 billion.

mergers and acquisitions (M&A)
Advisory services for seven transactions with a volume of R$8.6 billion.

custody

In the 3Q24, we registered R$2.5 trillion, with a growth of 12% in 12 months of assets under custody.

R$ billion



2,227
2,337
2,351
2,398
2,491
3Q23
4Q
1Q24
2Q
3Q

operating expenses

The performance of our operating expenses reflects our strategy to adjust the cost-to-serve, which already presents positive results in the containment and allocation of expenses. In this quarter, we accelerated movements in the physical network and maintained strict cost control, without compromising investments, mainly in technology, development, infrastructure and strengthening the framework with more hires in the areas of technology, credit and investments, in addition to the effects of the collective agreement and higher expenses related to the increase in the result. **In this quarter, total operating expenses were affected by the increase in our share in Cielo. Disregarding this effect, the variation would be 2.0% vs. 2Q24, 9.9% vs. 3Q23 and 8.4% vs. 9M23, within our estimates for the annual guidance.**

R$ million	3Q24	2Q24	3Q23	9M24	9M23	Variation % 3Q24 x 2Q24	Variation % 3Q24 x 3Q23	Variation % 9M24 x 9M23
\\ Personnel Expenses	**(6,849)**	**(6,627)**	**(6,206)**	**(19,844)**	**(18,392)**	**3.3**	**10.4**	**7.9**
Payroll, Social Charges, Benefits and Training	(5,629)	(5,430)	(5,239)	(16,397)	(15,253)	3.7	7.4	7.5
Management and Employee Profit Sharing	(772)	(648)	(596)	(2,037)	(2,013)	19.1	29.5	1.2
Terminations Costs and Provision for Labor Claims	(448)	(549)	(371)	(1,410)	(1,126)	(18.4)	20.8	25.2
Total Administrative Expenses	**(5,728)**	**(5,729)**	**(5,651)**	**(16,940)**	**(16,628)**	**-**	**1.4**	**1.9**
Administrative Expenses	**(4,576)**	**(4,606)**	**(4,587)**	**(13,551)**	**(13,490)**	**(0.7)**	**(0.2)**	**0.5**
Outsourced Services	(1,453)	(1,452)	(1,408)	(4,181)	(4,098)	0.1	3.2	2.0
Data Processing and Communication	(1,001)	(959)	(950)	(2,939)	(2,973)	4.4	5.4	(1.1)
Facilities (1)	(648)	(659)	(679)	(1,976)	(1,994)	(1.7)	(4.6)	(0.9)
Financial System Services	(330)	(305)	(383)	(940)	(1,036)	8.2	(13.8)	(9.3)
Advertising and Marketing	(360)	(384)	(328)	(1,078)	(926)	(6.3)	9.8	16.4
Transportation	(195)	(196)	(209)	(583)	(593)	(0.5)	(6.7)	(1.7)
Other (2)	(589)	(651)	(630)	(1,854)	(1,870)	(9.5)	(6.5)	(0.9)
Depreciation and Amortization	**(1,152)**	**(1,123)**	**(1,064)**	**(3,389)**	**(3,138)**	**2.6**	**8.3**	**8.0**
\\ Other Operating Expenses Net of Revenue	**(2,473)**	**(2,110)**	**(1,571)**	**(6,092)**	**(4,275)**	**17.2**	**57.4**	**42.5**
Expenses with Marketing of Cards	(800)	(603)	(601)	(1,933)	(1,530)	32.7	33.1	26.3
Civil and Tax Contingencies	(862)	(772)	(295)	(2,217)	(304)	11.7	-	-
Claims	(193)	(172)	(130)	(487)	(451)	12.2	48.5	8.1
Other	(618)	(563)	(545)	(1,456)	(1,991)	9.8	13.4	(26.9)
\\ Total Operating Expenses	**(15,050)**	**(14,466)**	**(13,428)**	**(42,876)**	**(39,295)**	**4.0**	**12.1**	**9.1**

(1) Contemplates Maintenance and Conservation of Assets and Rentals; and **(2)** Includes Water, Electricity and Gas, Travels and Materials.

administrative expenses

The administrative expenses for 9M24 vs. 9M23 grew by 1.9%, below inflation rates, due to the strict cost control and continuous improvement of our service network, committed to the balance between operational efficiency and the way we serve our clients, focused on providing the best experience and driving business creation in an agile and assertive way. Variations in periods (3Q24 vs. 3Q23 and 9M24 vs. 9M23), are related to higher expenses with depreciation and amortization, outsourced services, data processing (mainly cloud storage) and institutional campaigns to promote the brand.


8,148
7,477
7,388
7,173
6,762
6,347
4,281
996
2,871
3,958
765
2,754
3,873
820
2,695
3,667
802
2,704
3,443
809
2,510
3,224
768
2,355
Sept22
Sept23
Dec
Mar24
June
Sept
Branches
Business Units
Service Centers

Retail + Prime: 2,083
digital Platform: 76
Companies & Business: 122
Corporate: 74

personnel expenses

The movement in all comparative periods reflects the strengthening of the workforce, mainly in the areas of technology, data and innovation, investment specialists and the credit unit, higher expenses with profit sharing, reflecting the improvement in results / profitability, greater investments in training as well as the effect of the collective agreement that took place in September 2024, which includes a 4.64% readjustment in wages and benefits (September 2023: 4.58%).

other operating expenses net of revenue

The variations in the periods reflect the movements in civil and fiscal contingencies, expenses with card commercialization, driven by the high-income segment and effect of the increased share in Cielo in 3Q24; and higher operational expenses from insurance activities.

dynamics of the insurance business

3Q24

net income
R$2.4 bi
△ 8.1% q/q

ROAE
23.7%

revenues from insurance premiums, pension contributions and capitalization bonds
R$31.5 bi
△ 4.2% q/q

In 3Q24, Grupo Bradesco Seguros recorded a net income of R$2.4 billion, a growth of 8.1% compared to 2Q24, reaching R$6.5 billion in the accrued for the year (+0.4% vs. 9M23). The ROAE evolved from 22.1% to 23.7% in the quarter. The revenues from insurance premiums, pension contributions and capitalization bonds reached R$31.5 billion, representing an increase of 4.2% over the previous quarter and totaling R$89.6 billion in the accrued for the year, with a growth of 14.0% (vs. 9M23).

The continued good performance of revenues and the improvement in the claims and commission ratios contributed to the evolution of the income from insurance operations, which, in the accrued for 9M24, showed a growth of 4.2% (vs. 9M23). It is worth highlighting the increase of 13% in the operating income, exceeding by R$915 million that recorded in the same period of 2023.

In this sense, the reduction of 2.4 p.p. in the claims ratio is highlighted, compared to 2Q24, reaching 76.2% in 3Q24. Regarding the compensation and benefits in the year, Grupo Bradesco Seguros returned a total of R$41.8 billion to the company (9M24).

In life insurance, the Bradesco Vida e Previdência (Life and Pension) product grid presented advances in the period, making it even more complete. The highlights were the launch of the Empresarial Flexível MEI (MEI Flexible Business) insurance, focused on the individual micro-entrepreneur, and the evolution of the Empresarial Flexível Pessoa Chave (Business Flexible Key Person), a product that differs by the flexibility of coverages and assistances.

Now in pension plans, the Company reached a net funding of R$8.0 billion in 9M24 and launched the Pecúlio Super Simples Bradesco, a product that grants a single compensation to beneficiaries in the minimum amount of R$25 thousand and a maximum of R$1.2 million, in case of the death of the participant of the pension plan.

Bradesco Saúde announced the expansion of its network of accredited providers in the Midwest region, mainly strengthening the capacity of care in municipalities of the State of Mato Grosso that are reference of the Brazilian agribusiness, such as Sinop, Sorriso, Lucas do Rio Verde and Nova Mutum.

In the automotive insurance business, Bradesco Seguros has partnered with Livelo to allow the use of points in the total or partial purchase of insurance. The Company also announced the creation of Bradesco Seguro Moto, to meet the specific needs, available for motorcycles of private use, national and imported, under rules contained in the terms of the product.

In Property & Casualty, Bradesco Seguros launched, together with Bradesco Expresso, a pre-formatted product, which aims to provide convenience for the client and expand access to home insurance.

Bradesco Capitalização achieved a 33% growth in revenue through digital channels in 3Q24, compared to the same period of the previous year, maintaining its leadership in the sector.

Atlântica Hospitals completed operations announced in previous quarters, such as the acquisition of a 20% stake in the Santa Group, a network of leading hospitals in the Midwest, as well as the creation of the new network of hospitals, Atlântica D'Or, with the inauguration of the Guarulhos (SP) and Alphaville (SP) units taking place during the month of October.

insurance net income statement

R$ million	3Q24	2Q24	3Q23	9M24	9M23	Variation % 3Q24 x 2Q24	3Q24 x 3Q23	9M24 x 9M23
\\ Income Statement								
Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond Income	18,054	16,776	16,689	51,037	47,817	7.6	8.2	6.7
Retained Claims	(12,002)	(11,522)	(11,555)	(35,150)	(33,721)	4.2	3.9	4.2
Capitalization Bond Draws and Redemptions	(1,725)	(1,476)	(1,442)	(4,588)	(4,056)	16.9	19.6	13.1
Commission Expenses	(1,061)	(1,022)	(811)	(3,090)	(2,747)	3.8	30.8	12.5
Financial Results	1,783	1,888	1,744	5,481	5,841	(5.6)	2.3	(6.2)
\\ Income from Insurance, Pension Plans and Capitalization Bonds	**5,048**	**4,644**	**4,624**	**13,689**	**13,134**	**8.7**	**9.2**	**4.2**
Fee and Commission Income	504	478	459	1,437	1,323	5.4	9.7	8.6
Personnel Expenses	(574)	(553)	(534)	(1,665)	(1,539)	3.8	7.6	8.2
Other Administrative Expenses	(512)	(555)	(507)	(1,577)	(1,445)	(7.7)	1.1	9.1
Others	(668)	(300)	(340)	(1,076)	(1,056)	122.7	96.4	1.9
\\ Operating Income	**3,799**	**3,714**	**3,703**	**10,809**	**10,416**	**2.3**	**2.6**	**3.8**
Non-Operating Income / Income Tax / Social Contribution / Non-controlling interests in subsidiaries	(1,423)	(1,517)	(1,349)	(4,286)	(3,920)	(6.2)	5.5	9.3
\\ Recurring Net Income	**2,376**	**2,197**	**2,354**	**6,523**	**6,497**	**8.1**	**0.9**	**0.4**
Life and Pension Plans	1,274	1,379	1,301	3,795	3,880	(7.6)	(2.1)	(2.2)
Health	367	335	262	1,022	615	9.6	40.0	66.3
Capitalization Bonds	189	173	186	542	514	9.2	1.9	5.5
Property & Casualty and Others	546	310	606	1,164	1,488	76.1	(9.9)	(21.8)
\\ Selected Asset Data								
Total Assets	448,900	434,394	403,679	448,900	403,679	3.3	11.2	11.2
Securities	416,049	403,335	374,143	416,049	374,143	3.2	11.2	11.2
Technical Provisions	393,720	382,390	349,569	393,720	349,569	3.0	12.6	12.6
Shareholder's Equity (1)	36,905	37,674	38,143	36,905	38,143	(2.0)	(3.2)	(3.2)

(1) In Sept 2024, the shareholders' equity of regulated companies (Insurance, Pension plans and Capitalization bonds) totaled R$20,476 million.

Note.: The minimum capital required (MCR) totaled R$13.6 billion in Sept 2024.

income from insurance, pension plans and capitalization bonds +8.7% vs. 2Q24



Net Income and ROAE
%
23.9
24.8
19.8
22.1
23.7
R$ million
2,354
2,486
1,950
2,197
2,376
1,301
1,412
1,142
1,379
1,274
606
580
308
310
546
262
307
320
335
367
186
186
180
173
189
3Q23
4Q
1Q24
2Q
3Q
Life and Pension Plans
Property & Casualty and Others
Health
Capitalization Bonds
ROAE - Quartely

In 3Q24, the continued good performance of the income from insurance, pension plans and capitalization operations was influenced by the increase in revenues from insurance premiums, pension contributions and capitalization bonds and the improvement of the claims and commission ratios.

Performance 3Q24 x 2Q24	Revenues	Claims	Commission Ratio	Financial Results
Life and Pension Plans	△	△	△	▽
Health	△	△	△	▽
Capitalization Bonds	△	-	-	△
Property & Casualty and Others	△	△	△	△

In the nine months to date, revenues from insurance premiums, pension contributions and capitalization bonds reached R$4.3 billion, with 3.4 million products sold digitally, and a 42.8% increase in the quantity of products.

revenue and administrative efficiency ratio


%
3.5
3.6
3.7
4.1
3.7
3.8
3.7
3.6
3.5
R$ million
25,149
24,495
24,997
25,463
28,165
27,999
27,951
30,200
31,463
11,870
2,429
9,131
1,719
3Q22
11,168
2,312
9,527
1,488
4Q
11,338
2,135
9,949
1,574
1Q23
11,380
2,410
10,222
1,451
2Q
13,422
2,501
10,585
1,656
3Q
13,153
2,286
10,986
1,574
4Q
13,169
2,097
11,103
1,582
1Q24
14,801
2,410
11,300
1,689
2Q
15,000
2,605
11,905
1,953
3Q
Life/AP/VGBL/PGBL/Basic Lines
Auto/P&C + DPVAT
Health
Capitalization Bonds
Administrative Efficiency Ratio

retained claims


%
80.5
80.2
82.1
81.1
80.9
80.3
78.4
78.5
77.7
R$ million
29,050
39,417
11,076
22,166
33,721
45,269
11,626
23,148
35,150
9M22
12M22
3M23
6M23
9M23
12M23
3M24
6M24
9M24
Retained Claims
Claims

income from insurance, pension plans and capitalization bonds


R$ million
3,469
1,460
2,009
3Q22
4,300
2,241
2,059
4Q
3,669
2,023
1,646
1Q23
4,841
2,074
2,767
2Q
4,624
1,744
2,880
3Q
4,745
2,204
2,541
4Q
3,997
1,810
2,187
1Q24
4,644
1,888
2,756
2Q
5,048
1,783
3,265
3Q
Operating Income
Financial Result

The continued good performance of revenues from premiums, pension contributions and capitalization bonds, as well as an improvement in the claims and commission ratios, contributed to the evolution of the income from operations in the quarter.

technical provisions and insurance activity indicators

technical provisions

Technical provisions totaled R$393.7 billion in September 2024, with an increase of 12.6% in 12 months and 3.0% in the quarter, and higher provisions in the "Life and Pension" and "Health" segments.


R$ million
316,560
324,024
332,905
340,542
349,569
360,803
372,673
382,390
393,720
286,047
292,954
300,734
308,090
316,949
327,498
338,282
346,713
356,470
15,477
15,599
16,572
16,609
16,570
17,174
18,354
19,310
20,532
8,949
9,134
9,163
9,154
9,121
9,200
9,232
9,343
9,520
6,087
6,336
6,435
6,689
6,930
6,931
6,805
7,024
7,198
Sept22
Dec
Mar23
June
Sept
Dec
Mar24
June
Sept
Total Reserves
Pension Plans and Life / VGBL
Health
Capitalization Bonds
Auto/P&C

performance ratios – combined ratio / claims ratio / commission ratio

Combined Ratio


%
89.2
91.8
93.0
91.2
91.3
89.4
89.1
89.7
86.6
101.3
103.5
104.5
101.3
103.0
99.9
100.2
100.3
99.7
90.9
91.1
95.4
93.5
90.1
90.3
95.1
95.9
85.0
55.1
62.8
59.5
63.3
62.4
58.5
54.8
55.8
45.9
3Q22
4Q
1Q23
2Q
3Q
4Q
1Q24
2Q
3Q
Life
Health
Auto/P&C
Total (1)

(1) Excluding additional reserves.

Claims Ratio


%
80.5
78.5
78.4
78.6
76.2
92.4
89.8
89.7
89.6
89.3
57.3
53.2
55.3
60.6
57.1
43.4
42.1
38.9
36.9
29.1
29.1
33.9
35.0
33.5
20.7
3Q23
4Q
1Q24
2Q
3Q
Auto/Optional Third-Party Liability
Life/AP
Property & Casualty
Health
Total

Commission Ratio


%
6.8
6.6
6.7
6.8
6.7
18.9
19.1
19.3
19.3
19.1
16.4
16.2
15.9
16.1
16.1
14.9
15.1
14.8
15.6
15.5
3.7
3.6
3.8
3.8
3.6
3Q23
4Q
1Q24
2Q
3Q
Auto/Optional Third-Party Liability
Life/AP
Property & Casualty
Health
Total

number of contracts / clients - bradesco vida e previdência

In thousand


29,642
2,971
26,671
28,264
2,996
25,268
27,691
3,031
24,660
27,975
3,066
24,909
27,867
3,094
24,773
Sept23
Dec
Mar24
June
Sept
Insurance Contracts - Life, Personal Accidents, and Loss of Income
Pension Plans and VGBL Participants

number of bradesco saúde, mediservice and bradesco saúde policyholders

In thousands


3,871
110
3,761
3,856
108
3,748
3,755
107
3,648
3,756
106
3,650
3,841
105
3,736
Sept23
Dec
Mar24
June
Sept
Company Health Plans
Individual Health Plans

number of auto/P&C policyholders

In thousands


3,003
1,492
1,511
3,031
1,546
1,485
2,972
1,523
1,449
3,025
1,582
1,443
3,111
1,639
1,472
Sept23
Dec
Mar24
June
Sept
Auto/Optional Third-Party Liability
P&C

number of clients (capitalization bonds)

In thousands


3,146
3,133
3,179
3,201
3,207
Sept23
Dec
Mar24
June
Sept

basel

Total Ratio
15.1%

Tier I Ratio
12.7%

Common Equity Ratio
11.2%

Even with the growth of the loan portfolio, our Tier I ratio showed evolution in this quarter of 0.1 p.p., as we highlighted below.

Changes in the Tier I Ratio in the quarter



%
Limits since Apr, 2022 (1)
9,50% Tier 1
8,00% Common Equity
12.6
1,5
11.1
0.5
(0.3)
0.1
(0.3)
12.7
1.5
11.2
June24
Net Income
Remuneration to the Shareholders
Effects of Prudential Adjustments / MTM of Securities
Risk-Weighted Assets
Sept24
Common Equity
Additional Capital

(1) It refers to the minimum required limits, added to the additional contributions of counter-cyclical and systemic capital. It is noteworthy that, as per Resolution No. 4,958/21, since April 2022, the minimum capitals are 9.5% for tier I capital and 8.0% for the common equity.



%
15.8
13.6
1.5
12.1
2.2
Sept22
14.8
12.4
1.5
11.0
2.4
Dec
15.1
12.6
1.5
11.1
2.5
Mar23
15.5
12.9
1.5
11.4
2.7
June
16.0
13.4
1.6
11.8
2.5
Sept
15.8
13.2
1.6
11.7
2.6
Dec
15.4
12.7
1.5
11.2
2.6
Mar24
15.2
12.6
1.5
11.1
2.6
June
15.1
12.7
1.5
11.2
2.4
Sept
Tier I
Tier II
Total Ratio
Common Equity
Additional Capital

guidance, indicators & economic perspectives

The following table shows our estimated results for 2024, with no changes to the initial guidance previously disclosed. In this quarter, we are presenting the proforma variations of the lines impacted by the increase of our participation in Cielo for a better comparability effect with the annual indicator. It is worth noting that the initial guidance was prepared on an annual basis, therefore the performance in the nine months of the year should not be compared with the annual estimate due to seasonality, bases for comparison between periods and expected performance by the end of the year for each line.

guidance

	2024	9M24 vs. 9M23	
Guidance	Annual indicator	Realized not considering the effect of the increase of the share in Cielo	Realized
Expanded Loan Portfolio	7% to 11%	7.6%	7.6%
Net Interest Income	3% to 7%	(4.8%)	(4.8%)
Fee and Commission Income	2% to 6%	4.3%	5.5%
Operating Expenses (Personnel + Administrative + Other)	5% to 9% (1)	8.4%	9.1%
Income from Insurance, Pension Plans and Capitalization Bonds	4% to 8%	4.2%	4.2%
Expanded loan loss provisions - R$ billion	R$35 to R$39	R$22.2	R$22.2

(1) Administrative and personnel expenses grow in line with inflation.

indicators

	3Q24	2Q24	3Q23	9M24	9M23
Interbank Deposit Certificate (CDI)	1.79	2.53	3.22	7.10	9.92
Ibovespa	6.38	(3.28)	(1.29)	(1.77)	6.22
USD – Commercial Rate	(1.99)	11.26	3.91	12.54	(4.03)
General Market Price Index (IGP-M)	1.52	2.02	(0.49)	2.63	(4.93)
Extended Consumer Price Index (IPCA)	0.80	1.05	0.61	3.31	3.50
Business Days (#)	66	63	64	190	188
Calendar Days (#)	92	91	92	274	273
\\ Indicators (Closing Rate)					
USD – Commercial Rate (R$)	5.4481	5.5589	5.0076	5.4481	5.0076
CDS 5 years (Points)	153	170	188	153	188
Selic - Base Interest Rate (% p.a.)	10.75	10.50	12.75	10.75	12.75
BM&F Fixed Rate (% p.a.)	12.17	11.18	11.06	12.17	11.06

economic perspectives

%	2024	2025
USD - Commercial Rate (year-end) - R$	5.40	5.10
Extended Consumer Price Index (IPCA)	4.5	3.8
General Market Price Index (IGP-M)	5.3	3.3
Selic (year-end)	11.75	10.75
Gross Domestic Product (PIB)	3.1	2.1

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Additional
Information

corporate strategy

Our purpose is to create opportunities for people to progress and for the sustainable development of companies and society.

At the beginning of the year, we released an update of Bradesco's strategic vision, presenting a plan that reaffirms our ambition to be a comprehensive, profitable bank that is prepared to compete in the short and long-term.

With a robust and accelerated approach, we will focus our attention on ten key themes, aligning our actions to our ambitions and strengthening our core commitments:

business: mass retail; affluent; SMEs; payments and cash management; and credit cycle.

enablers: intra-group synergies and innovation; agile technology and model; organizational structure; management model and culture; and operational efficiency.

customer-centric

The client is at the center of our decisions, there are more than 80 years of partnership, participating in all their moments of life. Whether on mobile, in branches, on the computer, or by BIA, we are present in the best moments, helping to conquer their dreams through a healthier financial life.

We will continue this way, working with a focus on promoting the best experience, listening to what clients have to tell us combined with the use of data intelligence. Thus, we develop products and services that are increasingly complete and appropriate to the needs, desires and life moment of each client.

The client's voice

To boost the customer-centric front, we have dedicated an exclusive area in order to develop the best experience. As a result, we are always promoting solutions related to their needs, such as the corporate chat Net Empresa, a new service channel that is gradually coming to the MEI public, streamlining contact with the client and reducing the need to go to the branch. In addition, we also included contactless payment solutions, additional card request, dispute of charges and temporary block directly by the Bradesco PF App (for Individuals), facilitating the day to day of the user who has the main credit card functions in a single application. We also reformulated the Bradesco PF App (for Individuals) homepage, which now has a more modern and simplified layout, with a more user-friendly interface, as well as a more fluid navigation system and a more personalized experience, with shortcuts that facilitate the financial day to day.

NPS

3Q24 vs. 4Q20

Bank	Checking Account	Credit Cards	Investments
+ **25** p.p.	+ **25** p.p.	+ **32** p.p.	+ **39** p.p.

Reflecting our permanent purpose of listening, learning and evolving with the voice of our clients, in 3Q24, Bradesco reached new NPS records, and for the second consecutive quarter.

This commitment, always enhanced through sound governance, ensures that customer-centricity remains an essential pillar of our strategy. We adopted robust methodology, which puts the NPS metric, innovative technologies and multidisciplinary teams side by side focused on transforming insights into priority actions aimed at building increasingly positive relationships.

With the expansion of the EscutaBRA Program, we further intensified the proximity between our executives and clients. In an exclusive space, we transformed all improvement opportunities into effective action plans. Thus, we reinforce the certainty that the voice of the client will always be the main tool to guide the practices of all our employees, driven and motivated by the engagement of the top management of the Organization.

This combination, also connected to ethics and transparency, reflecting directly on the Bank's NPS and the main products linked to the day-to-day business, including Checking Account, Credit Card and Investments. Through initiatives that provide greater security, autonomy and practicality to clients, we continue to consolidate trust and excellence constantly.

In a dynamic, competitive and challenging market, our solidity and trust are a direct result of our commitment to retain the client as the reason for existence of our Organization, our main, largest and most valuable asset and in any scenario.

Source: Bradesco analysis by means of the NPS Prism® benchmark report. NPS Prism® is a registered trademark of Bain&Company, Inc.

diversity, equity and inclusion

commitment to diversity and representation

INSTITUTO ETHOS
The Valuable 500
fórum de empresas e direitos lgbti+
INICIATIVA EMPRESARIAL PELA IGUALDADE RACIAL
coalizão
PRINCÍPIOS DE EMPODERAMENTO DAS MULHERES
ONU MULHERES
UNITED NATIONS GLOBAL COMPACT
HeForShe

84.0 thousand employees

50% are women

29% are black people

36% of leadership positions are occupied by women

22% of leadership positions are occupied by black people

5% are people with disabilities

UNIBRAD | development solutions and training

education, inclusion and democratization of knowledge

+1.2 million participants in trainings (in 9M24)

Main recognitions

\\ GPTW Award – Healthy Management
\\ GPTW Award – Women
\\ GPTW Award – PwD
\\ Career of Dreams Ranking - Cia de Talentos
\\ GPTW Award - Ethnic/Racial
\\ Top Employers 2024 Certification
\\ LinkedIn – Top Company 2024
\\ Brazil´s Most Attractive Employers - Universum

sustainability

Sustainability is integrated into our strategic drivers and, through the management of guidelines and engagement in environmental, social and governance (ESG) aspects, we seek to enhance our contribution to the sustainable development of the country.

Sustainability strategy

Considering the main challenges and global trends of the agenda, we chose three themes to promote an agenda of change:

Sustainable business

Driving positive impact businesses that foster social and environmental development.

Climate agenda

Ensuring that our businesses are prepared for climate challenges, raising awareness and engaging our clients regarding risks and opportunities.

Financial citizenship

Promoting education and financial inclusion to boost socioeconomic development.

Highlighted goals and commitments

Extended goal in R$70 billion – to direct R$320 billion to sectors and activities with socio-environmental benefits by 2025.

Net-zero - aligning our loan and investment portfolios to achieve **net-zero carbon emissions by 2050.**

100% of our structures are supplied by **renewable energy sources.**

We neutralize 100% of greenhouse gas emissions generated by our operations.

We measure the carbon emissions of **100% of our Corporate loan portfolio.**

Governance

We have a robust sustainability governance structure integrated with risk management and business. The main decisions and strategic direction are conducted by the Sustainability and Diversity Committee, which reports to the Board, which is required to meet bimonthly. The Committee is composed of members of the Board of Directors and of members of the Board of Executive Officers, including the CEO.

Performance

Our progress in the management of ESG aspects is evidenced by the fact that our performance is mostly above the industry average in the evaluations of specialized ratings and our permanence in the main sustainability indexes, such as Dow Jones, ISE, and CDP, among others.

Transparency

We follow international guidelines of transparency and disclosure, such as the Sustainability Accounting Standards Board (SASB) and Stakeholder Capitalism Framework, among others.

For more information, visit the Integrated Report

Quarter highlight

Reaffirming our commitment to sustainable business financing, and continuously supporting our clients in the transition to a greener, more resilient and inclusive economy. In June 2024, we reached the goal of allocating R$250 billion and we have increased our target of allocating resources to assets, sectors and activities with socio-environmental benefits by R$70 billion, totaling R$320 billion by 2025.

digital in figures

99% transactions are carried out through **Digital Channels**

95% are concentrated on **Mobile** and **Internet**

App Individuals

Other business | In R$ | 9M24 vs. 9M23

- **+17%** Pension Plans
- **+16%** Renegotiation of Debts
- **+40%** Insurance
- **+66%** Capitalization Bonds
- **+35%** Consortia
- **+47%** Issuing of Credit Cards (in qty)

NPS Mobile



Total Individuals
100
113
4Q20
3Q24
Total Companies Retail
100
118
2H20
3Q24

Source: Bradesco analysis by means of the NPS Prism® benchmark report. NPS Prism® is a registered trademark of Bain&Company, Inc.

Much More Business | Mobile Credits

In R$ | 9M24 vs. 9M23

+56% Credits Released

Highlight to:

+50% Payroll-deductible loans (Public, Private and INSS)

Listening to the client in every journey:

★ Rating: **4.8** of 5

+113% Credits Released

Highlight to:

+142% Working Capital

Listening to the client in every journey:

★ Rating: **4.9** of 5

Bradesco App Rating Individuals | Sept24

Apple **4.7** of 5 | **Play** **4.6** of 5



Evolution of BIA

BIA now uses generative AI to increase the problem-solving capacity of clients

- **+480 thousand** Accredited clients
- **89%** Retention
- **+240 thousand** conversations
- **9 of 10** Conversations are resolved in AI



Emerging Tech Innovation of the Year Qorus - Banking Innovation Awards 2024

The Banker's Innovation in Digital Banking Awards 2024 (3 categories + GLOBAL BANK)

The Bradesco virtual assistant, **LISTENS, UNDERSTANDS** and **ASSISTS clients**

Multiplatform

- App
- Branches
- Ágora
- Fone Fácil

bradesco expresso

38.5 thousand
Correspondent banks

100%

of Brazilians have a Bradesco correspondent nearby



BRADESCO EXPRESSO PLATFORM



Digital Platform Differentials:

- **Integrated, assisted and self-service** business journeys
- **360° Management of the Partnership** *(Financial, support and training)*
- **Customized offer** of products *(according to each client's profile)*

86%

of the correspondents have already been migrated to the platform (100% by the end of October/24)

55% more

business transactions[1] **performed** on the channel (vs. 3Q23)

+27 million

assistances to clients/ month

+23 thousand

training sessions carried out on the new platform (education and financial training for the thousands of employees of our partners)

Winning Project of the international award of the British magazine "The Banker" in 2024, in the category **Digital Transformation and Innovation**

[1] Payroll-Deductible Loans, Cards and Insurance.

international operations

As a private commercial bank, we offer a wide range of international services, such as foreign trade finance, foreign currency working capital, foreign exchange operations and international sureties for individuals and companies through our Corporate and Global Private Banking platforms. Our service to multinational companies takes the form of support for foreign multinationals operating in Brazil or Brazilian companies with operations abroad, and in acting as the main communication link between prospective multinational clients and Bradesco Brasil.


London
New York
Luxembourg
Mexico
Miami
Hong Kong

Branches

New York

Banco Bradesco S.A.

Grand Cayman

Banco Bradesco S.A.

Representation Office

Hong Kong

Banco Bradesco S.A.

Guatemala

Representaciones Administrativas Internacionales

Subsidiaries

Luxemburg

Banco Bradesco Europa S.A.

New York

Bradesco Securities, Inc.

Hong Kong

Bradesco Securities Hong Kong Limited

Bradesco Trade Services Limited

London

Bradesco Securities UK Limited

Mexico

Bradescard México Sociedad de Responsabilidad Limitada

Miami

Bradesco Bank

Bradesco Investments Inc.

Bradesco Global Advisors Inc.

My Account

Internacional digital account

Opening of more than **207 thousand accounts** in a year

We are available in **195 countries** and **180 different currencies**

My Account is an international and digital Bradesco account that can be opened in the Bradesco App itself. In addition to the traditional card, it is now possible to have a virtual card, for purchases on websites and Apps, with a dynamic CVV, which brings more convenience and security.

- 100% digital journey via App
- Customized card
- Customizable quotation alert and quotation based on the commercial dollar
- Transfer between the Bradesco account and My Account at any time/day

bradesco bank

Bradesco's international platform in the USA, with a complete solution of products, banking services and investments for clients in the Private and Affluent Segments, in addition to solutions for clients in the Corporate segment.

Net operating revenue
△ **1%** y/y

Net income
△ **28%** y/y

Assets under Custody (AuC)	△ **15%** y/y
Loan portfolio	△ **17%** y/y
Funding through deposits	△ **28%** y/y

For you
Individuals Solution

Banking

Full checking account for making **payments, transfers, online banking and an international debit card** for purchases and withdrawals.

Credit Card

Visa card accepted in **195 countries** with exclusive benefits, including the **Livelo loyalty** program and **compatibility with digital wallets.**

Real Estate Financing

Support for the **acquisition of property** for **residents and non-residents in the USA**, with a team with a broad understanding of the market and process.

Investments

Private Client:

Investment solutions **adapted to the risk profile** of each client:

- Fixed income;
- ETFs;
- Investment Funds; and
- Structured Operations;

Affluent Client:

- Time deposits with fixed dollar rates with FDIC guarantee; and
- Digital portfolio investment platform managed for the most diverse investor profiles.

For your business
Companies Solution

Cash Management

Checking account, Money Market and Remunerated deposits.

Payments

Correspondent bank and international transfers.

Documentary Services

Collection of Exports and Commercial Letter of Credit.

Corporate Credit Solutions

Financing of import, export and working capital.

Ágora

Established over 30 years ago, Ágora, Bradesco's investment house, is an open platform, which offers account holders and non-account holders of the institution a broad portfolio of products such as fixed income, variable income, investment funds, pension plans and customized solutions. In the first half of 2024, it unified its operations with Bradesco Corretora (specialized in serving institutional investors), becoming one of the largest investment houses in the country.

Ágora Investments in figures

Client Base

+20.5% in 12 months

3Q24 — 1.2 Million

3Q23 — 973.6 Million

Assets under Custody

+22.1% in 12 months

SEPT24 — R$102.6 Billion

SEPT23 — R$84.0 Billion

Ágora's App rating | Sept24



App Store: **4.7** of 5

Google Play: **4.7** of 5

Reclame Aqui Review | Sept24

8.4 of 10

Strategic Pillars



Specialized Assistance

With the purpose of supporting the client in making the best investment decisions and forming a portfolio, according to their objectives and their investor profile



Product Portfolio

Broad portfolio with a careful curation process, which includes Bradesco products and relevant market partners



Research & Economics Content

Reports and analyses, developed by our award-winning Research and Economics team and Financial Education Platform (Academy)



Digital Experience

Complete and intuitive digital journey, with all the solutions offered by the house available on the website and in the App

Be well informed about everything that happens in the market by accessing our profiles on social media.

next

Born 100% digital, **with a focus on customer-centricity** and to **complement Bradesco solutions ecosystem**, next continues its evolution trajectory, connecting and maximizing the use of Bradesco solutions and structures to ensure synergy and efficiency.

With data use and anthropological studies, **next anticipates client trends and behaviors, becoming more assertive in product offerings for each profile.**

It offers several **financial and non-financial solutions:** Checking Account, Debit and Credit Cards, Loans, Investments, Insurance, Tag Veloe, Payments, Transfers, Pix, Mobile Top-Up, Compatibility with the main Digital Wallets, Gifts (Mimos) (more than 50 brands delivering exclusive benefits), Financial Management Tools, among others.

Another highlight is **nextJoy, a digital account aimed at audiences aged 0 to 17, offers financial education, in an exclusive partnership with Disney,** also stands out.

Client Profile: the average age of next clients is 31 years, distributed in different regions. In addition, 80% of next clients had no account in another Segment of the Bradesco Organization, which ratifies our strategy of addressing new audiences and market.

Total Financial Traded
In million


11%
100
109
111
3Q23
2Q24
3Q24

Reclame Aqui Review | Sept24

RA1000 8.5 of 10

Customer Satisfaction: we have absolute focus on delivering the best experience to clients, regardless of the channel they contact us on. A reflection of this is the good evaluation by our clients of our Service and the continuous evolution of the NPS. In this Quarter we highlight the achievement of the RA1000 Seal of Reclame Aqui and the Award made by the MESC Institute (Best Companies in Customer Satisfaction).

digio

HIGHLIGHTS 3Q24

- Business synergies - Incorporation of Banco Bradesco's payroll-deductible loan operations in Sept24 with a portfolio of R$7.4 billion
- Launch of the micro credit line for partner drivers of the Uber Account

Unique Clients
In million


88%
2.4
3.2
8.4
1.0(1)
7.4
3Q22
3Q23
3Q24

Total Portfolio
In R$ billion


142%
3.1
5.4
18.1
7.4(1)
10.7
3Q22
3Q23
3Q24

Total Revenues
In R$ million


92%
281
401
1,035
3Q22
3Q23
3Q24

(1) In Sept24, transactions were incorporated in the amount of R$7.4 billion and 1.0 million Bradesco Financiamentos clients.

8.6 of 10 — Excellent reputation on Reclame Aqui with the RA1000 seal | Sept24

4.2 of 5 — Google My Business | Sept24

Review in Stores | Sept24

	iOS	Android
digio	4.6 of 5	4.3 of 5
Uber Account	4.8 of 5	4.3 of 5

service points, clients and market share

	Sept24	June24	Sept23
\\ Structural Information - Units			
Customer Service Points	82,023	82,375	85,685
- Branches	2,355	2,510	2,754
Retail + Prime	2,083	2,240	2,596
Companies & Business	122	122	16
Corporate	74	73	73
Digital Platform	76	75	69
- Service Centers	2,727	2,941	3,419
- Electronic Service Centers	497	502	539
- Business Units	768	809	765
- Banco24Horas Network	17,451	17,540	17,840
- Bradesco Expresso (Correspondent Banks)	38,572	38,402	40,814
- Bradesco Financiamentos	19,640	19,657	19,539
- Branches, Subsidiaries and Representation Office, Abroad	13	14	15
ATMs	40,218	41,148	44,119
- Onsite Network - Bradesco	16,441	17,268	20,010
- Banco24Horas Network	23,777	23,880	24,109
Employees	84,018	84,711	86,102
Outsourced Employees and Interns	2,777	2,812	1,997
\\ Customers - In million			
Total Customers	72.9	72.9	71.7
Account Holders [1]	38.5	38.6	38.3
Savings Accounts	64.8	67.5	65.4
\\ Market Share % - BACEN | main products and services in relation to the market			
\ Bank			
Demand Deposits	N/A	8.1	8.7
Savings Deposits	12.7	12.8	12.9
Time Deposits	N/A	11.8	13.3
Loans	10.1 [1]	10.0	10.4
Loans - Private Institutions	17.8 [1]	17.5	18.4
Loans - Vehicles Individuals (CDC + Leasing)	10.7 [1]	10.4	12.0
Payroll-Deductible Loans	14.3 [1]	14.3	14.6
Social Security Institute (INSS)	15.6 [1]	15.9	17.0
Private Sector	11.6 [1]	11.5	11.5
Public Sector	13.6 [1]	13.5	13.4
Real Estate Financing	9.1 [1]	9.1	9.1
\ Consortia			
Real Estate	12.9 [1]	13.6	15.2
Auto	23.6 [1]	24.2	25.5
Trucks, Tractors and Agricultural Implements	17.4 [1]	18.1	20.6
\ International Division			
Export Market	17.5 [1]	14.1	13.0
Import Market	7.0 [1]	6.9	9.1
\ Insurance			
Insurance Premiums, Pension Plan Contributions and Capitalization Bond Income	22.9 [2]	22.9	22.7
Technical provisions for insurance, pension plans and capitalization bonds	21.8 [2]	21.8	21.8
Pension Plan Investment Portfolios (including VGBL)	21.9 [1]	21.9	22.0
\ Funds			
Investment Funds and Managed Portfolios	16.5	16.4	16.4
\ National Social Security Institute (INSS)			
Benefit Payment to Retirees and Pensioners	27.7	28.9	30.5
\ Leasing			
Lending Operations	N/A	28.3	23.2

(1) Reference date: August2024; **(2)** Reference date: June2024; and **N/A** – Not available.

main ratios

price to earnings ratio[1]

Indicates the possible number of years (fiscal) in which the investor would recover the capital invested based on the closing prices of common and preferred shares.


9.6
10.6
8.9
7.6
8.7
Sept23
Dec
Mar24
June
Sept

price to book value ratio

Indicates how many times by which Bradesco's market capitalization exceeds its shareholders' equity.


0.9
1.1
0.9
0.8
0.9
Sept23
Dec
Mar24
June
Sept

dividend yield [2] [3] - %

Dividend Yield is the ratio between share price and dividends and/or interest on shareholders' equity paid to shareholders in the last 12 months. It indicates the return on investment represented by profit sharing.


7.1
9.9
7.8
10.6
8.9
3Q
4Q
1Q24
2Q
3Q

(1) Recurring net income in 12 months; (2) Source: Economática; and (3) Calculated by the share with the highest liquidity.

Recommendation of Market Analysts Preferred Shares – BBDC4
(14 reports were analyzed)

6	8
Hold	Buy

Market capitalization

147.4
R$ billion
In Sept24

payout / dividends and interest on shareholders' equity


35%
44%
52%
79%
61%
R$ million
5,548
9,240
10,172
11,311
8,174
12M20
12M21
12M22
12M23
9M24
Dividends/Interest on Shareholders' Equity - Gross
Gross Payout - Accumulated in the Year

trading daily average volume


R$ million
1,586
1,089
497
1,834
1,138
696
1,636
948
688
1,105
750
355
919
627
292
2020
2021
2022
2023
9M24
NYSE (1)
B3 (2)

(1) BBD "Preferred Shares" and BBDO "Common Shares" (as of March 2012); and (2) BBDC3 "Common Shares" and BBDC4 "Preferred Shares".

appreciation of preferred shares – BBDC4


Base 100
256
218
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
Sept24
BBDC4
Ibovespa

performance of the Bradesco shares [1]

In R$	Sept24	June24	Sept23	Variation % Sept24 x June24	Variation % Sept24 x Sept23
Book Value per Common and Preferred Share	15.36	15.09	15.16	1.8	1.3
Last Trading Day Price – Common Shares	12.89	10.97	11.40	17.5	13.1
Last Trading Day Price – Preferred Shares	14.48	12.15	12.91	19.2	12.2

(1) Adjusted for corporate events during the periods.

additional information

IR – investor relations area


bradesco
Investir em transparência: isso tem futuro.

Generating value means delivering financial income to our stakeholders based on resilience, robustness, and speed to fit our clients' needs, underpinned by robust, transparent and fair governance. Our relationship with investors is built in a clear and objective manner, and through constant dialog with the market.

In the third quarter of 2024 we carried out the following:

202

Meetings with institutional and non-institutional investors

9

Events, including **4** international conferences, **3** national conferences and **2** non-deal road shows

Through the IR structure, we constantly report on the financial-economic performance of the Organization, as well as its governance structure, policies and practices.

In order to increase stakeholders' knowledge of the Bank, on the IR website it is also possible to find:

- Company **presentations**;
- **Events** calendar;
- Regulatory **forms**;
- **Institutional videos** with messages from the Organization's Executives; and
- Our **strategic positioning** and our **operational management**, among other corporate information.

ratings

Fitch Ratings

	Long-term	Outlook	Short-term
Domestic Currency	BB+	Negative	B
Foreign Currency	BB+		B
National Scale	AAA(bra)	Stable	F1+(bra)

Viability: **bb+**

Government Support Rating: **bb-**

Moody's

	Long-term	Outlook	Short-term
Domestic Currency Counterparty	Baa3	Positive	P-3
Foreign Currency Counterparty	Baa3		P-3
Deposits - Domestic Currency	Ba1		-
Foreign Currency Deposit	Ba1		-
National Scale	AAA.br	Stable	ML A-1.br

S&P Global

	Long-term	Outlook	Short-term
Domestic Currency	BB	Stable	B
Foreign Currency	BB		B
National Scale	brAAA	Stable	brA-1+

Bradesco Bank Moody's

	Long-term	Outlook	Short-term
Deposits - Domestic Currency	A3/Prime-2	Stable	A3/Prime-2

additional information

capital management

The Organization exercises capital management, considering a prospective view, with periodic capital projections of at least three years, where it captures changes in the economic scenario and the expectations of organizational businesses. In addition, it has a Recovery Plan, which considers strategies to be adopted in extremely adverse scenarios, and a Capital Plan and Contingency Plan, which are part of the Internal Capital Adequacy Assessment Process (ICAAP Process).

These processes involve both control and business areas, as directed by the Board of Executive Officers and the Board of Directors, and have a governance structure composed of Commissions and Committees, with the Board of Directors as the highest body.

The Senior Management is provided with analyses and projections of the availability and need for capital, identifying threats and opportunities that affect sufficiency planning and seeking the optimization of capital levels, thus complying with the Central Bank of Brazil's regulations on capital management activities, as well as the approved management limits.

Additional information on the Capital Management structure is available in the Risk Management Report – Pillar 3, and in the Integrated Report, available on the Investor Relations website at **bradescori.com.br**.

	Basel III Prudential Conglomerate		
In R$ million	**Sept24**	June24	Sept23
\\ Calculation Basis			
Regulatory Capital	151,190	149,119	150,715
Tier I	127,211	123,542	126,704
Common Equity	112,401	109,059	111,642
Shareholders' Equity	162,931	160,086	160,801
Non-controlling/Other	136	157	237
Phase-in arrangements	(50,666)	(51,184)	(49,396)
Additional Capital	14,810	14,483	15,062
Tier II	23,979	25,578	24,011
\\ Risk-Weighted Assets (RWA)	**1,000,932**	**978,879**	**942,435**
Credit Risk	880,159	862,310	834,953
Market Risk	27,549	26,684	21,101
Operational Risk	93,225	89,886	86,381
\\ Total Ratio	**15.1%**	**15.2%**	**16.0%**
Tier I Capital	12.7%	12.6%	13.4%
Common Equity	11.2%	11.1%	11.8%
Additional Capital	1.5%	1.5%	1.6%
Tier II Capital	2.4%	2.6%	2.5%

In R$ million (unless otherwise stated)	3Q24	2Q24	1Q24	4Q23	3Q23	2Q23
\\ Income Statement for the Period						
Recurring Net Income	5,225	4,716	4,211	2,878	4,621	4,518
Book Net Income	5,225	4,716	4,211	1,703	4,621	4,518
Operating Income	6,765	5,879	4,977	2,499	5,240	4,990
Net Interest Income	15,999	15,580	15,152	16,128	15,859	16,556
Client NII	15,635	15,255	14,522	15,432	15,836	16,652
Expanded ALL	(7,127)	(7,290)	(7,811)	(10,524)	(9,188)	(10,316)
Net Interest Margin	8,508	7,965	6,711	4,908	6,648	6,336
Fee and Commission Income	9,904	9,317	8,861	9,028	9,112	8,756
Operational Expenses	(15,050)	(14,466)	(13,360)	(14,935)	(13,428)	(13,074)
Income from Insurance, Pension Plans and Capitalization Bonds	5,048	4,644	3,997	4,745	4,624	4,841
\\ Statement of Financial Position						
Total Assets	2,077,359	2,054,518	2,000,076	1,964,052	1,931,295	1,884,020
Securities and Derivative Instruments	837,073	843,099	828,258	824,484	777,169	792,197
Expanded Loans Portfolio	943,891	912,092	889,918	877,285	877,500	868,687
- Individuals	396,837	381,775	372,556	365,442	360,850	361,077
- Companies	547,055	530,317	517,362	511,844	516,650	507,609
Allowance for Loan Losses (ALL)	(48,486)	(48,508)	(51,643)	(53,901)	(59,137)	(60,196)
Total Deposits	619,408	621,404	611,627	627,662	616,020	594,313
Shareholders' Equity	162,931	160,086	160,563	161,182	160,801	159,317
Assets under Management	3,164,744	3,113,072	3,044,442	2,988,371	2,924,447	2,842,381
\\ Performance Indicators (%)						
Recurring Net Income per Share (in 12 month) - R$ [1]	1.61	1.55	1.53	1.53	1.41	1.47
Recurring Net Income per Share - R$ [1]	0.49	0.45	0.40	0.27	0.43	0.42
Book Value per Common and Preferred Share - R$ [1]	15.36	15.09	15.14	15.19	15.16	14.97
Dividends/Interest on Shareholders' Equity – Common Share (net of tax) [1]	0.22	0.21	0.20	0.21	0.22	0.22
Dividends/Interest on Shareholders' Equity – Preferred Share (net of tax) [1]	0.24	0.23	0.22	0.23	0.24	0.24
Annualized Return on Average Equity [2][3]	11.3	10.8	10.2	10.0	11.0	10.9
Annualized Return on Average Assets [3]	0.9	0.9	0.8	0.9	0.9	0.9
Fixed Asset Ratio	25.0	25.6	23.2	26.1	25.4	24.4
Dividends/Interest on Shareholders' Equity	2,422	2,303	2,223	2,297	2,410	2,461
Liquidity Coverage Ratio (LCR)	156.4	174.8	193.2	191.6	182.5	178.5
Net Stable Funding Ratio (NSFR)	121.6	121.6	123.4	126.7	125.0	123.1
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) [4]	75.3	74.8	74.6	75.0	76.2	75.8
Efficiency Ratio (ER) - (in 12 month) [5]	52.2	51.3	49.7	48.7	47.3	46.8
Market Capitalization - R$ million [6]	147,386	125,006	143,655	172,227	143,441	165,416
\\ Loan Portfolio Quality (Bacen) - R$ million (unless otherwise stated)						
Non-performing Loans (> 60 days / Loan Portfolio) (%)	4.9	5.2	5.9	6.1	7.0	6.9
Delinquency Ratio (> 90 days / Loan Portfolio) (%)	4.2	4.3	5.0	5.2	6.1	5.9
Coverage Ratio (> 60 days) (%)	144.7	142.1	137.2	140.9	135.3	138.3
Coverage Ratio (> 90 days) (%)	169.3	170.2	163.7	165.4	155.2	163.7
AA - C Rated Loans / Loans (%)	89.9	89.2	87.9	87.2	86.4	85.8
D-rated Loans / Loans (%)	1.9	2.1	2.9	2.9	2.6	3.2
E-H rated Loans / Loans (%)	8.2	8.8	9.2	10.0	11.0	11.0
D-rated loans	12,825	13,606	18,620	17,984	16,063	19,962
Provision for D-rated loans	2,883	2,995	3,664	3,021	2,360	3,324
Provision / D-rated loans (%)	22.5	22.0	19.7	16.8	14.7	16.6
D-H rated Non-Performing Loans	36,936	37,406	42,244	43,017	48,115	47,865
Total Provision / D-H-rated Non-performing Loans (%)	131.3	129.7	122.2	125.3	122.9	125.8
E-H Rated Loans	56,686	57,751	58,443	62,588	69,154	68,888
Provision for E-H rated loans	41,896	42,097	44,728	47,616	53,193	52,779
Provision / E-H rated loans (%)	73.9	72.9	76.5	76.1	76.9	76.6
E-H rated Non-Performing Loans	32,290	32,324	36,801	37,752	42,377	41,040
Total Provision / E-H-rated Non-performing Loans (%)	150.2	150.1	140.3	142.8	139.6	146.7

(1) For comparison purposes, shares were adjusted in accordance with bonuses and stock splits that occurred in the periods; **(2)** It excludes the asset valuation adjustments recorded under the Shareholders' Equity; **(3)** Accrued Recurring Net Income; **(4)** In the last 12 months; **(5)** ER calculation = (Personnel Expenses + Administrative Expenses + Other Operating Expenses, net of Income) / (Net Interest Income + Fee and commission income + Income from Insurance + Equity in the income of Affiliated Companies + Tax Expenses); and **(6)** Number of shares (excluding treasury shares) vs. closing price for common and preferred shares on the last trading day of the period.

consolidated balance sheet – Bradesco

Below, we present the main data of the Bradesco Balance Sheet, managed in a consolidated manner:

R$ million	Sept24	June24	Sept23	Variation % Sept24 x June24	Variation % Sept24 x Sept23
\\ Assets					
\\ Cash and due from banks	**16,891**	**17,999**	**17,786**	**(6.2)**	**(5.0)**
\\ Financial instruments	**1,929,167**	**1,910,874**	**1,814,492**	**1.0**	**6.3**
Interbank investments	211,397	212,945	236,964	(0.7)	(10.8)
Compulsory deposits with the Brazilian Central Bank	123,720	129,625	119,166	(4.6)	3.8
Securities	819,436	821,947	754,299	(0.3)	8.6
Derivative Financial Instruments	17,637	21,152	22,870	(16.6)	(22.9)
Loans	576,898	557,546	525,446	3.5	9.8
Other financial instruments	180,079	167,658	155,747	7.4	15.6
\\ Leases	**5,646**	**5,155**	**3,964**	**9.5**	**42.4**
\\ Provision for Expected Credit Loss Associated with Credit Risk	**(48,486)**	**(48,508)**	**(59,137)**	**(0.0)**	**(18.0)**
Loans	(46,335)	(46,182)	(53,105)	0.3	(12.7)
Leases	(52)	(50)	(44)	4.0	18.2
Other Receivables	(2,099)	(2,276)	(5,988)	(7.8)	(65.0)
\\ Deferred tax assets	**106,429**	**105,886**	**99,268**	**0.5**	**7.2**
\\ Investments in associates and Jointly Controlled Entities	**5,131**	**3,950**	**4,021**	**29.9**	**27.6**
\\ Premises and Equipment	**22,591**	**22,895**	**21,109**	**(1.3)**	**7.0**
\\ Intangible Assets	**57,994**	**53,795**	**49,269**	**7.8**	**17.7**
\\ Depreciation and Amortization	**(47,849)**	**(45,714)**	**(42,653)**	**4.7**	**12.2**
Premises and Equipment	(14,834)	(14,555)	(13,541)	1.9	9.5
Intangible Assets	(33,015)	(31,159)	(29,112)	6.0	13.4
\\ Other assets	**32,106**	**30,514**	**25,752**	**5.2**	**24.7**
\\ Impairment of Assets	**(2,260)**	**(2,328)**	**(2,574)**	**(2.9)**	**(12.2)**
\\ Total	**2,077,359**	**2,054,518**	**1,931,295**	**1.1**	**7.6**
\\ Liabilities					
\\ Deposits and Other Financial Instruments	**1,435,047**	**1,432,841**	**1,342,641**	**0.2**	**6.9**
Deposits from Banks	403,253	403,555	356,125	(0.1)	13.2
Deposits from Customers	615,149	618,551	612,915	(0.6)	0.4
Securities Issued	269,409	265,891	240,457	1.3	12.0
Subordinated Debt	52,495	51,251	49,614	2.4	5.8
Derivative Financial Instruments	15,646	19,643	19,936	(20.3)	(21.5)
Other Liabilities	79,095	73,949	63,594	7.0	24.4
\\ Provision	**428,198**	**416,550**	**382,141**	**2.8**	**12.1**
Insurance Technical Provisions and Pension plans	393,720	382,390	349,569	3.0	12.6
Other reserves	34,478	34,160	32,572	0.9	5.9
\\ Deferred income tax	**5,201**	**5,617**	**7,145**	**(7.4)**	**(27.2)**
\\ Other Liabilities	**43,819**	**37,726**	**36,656**	**16.2**	**19.5**
\\ Total Liabilities	**1,912,265**	**1,892,734**	**1,768,583**	**1.0**	**8.1**
\\ Shareholders' Equity					
\\ Shareholders' Equity Attributed to Controlling Shareholders	**162,931**	**160,086**	**160,801**	**1.8**	**1.3**
\\ Non-controlling interest	**2,163**	**1,699**	**1,912**	**27.3**	**13.1**
\\ Shareholders' Equity Total	**165,094**	**161,784**	**162,713**	**2.0**	**1.5**
\\ Total	**2,077,359**	**2,054,518**	**1,931,295**	**1.1**	**7.6**

Below, we present the main data of the Insurance Balance Sheet, managed in a consolidated manner:

R$ million	Sept24	June24	Sept23	Variation % Sept24 x June24	Variation % Sept24 x Sept23
\\ Assets					
\\ Current and Long-Term Assets	**436,677**	**423,469**	**393,037**	**3.1**	**11.1**
Securities	416,049	403,335	374,143	3.2	11.2
Insurance Premiums Receivable	6,863	6,506	6,623	5.5	3.6
Other Loans	13,766	13,628	12,271	1.0	12.2
\\ Permanent Assets	**12,223**	**10,925**	**10,642**	**11.9**	**14.9**
\\ Total	**448,900**	**434,394**	**403,679**	**3.3**	**11.2**
\\ Liabilities					
\\ Current and Long-Term Liabilities	**411,260**	**396,010**	**364,655**	**3.9**	**12.8**
Technical Provisions for Insurance, Pension Plans and Capitalization Bonds	393,720	382,390	349,569	3.0	12.6
Tax, Civil and Labor Contingencies	2,435	2,292	2,065	6.2	17.9
Other obligations	15,105	11,328	13,021	33.3	16.0
\\ Non-controlling Interest	**735**	**710**	**881**	**3.5**	**(16.5)**
\\ Shareholder's Equity	**36,905**	**37,674**	**38,143**	**(2.0)**	**(3.2)**
\\ Total	**448,900**	**434,394**	**403,679**	**3.3**	**11.2**

minimum capital required – grupo bradesco seguros

For companies regulated by SUSEP, CNSP Resolution No. 432/21 and subsequent amendments, it is established that corporations should have an Adjusted Shareholders' Equity (ASE) equal to or higher than the Minimum Capital Required (MCR). MCR is equivalent to the highest value between the base capital (BC) and the Risk Capital (RC). For companies regulated by the ANS, Normative Resolution No. 569/22 and subsequent amendments establishes that corporations should have adjusted shareholders' equity (ASE) equal to or higher than the Regulatory Capital (RC). The RC is equivalent to the highest value between the base capital (BC) and the Risk-based Capital (RBC). The ASE is evaluated from an economic point of view, and should be calculated based on the shareholders' equity or the accounting equity, considering the accounting adjustments and adjustments associated with the variation of economic values.

The capital adjustment and management process is continuously monitored. It aims to ensure that Grupo Bradesco Seguros keeps a solid capital base to support the development of activities and cope with the risks in any market situation, in compliance with regulatory requirements and/or Corporate Governance principles.

The Minimum Required Capital (MCR) in September 2024 totaled R$13.6 billion.

analytical breakdown of income statement – managerial vs. recurring

R$ million	Third Quarter of 2024			
	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Recurring Income Statement (3)
\\ Net Interest Income	**19,906**	**(3,907)**	**-**	**15,999**
Expanded Loan Loss Provisions	(8,195)	1,068	-	(7,127)
\\ Net Interest Margin	**11,711**	**(2,839)**	**-**	**8,872**
Income from Insurance, Pension Plans and Capitalization Bonds	3,266	1,782	-	5,048
Fee and Commission Income	9,856	48	-	9,904
Operating Expenses	(16,041)	991	-	(15,050)
Personnel Expenses	(6,502)	(347)	-	(6,849)
Other Administrative Expenses	(5,729)	1	-	(5,728)
Other Operating Income / Expenses	(3,810)	1,337	-	(2,473)
Tax Expenses	(2,149)	29	-	(2,120)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	112	(1)	-	111
\\ Operating Income	**6,754**	**11**	**-**	**6,765**
Non-Operating Income	(57)	88	-	31
Income Tax / Social Contribution and Non-controlling Interest	(1,472)	(99)	-	(1,571)
\\ Net Income	**5,225**	**-**	**-**	**5,225**

(1) For more information, please check note 34 – Balance Sheet and Managerial Statement of Income by Business Segment in the "Complete Financial Statements" chapter of this report; (2) It includes reclassifications in items from the statement of income that do not affect the Net Income but allow a better analysis of business items, including the hedge adjustment; contemplates the relocation, in the lines of Net Interest Income and Expanded Loan Loss Provisions, related to the effects of the sale operation of financial assets (credit concession); and (3) It refers to the Managerial Statement of Income(1) with the reclassifications between items, which do not affect the Net Income.

BRGAAP vs. IFRS comparative

The reconciliation of the Shareholders' Equity and Net Income related to September 2024 is shown below:

Attributed to the controlling shareholders	Shareholder's Equity	Net Income	
R$ million	Sept24	9M24	9M23
\\ BRGAAP	**162,931**	**14,152**	**13,419**
Loan Loss Provisions	(459)	(609)	848
Insurance Contracts	376	(595)	(1,396)
Goodwill on Business Combination	4,768	115	157
Other	(490)	45	(211)
\\ IFRS	**167,126**	**13,108**	**12,817**
\\ IFRS vs. BRGAAP Difference	**4,195**	**(1,044)**	**(602)**

Main Adjustments

Expected Loss on Financial Assets - Takes into account: (i) Expected loss on loans and advances to clients; and (ii) Expected loss on other financial assets.

Insurance Contracts - Comprises the adoption of Standard IFRS17 that came into force on January 1, 2023 and was not adopted by the Local Insurance Authority Regulator (Superintendence of Private Insurance - SUSEP); this normative brings new approaches in the measurement of insurance contracts differently from the approach previously applied in IFRS4.

Goodwill on Business Combinations - For IFRS purposes, the assets and liabilities identified as originating from business combinations were adjusted by the differences of the accounting practices, as well as recognized at fair value, whereby the value of the goodwill is not amortized, but periodically tested for objective evidence of impairment.

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Independent Auditors Report

KPMG Auditores Independentes Ltda.
Rua Arquiteto Olavo Redig de Campos, 105, 12º andar - Torre A
04711-904 - São Paulo/SP - Brasil
Caixa Postal 79518 - CEP 04707-970 - São Paulo/SP - Brasil
Telefone +55 (11) 3940-1500
kpmg.com.br

Independent Assurance Report - Limited Assurance

To
Board of Directors of
Banco Bradesco S.A.
Osasco – SP

Limited assurance report of independent auditors on the process of compiling and presenting interim supplementary consolidated accounting information included in the Economic and Financial Analysis Report

We were engaged by Banco Bradesco S.A. ("Bradesco") to prepared a report on the process of compilation and presentation of the interim supplementary consolidated accounting information included in the Bradesco's Economic and Financial Analysis Report for the period ended September 30, 2024, in the form of independent limited assurance conclusion if, based on our work performed and the evidence obtained, nothing has come to our attention that causes us to believe that Bradesco's assertion that the process of compilation and presentation interim supplementary consolidated accounting information included in the Economic and Financial Analysis Report is adequately presented, in all material respects, based on the "Criteria for preparation of the interim supplementary consolidated accounting information" paragraph attached to this report.

Responsibilities of Management of Bradesco

Bradesco´s Management is responsible for the process of compilation and adequately presenting the interim supplementary consolidated accounting information included in the Economic and Financial Analysis Report based on the criteria for the preparation of the interim supplementary consolidated accounting information described below, and for the other information contained in this report, and for such design, implementation and maintenance of relevant internal control as management determines is necessary to enable such information to be free from material misstatement, whether due to fraud or error.

Independent Auditor´s Responsibility

Our responsibility is to examine the process of compilation and presentation of the interim supplementary consolidated accounting information included in the Economic and Financial Analysis Report prepared by Bradesco and to report thereon in the form of a limited assurance conclusion based on the evidence obtained. We conducted our work in accordance with NBC TO 3000 - Trabalho de Asseguração Diferente de Auditoria e Revisão and ISAE 3000 - Assurance Engagement Other than Audit and Review issue by Conselho Federal de Contabilidade and International Auditing and Assurance Standards Board, respectively. That standard requires that we comply with ethical requirements, including independence requirements, and plan and perform our procedures to obtain a reasonable assurance about whether we did not become aware of any fact that could lead us to believe that the process of compilation and presentation of the interim supplementary consolidated accounting information included within the Economic and Financial Analysis Report are in accordance with the information referred to in the paragraph "Criteria for the preparation of the interim supplementary consolidated accounting information", in all material respects, as a basis for our limited assurance conclusion.

KPMG Auditores Independentes Ltda. ("KPMG") applies the Brazilian Standard for Quality Management (NBC PA 01), which requires the firm to plan, implement and operate a quality management system, including policies or procedures related to compliance with ethical requirements, professional standards and applicable legal and regulatory requirements. We comply with the independence and other ethical requirements of the Accountant's Code of Professional Ethics and Professional Standards (including the Independence Standards) based on the fundamental principles of integrity, objectivity, professional competence and care, confidentiality, and professional behavior.

The procedures selected depend on our understanding, including the assessment of the risks of material misstatement regarding the process of compilation and presentation of interim supplementary consolidated accounting information, regardless of whether they are caused by fraud or error.

The procedures performed in a limited assurance vary in terms of nature and timing, and their extent is less than that of a reasonable assurance. Therefore, the level of assurance obtained in a limited assurance engagement is significantly lower than the assurance that would have been obtained if a reasonable assurance had been performed.

Our conclusion does not contemplate aspects related to any prospective information contained in the Economic and Financial Analysis Report, nor offers any guarantee if the assumptions used by Management to provide a reasonable basis for the projections presented. Therefore, our report does not offer any type of assurance on the scope of future information (such as goals, expectations, and ambitions) and descriptive information that is subject to subjective assessment.

Criteria for the preparation of consolidated supplementary financial information

The interim supplementary consolidated accounting information disclosed in the Economic and Financial Analysis Report for the period ended September 30, 2024 were compiled by the Management of Bradesco, based on the interim consolidated financial statements as of September 30, 2024 and the criteria described in the Economic and Financial Analysis Report and explanatory Note 34 of aforementioned interim consolidated financial statements, in order to facilitate additional analysis, without, however, being part of the interim consolidated financial statements disclosed on this date.

Conclusion

Our conclusion was based on and limited to the matters described in this report.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion.

Based on the procedures performed and the evidence obtained, we are not aware of any fact that leads us to believe that Bradesco's assertion that the process for compiling and presenting the interim supplemental consolidated accounting information included in the Economic and Financial Analysis Report was not adequately prepared, in all material respects, in accordance with the information referred to in the paragraph "Criteria for the preparation of the interim supplementary consolidated accounting information".

São Paulo, October 29, 2024

KPMG Auditores Independentes Ltda.
CRC 2SP-027685/O-0 F SP

Original report in Portuguese signed by

Cláudio Rogélio Sertório

Accountant CRC 1SP212059/O-0

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Financial Statements 3T24

Management Report

Dear Shareholders,

We hereby present the Consolidated Financial Statements of Banco Bradesco S.A. related to the first nine months of 2024. We follow all accounting practices used in Brazil, applicable to institutions authorized to operate by the Central Bank.

Economic Comment

Economic activity continues to grow at a steady pace. The heated labor market guarantees real income gains and the expansion of household consumption. The resumption of investments also contributes to GDP expansion. Our projections indicate that the Brazilian economy is expected to grow by around 3.0% this year. The inflation situation remains favorable, but with some reacceleration, reflecting the devaluation of the Brazilian real against the dollar and specific pressures relating to food items.

Copom initiated a new cycle of increasing the Selic rate. We predict that the basic interest rate of the economy will reach 11.75% by the end of 2024 and 12.25% at the beginning of next year. The convergence of inflation towards the mid-range of the target will allow the Central Bank of Brazil to reduce interest rates once again from mid-2025.

The US has initiated a process of cutting interest rates, joining most developed countries. However, the speed and size of the cycles may differ between them, depending on the pace of economic slowdown and the risk of the re-emergence of inflation. At the same time, the continued weakening of the Chinese economy will continue to contribute to global deflation.

Highlights in the period

In August 2024, Banco Bradesco S.A. ("Bradesco") informed its shareholders of the signing of an Investment Agreement with John Deere Brasil S.A., a wholly owned subsidiary of Deere & Company (USA), one of the world's leading suppliers of equipment for agriculture, construction and forestry. This strategic partnership demonstrated Bradesco's goal to further strengthen its position in the agribusiness and construction sectors, expanding the offer of financing and financial services to clients and dealers in the acquisition of equipment, parts and services from the John Deere group.

In August 2024, the auction for the unified public offering of common shares issued by Cielo S.A. was conducted to convert its registration as a publicly-held company from category "A" to "B" with the Brazilian Securities and Exchange Commission (CVM) and to exit the Novo Mercado segment of B3 S.A. Consequently, the Organization's total stake in Cielo S.A. became 50.72%, comprising 30.61% direct ownership and 20.11% indirect ownership through the companies of the Elopar Group.

In addition, in September 2024, Bradesco communicated to the market that its Board of Directors, following the recommendation of the Bradesco Organization's Nominating and Succession Committee, had appointed the Vice-President, Rogério Pedro Câmara, to the position of member of the Board of Directors, who ceases to exercise that position, in place of the Board Member Milton Matsumoto, who retired from the Organization after 67 years of service.

highlighted information 9M24

BOOK NET INCOME

R$14.2 bi ▲ +5.5% p/a

EARNINGS PER SHARE

R$1.27 common

R$1.40 preferred

ROAE

11.3%

BOOK VALUE PER SHARE

R$15.36

MARKET VALUE

R$147.4 bi

TIER I CAPITAL

12.7%

SHAREHOLDERS' EQUITY

R$162.9 bi ▲ +1.3% p/a

INTEREST ON SHAREHOLDERS' EQUITY **R$8.2 bi** (gross) | Payout **60.8%** (gross)

EXPANDED LOAN PORTFOLIO
(Set24 vs. Set23)

R$943.9 bi (+7.6%)

INDIVIDUALS: **R$396.8 bi** (+10.0%)

LARGE CORPORATES: **R$353.9 bi** (+0.7%)

MICRO, SMALL AND MEDIUM-SIZED ENTERPRISES: **R$193.2 bi** (+16.9%)

TOTAL DEPOSITS
(Set24 vs. Set23)

R$613.9 bi (+0.3%)

Time Deposits: **R$438.7 bi** (-0.5%)

Savings Deposits: **R$129.7 bi** (+1.9%)

Demand Deposits: **R$45.4 bi** (+4.1%)

ALLOWANCE FOR LOANS
(Set24 vs. Set23)

R$48.5 bi (-18.0%)

SECURITIES
(Set24 vs. Set23)

R$748.5 bi (+6.6%)

Available-for-Sale Securities: **R$317.7 bi** (+9.5%)

Trading Securities: **R$340.6 bi** (+8.2%)

Held-to-Maturity Securities [1]: **R$90.3 bi** (-7.2%)

(1) As provided for by Article 8 of Circular Letter No. 3,068/01 of the Central Bank of Brazil, Bradesco declares that it has the financial capacity and the intention of holding to maturity the securities classified under "held-to-maturity".

international operations

As a private commercial bank, we offer a wide range of international services, such as foreign trade finance, foreign currency working capital, foreign exchange operations and international sureties for individuals and companies through our Corporate and Global Private Banking platforms. Our service to multinational companies takes the form of support for foreign multinationals operating in Brazil or Brazilian companies with operations abroad, and in acting as the main communication link between prospective multinational clients and Bradesco Brasil.


London
New York
Luxembourg
Mexico
Miami
Hong Kong

Branches

New York

Banco Bradesco S.A.

Grand Cayman

Banco Bradesco S.A.

Representation Office

Hong Kong

Banco Bradesco S.A.

Guatemala

Representaciones Administrativas Internacionales

Subsidiaries

Luxembourg

Banco Bradesco Europa S.A.

New York

Bradesco Securities, Inc.

Hong Kong

Bradesco Securities Hong Kong Limited

Bradesco Trade Services Limited

London

Bradesco Securities UK Limited

Mexico

Bradescard México Sociedad de Responsabilidad Limitada

Miami

Bradesco Bank

Bradesco Investments Inc.

Bradesco Global Advisors Inc.

My Account

International digital account

Opening of more than **207 thousand accounts** in a year

We are available in **195 countries** and **180 different currencies**

My Account is an international and digital Bradesco account that can be opened in the Bradesco App itself. In addition to the traditional card, it is now possible to have a virtual card, for purchases on websites and Apps, with dynamic CVV, which brings more convenience and security.

- 100% digital journey via App
- Customizable quotation alert and quotation based on the commercial dollar
- Customized card
- Transfer between the Bradesco account and My Account at any time/day

bradesco bank

Bradesco's international platform in the USA, with a complete solution of products, banking services and investments for clients in the Private and Affluent Segments, in addition to solutions for clients in the Corporate segment.

Net operating revenue

△ **1%** y/y

Net income

△ **28%** y/y

Assets under Custody (AuC) △ **15%** y/y

Loan portfolio △ **17%** y/y

Funding through deposits △ **28%** y/y

For you
Individuals Solution

Banking
Full checking account for making **payments, transfers, online banking and international debit card** for purchases and withdrawals.

Credit Card
Visa card accepted in **195 countries** with exclusive benefits, including **the Livelo loyalty** program and **compatibility with digital wallets.**

Real Estate Financing
Support for the **acquisition of property** for **residents and non-residents in the USA**, with a team with a broad understanding of the market and process.

Investments
Private Client:

Investment solutions **adapted to the risk profile** of each client:

- Fixed income;
- ETFs;
- Investment Funds; e
- Structured Operations.

Affluent Client:

- CDB with pre-fixed dollar rates with FDIC guarantee; and
- Digital portfolio investment platform managed for the most diverse investor profiles.

For your business
Companies Solution

Cash Management
Checking account, Money Market and Remunerated deposits.

Payments
Correspondent bank and international transfers.

Documentary Services
Collection of Exports and Commercial Letter of Credit.

Corporate Credit Solutions
Financing of import, export and working capital.

Technology and innovation

With its avant-garde spirit, Bradesco continues to advance in transforming its banking services, developing more initiatives with Generative AI, integrated with BIA (Bradesco Artificial Intelligence), and being the leading Brazilian Bank to apply this technology directly on a client level.

BIA, a cognitive assistant, powered by Generative AI, has gradually expanded, and the Bradesco PF App (for Individuals) has already assisted more than 400 thousand clients, with excellent results: more than 80% of queries have been resolved, responses are more than 90% accurate, and there is a client retention rate of 89%. Bradesco has also implemented a comprehensive and effective approach to Analytics and Generative AI applicable in several areas, including in the analysis of client life events, to set up an increasingly decisive and personalized banking service for each individual. Other highlights in development and testing include the creation of concierges for banking correspondents on the Bradesco Expresso platform, virtual advisors to assist managers with sales and recommendations for bolder investments, and the assessment of the quality of the Bank's customer service through telephone conversations with clients. Internally, Generative AI is also making progress in automating processes, improving decision-making analysis and increasing operational efficiency – all of which directly or indirectly impact the customer experience.

Mobile PF (for Individuals) is moving forward with improvements such as Click to Pay, a new way to make online purchases without entering credit card details, simply an access code received in the email registered by the client, increasing security against the unauthorized use of cards. In online payroll-deductible loans, several after-sales services, such as consultation of active contracts, and information on installments, values and dates, are all available in real time. The Payroll process has undergone digital evolutions to delight new clients: online account opening, facial biometrics, conversational language with BIA for guidance, frequently asked questions in the step-by-step process and demonstration of credit limits. BIA, which already carried out PIX transactions, can now be used to pay bank payment slips via WhatsApp with total security, providing another option.

In the Investments field, it is possible to view portfolios recommended by Internet Banking and in the App. Clients can complete the "Investor Profile Analysis" in less than 2 minutes, making the journey much simpler. The new Ágora Home Broker Pro platform is 100% online and free of charge, reinventing the experience of investing in variable income, and it is now possible to open an account and invest in more than 600 fixed income Ágora products directly through the Bradesco App.

In the PJ segment (for Companies), there are new features: a MEI Digital service to contact specialists via WhatsApp and email, a new chat on Net Company, and the ability to contract corporate checks and pay suppliers, taxes and salaries in a fully digital way, making the segment more efficient. Through the PJ Cards App the client can track credit card transactions in real time, and have much more control over their expenses and invoices.

Banking correspondents now count on a new mobility journey on the Bradesco Expresso platform, available on tablets provided by the Organization. The new device interface makes it easy to navigate and offer customized products to each client, in an efficient and secure way. In addition, the initiative extends the reach of banking services to locations without branches, increasing convenience and accessibility for clients.

With the economic sustainability of Brazilians in mind, a new Financial Citizenship page was made available, with exclusive content aimed at financial inclusion and health, as well as the protection and conscious use of resources, products and banking services. With several digital advances, ranking among the "Most Innovative Companies in the Country" for at least a decade, and being recognized globally by The Banker magazine as the most innovative bank of 2024, Bradesco stands out not only for its customer centricity, but also for its solutions specially aligned with its mission of serving the Society.

Products and services for the public sector

Exclusive structures serve the Public Sector throughout the country with Business Managers trained to offer products, services and solutions with quality and security to the Executive, Legislative and Judicial branches, federal, state and municipal authorities, as well as municipalities, public foundations, state-owned and mixed capital companies and the Armed and Auxiliary Forces. Every month, more than 11.3 million retirees and pensioners of the INSS receive their benefits at Bradesco, making it the highest payer among all the banks in the country.

We have nine Specialized Structures to assist governments, state capitals, courts, chambers, public prosecutor's offices, public defender's offices, and the Brazilian municipalities with the highest GDP. We also have 30 Retail Structures serving other municipalities and bodies. Find out more on bradescopoderpublico.com.br.

Human resources

Human Capital is one of the strategic pillars of the Organization, meaning it is a foundation of our business. Our model of Human Capital Management is founded on respect, transparency and continuous investment in the development of employees. We keep our teams motivated by means of career growth opportunities, recognition, training and development, differentiated compensation and benefits, besides appreciation of diversity and balance between work and personal life.

Much more than policies and practices, we consolidated a culture of respect spread by the awareness of the value of people, of their identities and competencies.

At the end of the period, the Organization had 84,018 employees: 72,709 of Bradesco and 11,309 of affiliated Companies.

For more information on Human Resources, visit the Human Capital Report, available on bradescori.com.br

Sustainability for Bradesco

Sustainability is one of our strategic drivers, also expressed in our Statement of Purpose. We believe that governance, management and engagement in environmental, social and governance (ESG) aspects are fundamental to our growth and sustainability, generating long-term value for all our stakeholders. Our Sustainability Strategy is aligned with the Sustainable Development Goals (ONU), and it is based on ESG management and transparency.

As part of this strategic agenda, we announced the expansion of the Sustainable Business goal to R$320 billion by 2025, since we had already achieved our goal of allocating R$250 billion in this same period to sectors and activities with socio-environmental benefits, a pledge made in 2021. This new milestone reaffirms our commitment to sustainable business financing and offering ongoing support to our clients in the transition to a greener, more resilient and inclusive economy.

Our performance has been recognized in the main national and international sustainability indexes and ratings, such as the Dow Jones Sustainability Index of the New York Stock Exchange and the Corporate Sustainability Index (ISE) of B3 - Brazilian Exchange & OTC. These indexes reflect our management and performance in long-term economic, environmental and social criteria.

To keep up with our initiatives, visit bradescori.com.br and bradescosustentabilidade.com.br websites.

Corporate governance

Banco Bradesco observes and encourages good corporate governance practices, based mainly on legal and market demands, in order to ensure the interests of shareholders and other stakeholders. Our structure is well defined, enabling the guarantee and viability of adopting best practices. Thus, we make every effort to always be in compliance with such standards, seeking to generate sustainable value for our Organization.

The Shareholders' Meeting is the most important corporate event of our governance. In this meeting, the shareholders elect the members of the Board of Directors for a single two-year term of office. It is composed of eleven members, four of which are independent members. The body is responsible for establishing, supervising and monitoring the Banco Bradesco's corporate strategy, whose responsibility for implementation is of the Board of Executive Officers, in addition to reviewing the business action plans and policies. The positions of Chairman of the Board of Directors and Chief Executive Officer, under the Company's Bylaws, are not cumulative.

Assisted by a Governance Department, the Board of Directors ordinarily meets twelve times a year, and extraordinarily, when the interests of the company so require. In addition to its own Charter, the Board also has an Annual Calendar of Meetings set by its Chairman. In the third quarter of 2024, nine meetings were held, four of which was annual and five specials.

We also have Global Internal Audit, which is reports to the Board of Directors, in addition to seven committees, which also report to them. Of these, two are the statutory ones, which are the Audit and Remuneration Committees; and five are non-statutory ones, which are the Integrity & Ethical Conduct, Risks, Sustainability & Diversity, Nomination & Succession, and Strategy Committees.

Banco Bradesco's Board is the body responsible for representing the Organization, and the Board of Executive Officers is responsible for coordinating the execution of the strategy approved by the Board of Directors. It holds regular meetings every fortnight and special meetings whenever necessary, deliberating all subjects and matters essential to the fulfillment of our objectives and attributions. Executive Committees assist in the activities of the Board of Executive Officers, all regulated by their own bylaws.

In the role of Supervisory Body for the acts of the managers, and with permanent performance, we have the Fiscal Council, also elected by the shareholders and with a single term of one year. It is composed of five effective members, two of them are elected by minority shareholders and their respective alternates.

Our Organization is listed in Level 1 of Corporate Governance of B3 – Brazilian Exchange & OTC, and our practices attest to our commitment to the generation of value for shareholders, employees and society. Further information on corporate governance is available on the Investor Relations website (banco.bradesco/ri – Corporate Governance section).

Internal audit

It is the responsibility of the Global Internal Audit Department, which is subordinate and reports functionally, administrative and operationally to the Board of Directors of Banco Bradesco S.A., to consider, in the scope of its examinations/analyses, the effectiveness of corporate governance and risk management and controls; the reliability, effectiveness and integrity of management and operational information systems and processes; compliance with the legal, infralegal, regulatory framework, internal rules and codes of conduct applicable to members of the staff of the Organization; and the safeguarding of assets against their strategic goals and objectives.

The work is based on adherence to the mandatory elements of the International Professional Practices Framework (IPPF) of The Institute of Internal Auditors (IIA), including the Fundamental Principles for the Professional Practice of Internal Audit, the IIA Code of Ethics, the Code of Sector Ethics of the Internal Auditors of the Bradesco Organization and the internal guidelines defined by the Internal Audit Department within the scope of the Bradesco Organization and, where applicable, of third parties/suppliers.

Policy for distribution of dividends and interest on shareholders' equity

In the first half of 2024, Bradesco's Shares, with high level of liquidity (BBDC4), accounted for 3.14% of Ibovespa. Our shares are also traded abroad, on the New York Stock Exchange, by means of ADR – American Depositary Receipt – Level 2, and on the Stock Exchange of Madrid, Spain, through DRs, which integrate the Latibex Index.

Bradesco's securities also took part in other important indexes, such as the Special Tag-Along Stock Index (ITAG), the Special Corporate Governance Stock Index (IGC), and the Brazil Indexes (IBrX50 and IBr100). Bradesco's presence in these indexes strengthens our constant search for the adoption of good practices of corporate governance, economic efficiency, socio-environmental ethics and responsibility.

As minimum mandatory dividends, shareholders are entitled to 30% of the net income after legal deductions, in addition to the Tag Along of 100% for the common shares and of 80% for the preferred shares. Also, granted to the preferred shares are dividends 10% higher than those given to the common shares.

Integrated risk control

Corporate risk control management occurs in an integrated and independent manner, preserving and valuing collegiate decisions, developing and implementing methodologies, models and measurement and control tools. Adverse impacts may result from multiple factors and are reduced through the framework of risks and a sound governance structure, which involves the Integrated Risk Management and Capital Allocation Committee, the Risk Committee and the Board of Directors.

The Bradesco Organization has extensive operations in all segments of the market, and, like any large institution, is exposed to various risks. Thus, risk management is strategically highly important due to the increasing complexity of the products and services and, also, the globalization of our business. We constantly adopt mechanisms of identification and monitoring, making it possible to anticipate the development and implementation of actions to minimize any adverse impacts.

According to the list of risks, the relevant risks for the Organization are: Solvency and Profitability, Liquidity, Credit, Market, Operational, Compliance, Cybersecurity, Strategy, Social, Environmental, Climate, Model, Contagion, Reputation and Subscription. In an attempt to precipitate or reduce effects, in case they occur, we seek to identify and monitor any emerging risks, among them, issues related to global growth, international geopolitical issues and the economic and fiscal situation of Brazil. We also consider the risks posed by technological innovation in financial services.

Independent evaluation of models

Models are quantitative tools that provide a synthesis of complex issues, the standardization and automation of decision making, and the possibility of reusing internal and external information. This improves efficiency both by reducing the costs associated with manual analysis and decision making and by increasing accuracy. Its use is an increasingly widespread practice, especially due to technological advances and new artificial intelligence techniques.

We use models to support the decision-making process and to provide predictive information in various areas of the business, such as risk management, capital calculation, stress testing, pricing, as well as other estimates from models to assess financial or reputation impacts.

When it comes to simplifications of reality, models are subject to risks, which can lead to adverse consequences due to decisions based on incorrect or obsolete estimates or even inappropriate use. In order to identify and mitigate these risks, the Independent Model Validation Area (AVIM), with subordination to the Chief Risk Officer (CRO), effectively acts to strengthen the use of models, performing acculturation actions and encouraging good modeling practices. In parallel, it monitors the mitigation of limitations and weaknesses of the models and creates reports for the respective managers, the Internal Audit, and the Control Commission for the Evaluation of Models and Risk Committees.

Compliance, integrity, ethics and competition

Seen as foundations of our values and drivers of daily interactions and decisions, the Compliance, Integrity and Competition Programs cover the entire Bradesco Organization, also extending to suppliers, services providers, business partners and correspondents in Brazil, and subsidiaries, elucidating the high standards of compliance, integrity, conduct and ethical principles that we have.

These principles are supported by policies, internal standards and training programs for professionals by aggregating excellence in procedures and controls and seeking prevention, identification, and reporting of Compliance Risks and any actions considered as a violation of the Code of Ethical Conduct, and/or indications of illegal activities, aimed at the adoption of appropriate measures. The control methodologies and procedures are objects of evaluation and constant improvement, in accordance with current and applicable laws and regulations, as well as with the best market practices and the support of the Organization's Board of Directors.

Independent audit

In compliance with the CVM Resolution No. 162/22 the Bradesco Organization has an Independent Audit Hiring Policy with guidelines in line with the applicable laws and regulations.

The Bradesco Organization hired services from KPMG Auditores Independentes Limited not related to the Financial Statements Consolidated Audit. These non-audit services do not constitute a conflict of interest or loss of independence in the execution of the audit work of the financial statements in accordance with the auditor's independence policies. Information related to the audit fees is made available annually in our Reference Form at the close of the year.

Social Investments

FUNDAÇÃO BRADESCO

Founded in 1956, Fundação Bradesco is the largest private social investment project in the country. Since it was established, it has invested in education as the cornerstone of the comprehensive development of children and young people throughout the country by promoting free education and standards of excellence on a wide range of levels.

All 40 school units are proprietary and are distributed in the 26 Brazilian states and the Federal District. They have primarily been set up in regions where there is severe socioeconomic vulnerability, helping to develop the region through the transformational impact on the lives of students and the communities around them, thereby shifting the educational reality of the entire country.

Fundação Bradesco supports each of its Basic Education students for approximately 13 years, equipping them with all the items needed to ensure equal learning in all regions of Brazil.

R$ 1.4 billion

Investment Forecast for 2024

These investments will enable:

R$1.046 billion are allocated for Activity Expenses.

R$321.8 million are for investments in infrastructure and Educational Technology.

SCHOOL NETWORK

Over 42,000 students benefited primarily in Basic Education – Early Childhood Education to High School and Technical Professional Education throughout Brazil.

VIRTUAL SCHOOL

Around 1,8 million users have successfully completed at least one of the free crash courses available on the portal.

BRADESCO ESPORTES (SPORTS)

We encourage sport as an activity that supports the development of children and young people by means the Bradesco *Esportes e Educação* (Sports and Education) Program. For over 30 years, we have been teaching female's volleyball and basketball at our Training Center for girls aged 8 to 18, providing guidance on citizenship, health and developing potential talent. The aim of the Center is to guarantee the right of access to sport through daily activities, guided by physical education teachers, coaches and technical trainers, and through participation in internal and external sporting events. We do this at Bradesco Foundation schools, municipal Sports Centers, Unified Educational Centers (CEUs), state and private schools and at our sports development center, all in Osasco (State of São Paulo), with around 2,000 girls being trained.

In addition, the program enables the empowerment and protagonism of our athletes in the community, promoting new opportunities for all of them to develop their different potentials.

Recognitions

- Bradesco Bank was recognized by the Cia de Talentos group as one of the 10 companies that professionals most dream of working for.
- Bradesco was featured in the Valor Inovação Brasil 2024 Award, making it into the ranking of the 150 Most Innovative Companies in the Country for the tenth consecutive year.

Acknowledgements

The performance and results achieved reflect the achievement of the Organization's strategy, which is always geared towards the pursuit of high standards of quality and efficiency. For these successful achievements, we would like to thank our shareholders and clients for their support and trust, as well as our employees and other associates for their efficient and diligent work.

Cidade de Deus, October 29, 2024

Board of Directors and Board of Executive Officers

			R$ thousands
	Note	On September 30, 2024	On December 31, 2023
Assets			
Cash and due from banks	**5**	**17,380,912**	**17,332,144**
Financial instruments		**1,856,325,847**	**1,790,423,881**
- Interbank investments	6a	209,101,121	205,102,659
- Compulsory and other deposits with the Brazilian Central Bank	7a	123,719,610	133,721,827
- Securities	8b	748,532,803	757,084,696
- Derivative financial instruments	9b	16,124,187	15,413,349
- Loans	10a	577,903,301	527,324,318
- Other financial instruments	11	180,944,825	151,777,032
Leases	**10a**	**5,646,965**	**4,394,373**
Expected credit loss associated with credit risk	**10b and 10f**	**(48,485,867)**	**(53,901,184)**
- Loans		(46,335,049)	(50,225,072)
- Leases		(52,467)	(46,144)
- Other receivables		(2,098,351)	(3,629,968)
Deferred income tax assets	**33c**	**105,673,369**	**99,362,979**
Investments in associates and jointly controlled entities	**12a**	**10,807,748**	**9,687,378**
Premises and equipment	**13**	**21,511,691**	**20,984,891**
Intangible assets	**14b**	**49,266,230**	**47,267,254**
Accumulated depreciation and amortization		**(44,210,136)**	**(41,868,714)**
- Premises and equipment	13	(14,202,438)	(13,396,794)
- Intangible assets	14b	(30,007,698)	(28,471,920)
Other assets	**15**	**29,777,195**	**24,576,975**
Accumulated impairment of non-financial assets		**(2,484,243)**	**(2,785,342)**
Total assets		**2,001,209,711**	**1,915,474,635**

Liabilities			
Deposits and other financial liabilities		**1,368,741,279**	**1,321,946,566**
- Deposits from banks	16	348,896,603	323,422,783
- Deposits from customers	17	612,464,439	621,934,680
- Securities issued	18	257,447,673	244,966,258
- Subordinated debts	19a	52,494,905	50,337,854
- Derivative financial instruments	9b	16,442,559	15,542,220
- Other financial liabilities	20	80,995,100	65,742,771
Provisions		**427,229,067**	**396,127,665**
- Technical provisions for insurance, pension plans and capitalization bonds	21a I	393,719,526	360,802,729
- Other provisions	21b	33,509,541	35,324,936
Deferred tax liabilities	**33e**	**5,133,830**	**5,271,884**
Other liabilities	**23**	**36,386,531**	**30,000,827**
Total liabilities		**1,837,490,707**	**1,753,346,942**
Shareholders' equity			
Capital		87,100,000	87,100,000
Treasury shares		(442,735)	-
Capital reserves		11,441	11,441
Profit reserves	24b	83,128,860	77,150,829
Other comprehensive income		(6,866,340)	(3,079,821)
Equity attributable to shareholders of the parent		**162,931,226**	**161,182,449**
Non-controlling interests	**25**	**787,778**	**945,244**
Total shareholders' equity		**163,719,004**	**162,127,693**
Total shareholders' equity and liabilities		**2,001,209,711**	**1,915,474,635**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

	Note	R$ thousands	
		Nine-month period ended September 30	
		2024	2023
Revenue from financial intermediation		**147,090,779**	**151,648,867**
- Loans		81,740,002	80,603,647
- Leases		526,590	428,798
- Net gain or (loss) with securities and interbank investments	9f III	47,585,159	55,084,212
- Net gain or (loss) from derivative financial instruments	9e	597,177	1,783,882
- Financial income from insurance, pension plans and capitalization bonds		4,110,041	4,161,128
- Foreign exchange income or (loss)	11	4,239,770	1,059,660
- Compulsory deposits with the Brazilian Central Bank	7b	6,624,038	7,513,564
- Gain or (loss) on sale or transfer of financial assets		1,668,002	1,013,976
Expenses from financial intermediation		**(88,368,205)**	**(95,206,675)**
- Retail and professional market funding	16e	(79,948,602)	(90,230,240)
- Borrowing and on-lending	16d	(8,419,603)	(4,976,435)
Net revenue from financial intermediation		**58,722,574**	**56,442,192**
Expected credit loss associated with credit risk expense		**(24,964,235)**	**(28,217,344)**
- Loans		(24,974,125)	(27,921,846)
- Leases		(6,737)	1,596
- Other receivables		16,627	(297,094)
Gross income from financial intermediation		**33,758,339**	**28,224,848**
Net other operating income (expenses)		**(18,252,333)**	**(15,832,124)**
- Fee and commission income	26	16,946,187	15,758,002
- Income from banking fees	26	4,961,201	5,255,996
- Other income from insurance, pension plans and capitalization bonds	21a III	8,209,236	7,293,025
- Personnel expenses	27	(17,917,850)	(17,025,832)
- Other administrative expenses	28	(16,398,932)	(16,195,506)
- Tax expenses	29	(5,221,225)	(5,407,916)
- Share of profit (loss) of associates and jointly controlled entities	12a	1,303,270	1,577,307
- Other operating income	30	10,729,303	11,403,395
- Other operating expenses	31	(17,105,811)	(15,715,379)
- Provision (expenses)/reversals		(3,757,712)	(2,775,216)
- Labor		(1,431,712)	(947,989)
- Tax/Civil		(2,022,853)	(1,646,508)
- Others		(303,147)	(180,719)
Operating profit		**15,506,006**	**12,392,724**
Non-operating income/(expense)	**32**	**(33,541)**	**(20,895)**
Income before income tax and non-controlling interests		**15,472,465**	**12,371,829**
Income tax benefit / (expense)	33	(1,093,707)	1,246,755
Non-controlling interests in subsidiaries		(226,545)	(199,929)
Net income		**14,152,213**	**13,418,655**
Basic and diluted earnings per share based on the weighted average number of shares (expressed in R$ per share):			
- Earnings per common share	24e I	1.27	1.20
- Earnings per preferred share	24e I	1.40	1.32

The accompanying Notes are an integral part of these Consolidated Financial Statements.

	R$ thousands	
	Nine-month period ended September 30	
	2024	2023
Net income for the period	**14,152,213**	**13,418,655**
Non-controlling shareholders'	226,545	199,929
Net income attributable to shareholders of the parent and non-controlling interest	**14,378,758**	**13,618,584**
Items that may be subsequently reclassified to the income statement	**(3,786,294)**	**1,727,039**
Securities available for sale	**(4,034,337)**	**1,637,636**
- Bradesco and subsidiaries	(7,111,284)	3,590,314
- Associates and jointly controlled entities	86,250	(729,050)
- Tax effect	2,990,697	(1,223,628)
Hedge Operations	**113,413**	**26,707**
Cash flow hedge	448,274	154,735
Hedge of investment abroad	(253,434)	(111,354)
Tax effect	(81,427)	(16,674)
Foreign exchange differences on translations of foreign operations	**134,630**	**62,696**
Items that cannot be reclassified to the income statement	**(225)**	**(14)**
Remeasurement of defined benefit liability (asset)	(225)	(14)
Total other comprehensive income	**(3,786,519)**	**1,727,025**
Total comprehensive income	**10,592,239**	**15,345,609**

Attributable to shareholders:		
Shareholders of the parent	10,365,694	15,145,680
Non-controlling interests	226,545	199,929

The accompanying Notes are an integral part of these Consolidated Financial Statements.

R$ thousands

	Capital	Capital reserves	Profit reserves		Accumulated other comprehensive income	Treasury shares	Retained earnings	Total
		Share premium	Legal	Statutory				
Balance on December 31, 2022	**87,100,000**	**11,441**	**12,584,615**	**60,979,593**	**(6,188,049)**	**(224,377)**	**-**	**154,263,223**
Cancellation of treasury shares	-	-	-	(224,377)	-	224,377	-	-
Asset valuation adjustments (1)	-	-	-	-	1,727,025	-	-	1,727,025
Net income	-	-	-	-	-	-	13,418,655	13,418,655
Allocations:								
- Reserves	-	-	670,933	4,139,510	-	-	(4,810,443)	-
- Interest on Shareholders' Equity paid and/or provisioned	-	-	-	-	-	-	(8,608,212)	(8,608,212)
Balance on September 30, 2023	**87,100,000**	**11,441**	**13,255,548**	**64,894,726**	**(4,461,024)**	**-**	**-**	**160,800,691**
Balance on December 31, 2023	**87,100,000**	**11,441**	**13,340,705**	**63,810,124**	**(3,079,821)**	**-**	**-**	**161,182,449**
Acquisition of treasury shares	-	-	-	-	-	(442,735)	-	(442,735)
Asset valuation adjustments (1)	-	-	-	-	(3,786,519)	-	-	(3,786,519)
Net income	-	-	-	-	-	-	14,152,213	14,152,213
Allocations:								
- Reserves	-	-	707,611	5,270,420	-	-	(5,978,031)	-
- Interest on Shareholders' Equity paid and/or provisioned	-	-	-	-	-	-	(8,174,182)	(8,174,182)
Balance on September 30, 2024	**87,100,000**	**11,441**	**14,048,316**	**69,080,544**	**(6,866,340)**	**(442,735)**	**-**	**162,931,226**

(1) Includes the effects of foreign exchange variation related to the translation of foreign operations.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

	R$ thousands	
	Nine-month period ended September 30	
	2024	2023
Cash flows from operating activities:		
Income before income taxes and non-controlling interests	**15,472,465**	**12,371,829**
Adjustments for:	**47,558,300**	**49,321,566**
- Effect of changes in foreign exchange rates on cash and cash equivalents	198,899	(167,361)
- Expected credit loss associated with credit risk	24,964,235	28,217,344
– Depreciation and amortization	5,020,641	4,707,796
- Constitution/reversion of impairment losses of assets	527,353	637,570
- Constitution/reversion and inflation indexation of Civil, Labor and Tax Provisions	4,402,013	3,819,617
- Expenses with interest and inflation indexation of technical provisions for insurance, pension plans and capitalization bonds	22,559,175	23,699,131
- Share of profit (loss) of associates and jointly controlled entities	(1,303,270)	(1,577,307)
- (Gain)/loss on Investments	12,952	5,611
- (Gain)/loss on sale of fixed assets	(111,823)	(70,958)
- (Gain)/loss on sale of non-financial assets held for sale	(4,993)	(64,320)
- Foreign exchange variation from other assets and liabilities overseas	(8,706,882)	(9,885,557)
(Increase)/Decrease in assets	**(59,760,364)**	**(28,416,048)**
- Interbank investments	29,036,888	9,071,543
- Compulsory deposits with the Brazilian Central Bank	2,996,925	(13,691,500)
- Trading securities and derivative financial instruments	21,102,998	(26,833,441)
- Loans and leases	(82,845,591)	(10,060,669)
- Deferred income tax assets	(2,334,483)	295,730
- Other assets	(2,500,469)	1,583,929
- Other financial instruments	(25,216,632)	11,218,360
(Increase)/Decrease in liabilities	**35,379,070**	**46,726,434**
- Deposits and other financial liabilities	31,255,908	55,892,122
- Deferred income tax liabilities	(5,207,668)	(4,919,495)
- Other provisions	4,140,214	(6,057,176)
- Other liabilities	10,320,991	7,702,769
Income tax and social contribution paid	(5,130,375)	(5,891,786)
Net cash provided by/(used in) operating activities	**38,649,471**	**80,003,781**
Cash flows from investing activities:		
Proceeds from maturity of and interest on held-to-maturity securities	7,575,515	14,603,930
Proceeds from sale of/maturity of and interest on available-for-sale securities	129,382,382	138,229,196
Proceeds from sale of non-financial assets held for sale	436,159	377,386
Investment acquisitions	(1,159,572)	(14,333)
Proceeds from sale of premises and equipment	519,153	1,034,570
Acquisition of subsidiaries, net of cash and cash equivalents acquired	(211,140)	(84,767)
Purchases of available-for-sale securities	(125,364,164)	(73,789,145)
Purchases of held-to-maturity securities	(428,972)	-
Purchase of premises and equipment	(1,924,241)	(1,244,105)
Intangible asset acquisitions	(4,201,886)	(4,020,052)
Dividends and interest on shareholders' equity received	292,228	920,445
Net cash provided by/(used in) investing activities	**4,915,462**	**76,013,125**
Cash flows from financing activities:		
Securities issued	41,091,223	61,822,436
Settlement and interest payments of securities issued	(49,153,600)	(75,968,103)
Funds from subordinated debt issued	-	1,129,800
Settlement and interest payments of subordinated debts	(2,525,636)	(9,110,765)
Interest on shareholders´ equity/dividends paid	(5,872,449)	(8,424,610)
Non-controlling interests	(384,011)	(19,750)
Acquisition of treasury shares	(442,735)	-
Net cash provided by/(used in) financing activities	**(17,287,208)**	**(30,570,992)**
Net increase/(decrease) in cash and cash equivalents	**26,277,725**	**125,445,914**
Cash and cash equivalents - at the beginning of the period	186,790,580	126,185,421
Effect of changes in foreign exchange rates on cash and cash equivalents	(198,899)	167,361
Cash and cash equivalents - at the end of the period	212,869,406	251,798,696
Net increase/(decrease) in cash and cash equivalents	**26,277,725**	**125,445,914**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Description	R$ thousands			
	Nine-month period ended September 30			
	2024	%	2023	%
1 – Revenue	**143,750,659**	**364.4**	**146,226,171**	**409.6**
1.1) Financial intermediation	**147,090,779**	**372.9**	**151,648,867**	**424.8**
1.2) Fees and commissions	**21,907,388**	**55.5**	**21,013,998**	**58.9**
1.3) Expected credit loss associated with credit risk expense	**(24,964,235)**	**(63.3)**	**(28,217,344)**	**(79.0)**
1.4) Other	**(283,273)**	**(0.7)**	**1,780,650**	**5.0**
2 – Financial intermediation expenses	**(88,368,205)**	**(224.0)**	**(95,206,675)**	**(266.7)**
3 – Inputs acquired from third parties	**(12,220,630)**	**(31.0)**	**(12,186,141)**	**(34.1)**
Outsourced services	(4,269,537)	(10.8)	(3,990,685)	(11.2)
Data processing	(1,816,978)	(4.6)	(1,658,964)	(4.6)
Communication	(522,744)	(1.3)	(688,372)	(1.9)
Asset maintenance	(1,083,579)	(2.7)	(1,052,816)	(2.9)
Financial system services	(1,061,307)	(2.7)	(1,216,690)	(3.4)
Advertising and marketing	(856,227)	(2.2)	(803,341)	(2.3)
Security and surveillance	(413,333)	(1.0)	(445,113)	(1.2)
Transport	(547,852)	(1.4)	(565,488)	(1.6)
Material, water, electricity and gas	(366,923)	(0.9)	(345,155)	(1.0)
Travel	(117,651)	(0.3)	(95,814)	(0.3)
Other	(1,164,499)	(3.0)	(1,323,703)	(3.7)
4 – Gross added value (1-2-3)	**43,161,824**	**109.4**	**38,833,355**	**108.8**
5 – Depreciation and amortization	**(5,020,641)**	**(12.7)**	**(4,707,796)**	**(13.2)**
6 – Net added value produced by the entity (4-5)	**38,141,183**	**96.7**	**34,125,559**	**95.6**
7 – Added value received through transfer	**1,303,270**	**3.3**	**1,577,307**	**4.4**
Share of profit (loss) of associates and jointly controlled companies	1,303,270	3.3	1,577,307	4.4
8 – Added value to distribute (6+7)	**39,444,453**	**100.0**	**35,702,866**	**100.0**
9 - Added Value Distributed	**39,444,453**	**100.0**	**35,702,866**	**100.0**
9.1) Personnel	**15,522,291**	**39.4**	**14,855,069**	**41.6**
Salaries	9,102,572	23.1	8,646,060	24.2
Benefits	4,506,712	11.4	4,240,459	11.9
Government Severance Indemnity Fund for Employees (FGTS)	658,832	1.7	767,752	2.2
Other	1,254,175	3.2	1,200,798	3.4
9.2) Tax, fees and contributions	**8,710,491**	**22.1**	**6,331,924**	**17.7**
Federal	7,812,443	19.8	5,412,165	15.2
State	1,918	-	1,982	-
Municipal	896,129	2.3	917,777	2.6
9.3) Remuneration for providers of capital	**832,913**	**2.1**	**897,289**	**2.5**
Rental	830,477	2.1	895,667	2.5
Asset leases	2,436	-	1,622	-
9.4) Added Value distributed to shareholders	**14,378,758**	**36.5**	**13,618,584**	**38.1**
Interest on shareholders´ equity	8,174,182	20.7	8,608,212	24.1
Retained earnings	5,978,031	15.2	4,810,443	13.5
Non-controlling interests in retained earnings	226,545	0.6	199,929	0.6

The accompanying Notes are an integral part of these Consolidated Financial Statements.

The accompanying Notes are an integral part of these Consolidated Financial Statements and are distributed as follows:

1) GENERAL INFORMATION

Banco Bradesco S.A. ("Bradesco", the "Bank", the "Company" or, together with its subsidiaries, the "Group" or the "Organization) is a private-sector publicly traded company and universal bank, its headquarters is located in Cidade de Deus, s/n, in the city of Osasco, State of São Paulo, Brazil. Bradesco, through its commercial, foreign exchange, consumer financing and housing loan portfolios, carries out all the types of banking activities for which it has authorization. Bradesco is involved in a number of other activities, either directly or indirectly, through its subsidiaries, specifically leases, investment banking, brokerage, consortium management, asset management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. All these activities are undertaken by the various companies in the Bradesco group (Organization), working together in an integrated manner in the market.

2) MATERIAL ACCOUNTING POLICIES

Bradesco's consolidated financial statements comprise the financial statements of Bradesco, its subsidiaries, branches abroad and the investment funds that it controls, as established by Technical Pronouncement CPC 36 (R3) – Consolidated Financial Statements.

For the preparation of these consolidated financial statements, the intercompany transactions, balances of equity accounts, revenues, expenses and unrealized profits were eliminated and net income and shareholders' equity attributable to the non-controlling interests were accounted for in a separate line. Goodwill on acquisitions of investments in associates and jointly controlled entities is presented in investments (Note 12) and goodwill on acquisitions of subsidiaries is presented in intangible assets (Note 14a).

Consolidated and selected explanatory notes were prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil (Bacen), that includes CMN Resolution No. 4,818/20, BCB Resolution No. 2/20, and the guidelines issued by Laws No. 4,595/64 (National Financial System Law) and No. 6,404/76 (Corporation Law), with the respective amendments introduced by Laws No. 11,638/07 and No. 11,941/09. The rules of the Securities Commission (CVM), the National Private Insurance Council (CNSP), the Superintendency of Private Insurance (Susep) and the National Supplementary Health Agency (ANS), were applied, where applicable, and when not in conflict with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Bacen. The financial statements of the lease companies included in the consolidated financial statements were prepared using the financial method, under which leased assets are not recognized and the lease receivables are recognized at present value in the Leases line item in the statement of financial position.

Pursuant to the option provided for in article 77 of CMN Resolution No. 4,966/22, these consolidated financial statements were prepared in addition to Bradesco's consolidated financial statements prepared in accordance with IFRS, which are being issued separately on the same date, accompanied by an independent auditors' report.

The consolidated financial statements present all relevant information for understanding the changes in the Organization's equity and financial situation, in its performance and in its cash flows occurred since the end of the most recent fiscal year, including, at least, the balance of each one of the groups and subgroups of accounts that are included in the most recent full financial statements.

Management declares that all relevant financial information required to be presented in these consolidated financial statements, is being disclosed, and corresponds to the information used by it in the management of the Organization.

The consolidated financial statements include estimates and assumptions, such as: the calculation of expected credit loss associated with credit risk; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity and non-financial assets; the calculation of technical provisions for insurance, pension plans and capitalization bonds; and the determination of the useful life of specific assets.

Certain figures included in these consolidated financial statements have been subject to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Bradesco's consolidated financial statements were approved by the Board of Directors on October 29, 2024.

a) Consolidation

Below are the principal directly and indirectly owned companies and investment funds included in the consolidated financial statements:

	Headquarters' location	Activity	Equity interest		Total participation of the Voting Capital	
			On September 30, 2024	On December 31, 2023	On September 30, 2024	On December 31, 2023
Financial Sector – Brazil						
Ágora Corretora de Títulos e Valores Mobiliários S.A.	São Paulo - Brazil	Brokerage	100.00%	100.00%	100.00%	100.00%
Banco Bradescard S.A.	São Paulo - Brazil	Cards	100.00%	100.00%	100.00%	100.00%
Banco Bradesco BBI S.A.	São Paulo - Brazil	Investment bank	100.00%	100.00%	100.00%	100.00%
Banco Bradesco BERJ S.A.	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Losango S.A. Banco Múltiplo	Rio de Janeiro - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	São Paulo - Brazil	Consortium management	100.00%	100.00%	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	São Paulo - Brazil	Leases	100.00%	100.00%	100.00%	100.00%
Bradesco-Kirton Corretora de Câmbio S.A.	São Paulo - Brazil	Exchange Broker	99.97%	99.97%	99.97%	99.97%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	São Paulo - Brazil	Brokerage	100.00%	100.00%	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM (1)	São Paulo - Brazil	Asset management	-	100.00%	-	100.00%
Kirton Bank S.A. Banco Múltiplo	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Digio S.A.	São Paulo - Brazil	Digital Bank	100.00%	100.00%	100.00%	100.00%
Tivio Capital Distribuidora de Títulos e Valores Mobiliários S.A.	São Paulo - Brazil	Asset management	51.00%	51.00%	51.00%	51.00%
Tempo Serviços Ltda.	Minas Gerais - Brazil	Services	100.00%	100.00%	100.00%	100.00%
Financial Sector – Overseas						
Banco Bradesco Europa S.A. (2)	Luxembourg - Luxembourg	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (2)	Georgetown - Cayman Islands	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco S.A. New York Branch (2)	New York - United States	Banking	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, Inc. (2)	New York - United States	Brokerage	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, UK. Limited (2)	London - United Kingdom	Brokerage	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, Hong Kong Limited (2)	Hong Kong - China	Brokerage	100.00%	100.00%	100.00%	100.00%
Cidade Capital Markets Ltd. (2) (3)	Georgetown - Cayman Islands	Banking	-	100.00%	-	100.00%
Bradescard México, sociedad de Responsabilidad Limitada (4)	Jalisco - Mexico	Cards	100.00%	100.00%	100.00%	100.00%
Bradesco Bank (5)	Florida - United States	Banking	100.00%	100.00%	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Sector - In Brazil						
Bradesco Auto/RE Companhia de Seguros	Rio de Janeiro - Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	São Paulo - Brazil	Capitalization bonds	100.00%	100.00%	100.00%	100.00%

	Headquarters' location	Activity	Equity interest		Total participation of the Voting Capital	
			On September 30, 2024	On December 31, 2023	On September 30, 2024	On December 31, 2023
Bradesco Saúde S.A.	Rio de Janeiro - Brazil	Insurance/health	100.00%	100.00%	100.00%	100.00%
Bradesco Seguros S.A.	São Paulo - Brazil	Insurance	99.96%	99.96%	99.96%	99.96%
Bradesco Vida e Previdência S.A.	São Paulo - Brazil	Pension plan/Insurance	100.00%	100.00%	100.00%	100.00%
Odontoprev S.A. (6)	São Paulo - Brazil	Dental care	52.89%	52.89%	52.89%	52.89%
Insurance – Overseas						
Bradesco Argentina de Seguros S.A. (2) (6)	Buenos Aires - Argentina	Insurance	99.98%	99.98%	99.98%	99.98%
Other Activities - Brazil						
Andorra Holdings S.A.	São Paulo - Brazil	*Holding*	100.00%	100.00%	100.00%	100.00%
Bradseg Participações S.A.	São Paulo - Brazil	*Holding*	100.00%	100.00%	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	São Paulo - Brazil	Insurance Brokerage	100.00%	100.00%	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	São Paulo - Brazil	Real estate	100.00%	100.00%	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros	São Paulo - Brazil	Credit acquisition	100.00%	100.00%	100.00%	100.00%
Nova Paiol Participações Ltda.	São Paulo - Brazil	*Holding*	100.00%	100.00%	100.00%	100.00%
Investment Funds (7)						
Bradesco FI RF Credito Privado Master	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco Priv Performance FICFI RF Cred Priv PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Cred Privado Master Premium	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC FI RF Cred. Priv. Premium PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Master II Previdência	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco Private PB FIC FI RF Cred. Priv.PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI Referenciado DI Master	São Paulo - Brazil	Investment Fund	99.37%	99.38%	99.37%	99.38%
Bradesco FI RF Máster III Previdência	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC FI RF Athenas PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC FI RF A PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%

(1) Company incorporated by Banco Bradesco S.A. on July 31, 2024;
(2) The functional currency of these companies abroad is the Brazilian Real;
(3) Company closed on September 30, 2024;
(4) The functional currency of this company is the Mexican Peso;
(5) The functional currency of this company is the US Dollar;
(6) Accounting information used with date lag of up to 60 days; and
(7) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated.

The consolidated financial statements follow, in all its relevant aspects, uniform principles, methods and criteria in relation to those adopted for the annual consolidated financial statements for the year ended December 31, 2023 and should be analyzed in conjunction with those annual consolidated financial statements, except those disclosed in note 3a.

3) NEW STANDARDS AND AMENDMENTS AND INTERPRETATIONS OF EXISTING STANDARDS

a) Standards, amendments and interpretations of standards adopted from January 1, 2024

SUSEP Circular No. 678 - amends SUSEP Circular No. 648, of November 12, 2021, and revokes the provision of SUSEP Circular No. 439, of June 27, 2012, which came into effect on January 1, 2024. Among the main changes introduced in the standard, are:

- Approval of CPC 48 – Financial Instruments, which according to Management's assessment will result in reclassifications of certain financial instruments from the Amortized Cost category to Fair Value through Other Comprehensive Income; and
- End of offsetting the surplus value of financial investments classified as held to maturity with the impact of the technical provision resulting from the liability adequacy test (TAP).

This standard was adopted by the entities of the Group subject to SUSEP's regulations. In these consolidated financial statements, these entities applied only those parts of this standard that are not in conflict with the accounting practices adopted in Brazil applicable to institutions authorized to operate by Bacen.

b) Standards, amendments and interpretations of standards applicable in future periods

CMN Resolution No. 4,975, applicable from January 1, 2025 - Provides for the accounting criteria applicable to leasing operations by financial institutions and other institutions authorized to operate by the Central Bank of Brazil. The main changes in relation to the previous rules for lessees are: (i) there is no longer the classification into operating and financial leasing; and (ii) all leases as lessee must be recognized as a right-of-use asset against a lease liability, and interest expenses on the lease liability and depreciation expense of the right-of-use asset are recognized separately. There are optional exemptions for short-term leases and leases on low-value items. On August 24, 2023, the Central Bank of Brazil issued CMN Resolution No. 5,101, which provides the application of CMN Resolution No. 4,975 to contracts signed up to the date of entry into force of the Resolution (January 1, 2025), in which the institutions appear as a lessee.

Lessor accounting remains similar to the current standard, classifying leases as finance or operating leases. CPC 06 (R2) will be applicable from January 1, 2025, in accordance with CMN Resolution No. 4,975/21, and the possible impacts arising from the adoption are being evaluated and will be concluded by the date of entry into force of the standard.

CMN Resolution No. 4,966, applicable from January 1, 2025 - Provides for the concepts and accounting criteria applicable to financial instruments, as well as the

designation and recognition of hedge operations; replaces, among other rules, the Resolution No. 2,682, Resolution No. 3,533, Circular No. 3,068 and Circular No. 3,082.

The new standard establishes that all financial assets must be initially classified according to the business model and measured according to the characteristics of the contractual cash flows of the evaluated instrument, in one of three categories: amortized cost, fair value in other comprehensive income and fair value in profit or loss.

With regard to the initial measurement, the standard establishes that financial assets and liabilities must be measured at fair value, plus or minus transaction costs. In subsequent measurements, the instruments will be measured at fair value or at amortized cost, according to their initial classification. For financial instruments classified as amortized cost or fair value in other comprehensive income, income and charges will be appropriated to income using the effective interest method.

With regard to the provision for credit losses, CMN Resolution No. 4,966 establishes criteria applicable to all financial assets and to financial guarantees given and credit limits. The classification of losses is divided into three (3) stages and must be applied from the initial recognition of the financial instruments. Financial assets will migrate from stage to stage as their credit risk increases or decreases.

In relation to the accounting of hedging instruments, the evaluation of the effectiveness of hedging operations becomes prospective according to the Risk Management Strategy.

In 2023, CMN Resolution No. 5,100 and BCB Resolution No. 352 were issued, complementary standards to CMN Resolution No. 4,966, which clarified/inserted some accounting concepts and criteria without significant changes in implementation, except for the application of Chapter V, which deals with Accounting of Hedge, whose validity was postponed to January 1, 2027. In 2024, Bacen issued CMN Resolution No. 5,146 and BCB Resolution No. 397, complementary standards to CMN Resolution No. 4,966, which clarified/inserted some accounting concepts and criteria without significant changes in implementation.

Bradesco has prepared a formal plan, approved internally in its governance, with the necessary and detailed actions for the adoption of the new rules as of January 1, 2025. The Implementation Plan was structured with the objective of evaluating regulatory and process impacts, defining aspects of governance, identifying systemic aspects and disseminating concepts through employee training.

The Bank has been evaluating the application of the new rules and the possible impacts resulting from the adoption are being evaluated and will be concluded until the date of entry into force of the rule.

4) USE OF SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The significant accounting estimates and judgments used in the preparation of these consolidated financial statements are consistent with those adopted for the annual consolidated financial statements for the year ended December 31, 2023.

5) CASH AND CASH EQUIVALENTS

		R$ thousands
	On September 30, 2024	On December 31, 2023
Cash and due from banks in domestic currency	13,283,192	14,765,830
Cash and due from banks in foreign currency	4,097,720	2,566,314
Total cash and due from banks	**17,380,912**	**17,332,144**
Discretionary deposits at the Central Bank	17,199,999	24,205,291
Interbank investments (1)	178,288,495	145,253,145
Total cash and cash equivalents	**212,869,406**	**186,790,580**

(1) Mature 90 days or less from the date they were invested and with insignificant risk of change in fair value.

6) INTERBANK INVESTMENTS

a) Breakdown and maturity

						R$ thousands
	On September 30, 2024					On December 31, 2023
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total	
Securities purchased under agreements to resell:						
Own portfolio position	**44,781,346**	**1,359,570**	**-**	**-**	**46,140,916**	**25,580,606**
• Financial treasury bills	13,457,799	213,347	-	-	13,671,146	9,096,039
• National treasury notes	14,793,231	417,507	-	-	15,210,738	11,061,566
• National treasury bills	15,568,967	473,777	-	-	16,042,744	4,334,250
• Other	961,349	254,939	-	-	1,216,288	1,088,751
Funded position	**131,732,225**	**393,496**	**-**	**-**	**132,125,721**	**127,843,191**
• Financial treasury bills	45,118,269	-	-	-	45,118,269	32,175,574
• National treasury notes	42,842,776	393,496	-	-	43,236,272	24,705,744
• National treasury bills	43,771,180	-	-	-	43,771,180	70,961,873
Unrestricted position	**6,096,547**	**5,672,625**	**-**	**-**	**11,769,172**	**33,175,552**
• National treasury bills	6,096,547	5,672,625	-	-	11,769,172	33,175,552
Subtotal	**182,610,118**	**7,425,691**	**-**	**-**	**190,035,809**	**186,599,349**
Interest-earning deposits in other banks:						
• Interest-earning deposits in other banks:	5,170,622	7,935,616	2,026,165	3,969,627	19,102,030	18,504,300
• Allowance for losses	(242)	(571)	(459)	(35,446)	(36,718)	(990)
Subtotal	**5,170,380**	**7,935,045**	**2,025,706**	**3,934,181**	**19,065,312**	**18,503,310**
On September 30, 2024	**187,780,498**	**15,360,736**	**2,025,706**	**3,934,181**	**209,101,121**	
%	**89.8**	**7.3**	**1.0**	**1.9**	**100.0**	
On December 31, 2023	**167,593,734**	**29,616,018**	**6,202,321**	**1,690,586**		**205,102,659**
%	**81.8**	**14.4**	**3.0**	**0.8**		**100.0**

b) Income from interbank investments

These amounts are presented in the income statement as a component of revenue from financial intermediation – Net gain or (loss) with Securities and interbank investments.

		R$ thousands
	Nine-month period ended September 30	
	2024	2023
Income from investments in purchase and sale commitments:		
· Own portfolio position	3,214,437	3,640,433
· Funded position	12,224,731	12,712,878
· Unrestricted position	2,648,731	2,227,740
Subtotal	**18,087,899**	**18,581,051**
Income from interest-earning deposits in other banks/Others	**2,965,436**	**2,720,963**
Total (Note 9f III)	**21,053,335**	**21,302,014**

7) COMPULSORY AND OTHER DEPOSITS WITH THE BRAZILIAN CENTRAL BANK

a) Reserve requirement and other deposits

			R$ thousands
	Remuneration	On September 30, 2024	On December 31, 2023
Compulsory deposit – demand deposits	not remunerated	12,250,999	12,318,759
Compulsory deposit – savings deposits	savings index	25,611,723	25,391,346
Compulsory deposit – time deposits	Selic rate	68,656,889	71,806,431
Discretionary deposits at the Central Bank	Selic rate	17,199,999	24,205,291
Total		**123,719,610**	**133,721,827**

b) Revenue from compulsory deposits with the Brazilian Central Bank

		R$ thousands
	Nine-month period ended September 30	
	2024	2023
Reserve requirement – Bacen (Compulsory deposit)	6,617,508	7,501,374
Reserve requirement – SFH (1)	6,530	12,190
Total	**6,624,038**	**7,513,564**

(1) Deposits requirement to SFH (Housing Finance System) are recorded under the caption "Other assets".

8) SECURITIES

a) Classification by categories, terms and business activities

I) Trading securities

R$ thousands

Securities	On September 30, 2024							On December 31, 2023	
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
- Financial	**9,590,763**	**5,881,439**	**12,138,336**	**34,053,501**	**61,664,039**	**62,622,189**	**(958,150)**	**104,158,364**	**451,381**
Financial treasury bills	-	1,289,671	2,549,485	5,342,761	9,181,917	9,180,474	1,443	11,998,244	1,826
National treasury notes	-	2,651,737	1,737,051	21,313,765	25,702,553	26,117,466	(414,913)	33,774,261	188,714
Debentures	434	341	60,149	1,222,535	1,283,459	1,358,563	(75,104)	1,094,767	(35,860)
National treasury bills	1,270,000	1,188,006	7,525,211	3,312,730	13,295,947	13,354,561	(58,614)	45,150,161	39,584
Other	8,320,329	751,684	266,440	2,861,710	12,200,163	12,611,125	(410,962)	12,140,931	257,117
- Insurance Group	**14,595,129**	**6,584,607**	**24,164,792**	**233,256,613**	**278,601,141**	**278,579,267**	**21,874**	**262,488,971**	**1,233,871**
• Insurance and Capitalization bonds	**2,961,137**	**1,141,178**	**8,801,326**	**7,992,203**	**20,895,844**	**20,904,965**	**(9,121)**	**15,664,650**	**(9,749)**
- Financial treasury bills	-	1,015,162	8,800,591	7,738,090	17,553,843	17,548,007	5,836	12,441,035	3,076
- Financial bills	273	126,016	273	8,053	134,615	135,067	(452)	136,996	(1,921)
- Other	2,960,864	-	462	246,060	3,207,386	3,221,891	(14,505)	3,086,619	(10,904)
• Pension plans	**11,633,992**	**5,443,429**	**15,363,466**	**225,264,410**	**257,705,297**	**257,674,302**	**30,995**	**246,824,321**	**1,243,620**
- Financial treasury bills	-	1,161,832	7,291,685	157,744,054	166,197,571	165,915,028	282,543	135,730,967	222,199
- National treasury notes	32,207	44,434	848,341	17,720,007	18,644,989	19,107,660	(462,671)	25,593,009	310,698
- National treasury bills	-	34,093	118,316	10,742,786	10,895,195	11,257,014	(361,819)	17,860,069	445,415
- Financial bills	2,790,876	3,759,803	6,678,973	17,214,743	30,444,395	30,082,065	362,330	34,120,095	128,985
- Debentures	4,342	210,731	125,664	21,425,951	21,766,688	21,558,978	207,710	17,522,495	134,488
- Other	8,806,567	232,536	300,487	416,869	9,756,459	9,753,557	2,902	15,997,686	1,835
- Other activities	**299,016**	**-**	**-**	**3,451**	**302,467**	**302,461**	**6**	**3,193**	**6**
Other	299,016	-	-	3,451	302,467	302,461	6	3,193	6
Total	**24,484,908**	**12,466,046**	**36,303,128**	**267,313,565**	**340,567,647**	**341,503,917**	**(936,270)**	**366,650,528**	**1,685,258**

II) Available-for-sale securities

Securities (2)									R$ thousands
	On September 30, 2024							On December 31, 2023	
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
- Financial	**13,032,419**	**37,409,409**	**38,328,041**	**189,073,972**	**277,843,841**	**279,345,768**	**(1,501,927)**	**259,396,081**	**1,764,893**
National treasury bills	404,838	170,464	11,685,860	30,101,360	42,362,522	43,142,214	(779,692)	27,245,164	705,540
Debentures	504,583	3,846,558	4,162,281	52,685,329	61,198,751	60,595,512	603,239	72,019,509	333,752
National treasury notes	-	18,825,137	7,598,793	42,794,325	69,218,255	71,557,132	(2,338,877)	62,471,947	290,207
Stocks	5,008,346	-	-	-	5,008,346	5,013,278	(4,932)	5,534,634	(20,410)
Foreign government bonds	996,840	6,226,045	2,701,916	466,544	10,391,345	10,397,684	(6,339)	10,394,439	(11,389)
Promissory notes	680,738	2,028,201	3,309,792	12,166,628	18,185,359	17,766,336	419,023	15,534,951	222,112
Financial treasury bills	-	810,321	659,866	23,917,599	25,387,786	25,342,353	45,433	29,447,298	68,278
Rural product notes	554,362	4,399,101	5,826,977	20,163,370	30,943,810	30,434,326	509,484	26,155,965	315,818
Other	4,882,712	1,103,582	2,382,556	6,778,817	15,147,667	15,096,933	50,734	10,592,174	(139,015)
- Insurance Group	**5,106,041**	**3,917,873**	**449,856**	**30,364,838**	**39,838,608**	**44,304,449**	**(4,465,841)**	**32,275,162**	**(2,965,810)**
• Insurance and Capitalization bonds	**2,906,760**	**3,613,482**	**-**	**10,975,070**	**17,495,312**	**20,891,623**	**(3,396,311)**	**18,361,839**	**(2,316,057)**
- National treasury notes	-	2,206,434	-	10,724,792	12,931,226	14,555,905	(1,624,679)	12,195,756	(1,024,764)
- Stocks	2,905,092	-	-	-	2,905,092	4,668,455	(1,763,363)	3,141,705	(1,278,466)
- National treasury bills	-	1,176,714	-	25,411	1,202,125	1,206,629	(4,504)	1,586,701	(7,376)
- Other	1,668	230,334	-	224,867	456,869	460,634	(3,765)	1,437,677	(5,451)
• Pension plans	**2,199,281**	**304,391**	**449,856**	**19,389,768**	**22,343,296**	**23,412,826**	**(1,069,530)**	**13,913,323**	**(649,753)**
- National treasury notes	-	238,530	443,384	18,851,258	19,533,172	20,807,882	(1,274,710)	10,776,604	(983,761)
- Stocks	2,199,281	-	-	-	2,199,281	2,010,662	188,619	2,351,086	326,600
- Debentures	-	-	-	538,510	538,510	521,963	16,547	643,958	7,896
- Other	-	65,861	6,472	-	72,333	72,319	14	141,675	(488)
- Other activities	**333**	**-**	**-**	**-**	**333**	**170**	**163**	**6,808**	**278**
Other	333	-	-	-	333	170	163	6,808	278
Subtotal	18,138,793	41,327,282	38,777,897	219,438,810	317,682,782	323,650,387	(5,967,605)	291,678,051	(1,200,639)
Accounting Hedge (Note 9f II) (1)	-	-	-	-	-	-	(1,131,284)	-	(1,343,437)
Securities reclassified to "Held-to-maturity securities"	-	-	-	-	-	-	(1,238,694)	-	(1,893,681)
Total	18,138,793	41,327,282	38,777,897	219,438,810	317,682,782	323,650,387	(8,337,583)	291,678,051	(4,437,757)

III)Held-to-maturity securities

Securities (2)									R$ thousands
	On September 30, 2024							On December 31, 2023	
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Amortized cost (3)	Fair value (4)	Gain (loss) not accounted for	Amortized cost (3)	Gain (loss) not accounted for
- Financial	**-**	**25,503,778**	**5,557,530**	**9,766,079**	**40,827,387**	**40,364,704**	**(462,683)**	**41,116,160**	**(393,307)**
National treasury bills	-	11,226,337	4,057,888	428,972	15,713,197	15,711,690	(1,507)	15,069,533	201,656
Certificates of real estate receivables	-	-	-	3,664,154	3,664,154	3,541,379	(122,775)	4,587,496	(93,457)
National treasury notes	-	13,149,838	-	2,583,771	15,733,609	15,309,561	(424,048)	16,414,494	(556,139)
Other	-	1,127,603	1,499,642	3,089,182	5,716,427	5,802,074	85,647	5,044,637	54,633
- Insurance Group	**-**	**-**	**134,569**	**49,320,418**	**49,454,987**	**46,638,191**	**(2,816,796)**	**57,639,957**	**2,363,582**
• Insurance and Capitalization bonds	**-**	**-**	**134,569**	**10,907,058**	**11,041,627**	**9,628,279**	**(1,413,348)**	**10,782,836**	**(233,007)**
- National treasury notes	-	-	134,569	10,907,058	11,041,627	9,628,279	(1,413,348)	10,782,836	(233,007)
• Pension plans	**-**	**-**	**-**	**38,413,360**	**38,413,360**	**37,009,912**	**(1,403,448)**	**46,857,121**	**2,596,589**
- National treasury notes	-	-	-	38,413,360	38,413,360	37,009,912	(1,403,448)	46,857,121	2,596,589
Total	**-**	**25,503,778**	**5,692,099**	**59,086,497**	**90,282,374**	**87,002,895**	**(3,279,479)**	**98,756,117**	**1,970,275**

b) Composition of the securities portfolio by type and maturity

R$ thousands

Securities	On September 30, 2024					On December 31, 2023 (3) (4)
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total (3) (4)	
Own securities	**40,458,267**	**42,463,512**	**49,522,975**	**430,278,845**	**562,723,599**	**601,741,287**
Fixed income securities	21,614,608	42,463,512	49,522,975	430,278,845	543,879,940	580,652,695
Equity securities	18,843,659	-	-	-	18,843,659	21,088,592
Restricted securities	**2,165,434**	**36,833,594**	**30,110,902**	**111,591,319**	**180,701,249**	**147,754,706**
- Subject to repurchase agreements	326,031	29,451,167	21,069,170	79,213,113	130,059,481	103,254,988
Given in guarantee to the Brazilian Central Bank	-	-	-	768,810	768,810	-
- Privatization rights	-	-	-	11,796	11,796	15,489
- Given in guarantee	1,839,403	7,382,427	9,041,732	31,597,600	49,861,162	44,484,229
Securities sold under repurchase agreements - unrestricted	-	-	**1,139,247**	**3,968,708**	**5,107,955**	**7,588,703**
Total	**42,623,701**	**79,297,106**	**80,773,124**	**545,838,872**	**748,532,803**	**757,084,696**
%	**5.7**	**10.6**	**10.8**	**72.9**	**100.0**	**100.0**

(1) Related to derivative financial instruments classified as accounting hedges of available-for-sale securities;

(2) In compliance with the provisions of article 8 of Bacen Circular No. 3,068/01, Bradesco declares that it has the financial capacity and intention to hold securities classified in the held-to-maturity category until maturity. In January 2024, with the adoption of SUSEP Circular No. 678, Management decided to reclassify Securities classified as Held to Maturity to the Available for Sale category, in the amount of R$7,979,100 thousand. This reclassification was due to the alignment of the asset strategy in relation to the technical provisions for Insurance and Pensions. In the year ended December 31, 2023, there were no sales or reclassifications of securities classified in the Held to Maturity category;

(3) The number of days to maturity was based on the contractual maturity of the instruments, regardless of their accounting classification; and

(4) The fair value of securities is determined based on the market price quotation available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models or price quotations for instruments with similar characteristics. In the case of investments in investment funds, the updated cost reflects the market value of the respective shares.

c) Impairment of Securities

For the nine-month period ended September 30, 2024, there was an impairment on financial assets in the amount of R$1,207,298 thousand, net of constitution/(reversal) and which includes the result determined in the sale or transfer of financial assets, classified in the categories "Available for Sale" and "Held-to-Maturity" (2023 – R$796,145 thousand).

9) DERIVATIVE FINANCIAL INSTRUMENTS

Bradesco carries out transactions involving derivative financial instruments, which are recognized in the statement of financial position, to meet its own needs in managing its global exposure, as well as to meet its customers' requests, in order to manage their exposure. These operations involve a range of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco's risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Derivative financial instruments are recognized in the consolidated financial statements at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Market-derived information is used in the determination of the fair value of derivative financial instruments. The fair value of swaps is determined using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from B3 (the Brazilian securities, commodities and futures exchange), and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded on an exchange or using methodologies similar to those outlined for swaps. The fair values of credit derivative instruments are determined based on market price quotation or prices received from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of the underlying assets. Current market prices are used to calculate volatility. To estimate the fair value of the over-the-counter (OTC) financial derivative instruments, the credit quality of each counterparty is also taken into account, based on an expected loss for each derivative portfolio (Credit valuation adjustment).

The derivative financial instruments held by Bradesco in Brazil primarily consist of swaps and futures and are registered with B3.

Foreign derivative financial instruments refer to swaps, forwards, options, credit and futures operations and primarily traded at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

Macro strategies are defined for the Trading (proprietary) and Banking portfolios. Trading Portfolio transactions, including derivatives, seek gains from directional movements in prices and/or rates, arbitrage, hedge and market-maker strategies that may be fully or partially settled before the originally stipulated maturity date. The Banking Portfolio focuses on commercial transactions and their hedges.

Portfolio risk is controlled using information consolidated by risk factor; effective portfolio risk management requires joint use of derivatives with other instruments, including stocks and bonds.

a) Amount of derivative financial instruments recognized by index

R$ thousands

	On September 30, 2024					On December 31, 2023				
	Notional value	Net notional value (3)	Amortized cost	Fair Value Adjustment	Fair value	Notional value	Net notional value (3)	Amortized cost	Fair Value Adjustment	Fair value
Futures contracts										
Purchase commitments:	**130,517,570**		**-**	**-**	**-**	**164,372,715**		**-**	**-**	**-**
- Interbank market	93,228,766	-	-	-	-	132,161,908	-	-	-	-
- Foreign currency	18,380,558	-	-	-	-	14,481,278	-	-	-	-
- Other	18,908,246	8,568,746	-	-	-	17,729,529	10,106,786	-	-	-
Sale commitments:	**138,600,091**		**-**	**-**	**-**	**220,715,317**		**-**	**-**	**-**
- Interbank market (1)	94,254,064	1,025,298	-	-	-	163,879,990	31,718,082	-	-	-
- Foreign currency (2)	34,006,527	15,625,969	-	-	-	49,212,584	34,731,306	-	-	-
- Other	10,339,500	-	-	-	-	7,622,743	-	-	-	-
Option contracts										
Purchase commitments:	**1,138,935,405**		**1,044,676**	**85,770**	**1,130,446**	**1,030,322,549**		**3,175,395**	**257,087**	**3,432,482**
- Interbank market	820,620,405	7,319,110	144,554	-	144,554	928,351,318	9,300,669	2,354,374	-	2,354,374
- Foreign currency	38,414,764	32,221,426	60,129	(32,054)	28,075	4,580,443	6,539	77,305	20,244	97,549
- Other	279,900,236	-	839,993	117,824	957,817	97,390,788	-	743,716	236,843	980,559
Sale commitments:	**1,101,810,700**		**(1,736,761)**	**298,647**	**(1,438,114)**	**1,022,551,043**		**(2,071,414)**	**(165,205)**	**(2,236,619)**
- Interbank market	813,301,295	-	(199,041)	-	(199,041)	919,050,649	-	(719,366)	-	(719,366)
- Foreign currency	6,193,338	-	(157,314)	23,157	(134,157)	4,573,904	-	(68,382)	47,472	(20,910)
- Other	282,316,067	2,415,831	(1,380,406)	275,490	(1,104,916)	98,926,490	1,535,702	(1,283,666)	(212,677)	(1,496,343)
Forward contracts										
Purchase commitments:	**52,467,741**		**395,452**	**(4,291)**	**391,161**	**34,113,304**		**(855,134)**	**(3,953)**	**(859,087)**
- Foreign currency	49,287,983	8,972,848	107,204	-	107,204	33,043,985	8,345,257	(849,505)	(551)	(850,056)
- Other	3,179,758	-	288,248	(4,291)	283,957	1,069,319	-	(5,629)	(3,402)	(9,031)
Sale commitments:	**44,393,829**		**76,824**	**(15,203)**	**61,621**	**28,256,407**		**772,080**	**(8,496)**	**763,584**
- Foreign currency (2)	40,315,135	-	(128,616)	-	(128,616)	24,698,728	-	449,969	-	449,969
- Other	4,078,694	898,936	205,440	(15,203)	190,237	3,557,679	2,488,360	322,111	(8,496)	313,615
Swap contracts										
Assets (long position):	**1,056,655,903**		**5,072,827**	**2,344,958**	**7,417,785**	**786,364,992**		**6,973,332**	**828,588**	**7,801,920**
- Interbank market	62,426,858	-	707,891	2,075,266	2,783,157	45,590,283	13,012,809	1,799,507	1,093,110	2,892,617
- Fixed rate	818,109,925	519,829,376	761,113	(203,155)	557,958	541,219,843	102,880,024	1,389,077	(5,992)	1,383,085
- Foreign currency	163,776,789	-	2,843,218	56,030	2,899,248	194,344,754	-	2,960,898	(345,557)	2,615,341
- IGPM (General Index of market pricing)	48,780	-	38,530	535	39,065	87,639	-	74,582	3,334	77,916
- Other	12,293,551	4,704,265	722,075	416,282	1,138,357	5,122,473	-	749,268	83,693	832,961

										R$ thousands
	On September 30, 2024					On December 31, 2023				
	Notional value	Net notional value (3)	Amortized cost	Fair Value Adjustment	Fair value	Notional value	Net notional value (3)	Amortized cost	Fair Value Adjustment	Fair value
Liabilities (short position):	**779,123,819**		**(7,506,891)**	**(374,380)**	**(7,881,271)**	**783,299,290**		**(8,124,013)**	**(907,138)**	**(9,031,151)**
- Interbank market	223,665,884	161,239,026	(1,699,350)	(299,076)	(1,998,426)	32,577,474	-	(1,721,999)	(1,190,305)	(2,912,304)
- Fixed rate	298,280,549	-	(631,743)	(110,843)	(742,586)	438,339,819	-	(1,734,296)	(614,622)	(2,348,918)
- Foreign currency	249,475,100	85,698,311	(4,414,967)	578	(4,414,389)	284,842,617	90,497,863	(2,985,854)	(109,307)	(3,095,161)
- IGPM (General Index of market pricing)	113,000	64,220	(153,352)	(2,842)	(156,194)	190,560	102,921	(238,476)	(13,896)	(252,372)
- Other	7,589,286	-	(607,479)	37,803	(569,676)	27,348,820	22,226,347	(1,443,388)	1,020,992	(422,396)
Total	**4,442,505,058**		**(2,653,873)**	**2,335,501**	**(318,372)**	**4,069,995,617**		**(129,754)**	**883**	**(128,871)**

Derivatives include operations maturing in D+1 (day following the reporting date).

(1) Includes: (i) accounting cash flow hedges to protect DI-indexed (interbank interest rate) funding totaling R$58,748,442 thousand (R$102,934,940 thousand on December 31, 2023); and (ii) accounting cash flow hedges to protect DI-indexed investments totaling R$21,737,802 thousand (R$44,821,117 thousand on December 31, 2023) (Note 9f II);

(2) Includes specific hedges to protect assets and liabilities, arising from foreign investments. Investments abroad totaling R$36,334,589 thousand (R$31,320,736 thousand on December 31, 2023); and

(3) Represents the net position between the Asset and Liability totals.

b) Breakdown of derivative financial instruments (assets and liabilities) shown at amortized cost, fair value and by maturity

R$ thousands

	On September 30, 2024							On December 31, 2023
	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Fair value	Amortized cost	Fair value adjustment	Fair value
Swaps	543,490	605,186	254,771	6,014,338	7,417,785	5,072,827	2,344,958	7,801,920
Forward purchases	392,817	535,527	560,985	2,138,299	3,627,628	3,631,829	(4,201)	295,670
Forward sales (1)	713,274	49,627	1,599,295	1,586,132	3,948,328	3,963,873	(15,545)	3,883,277
Premiums on exercisable options	813,534	125,159	155,376	36,377	1,130,446	1,044,676	85,770	3,432,482
Total assets (A)	**2,463,115**	**1,315,499**	**2,570,427**	**9,775,146**	**16,124,187**	**13,713,205**	**2,410,982**	**15,413,349**
Swaps	(471,487)	(1,165,072)	(668,950)	(5,575,762)	(7,881,271)	(7,506,891)	(374,380)	(9,031,151)
Forward purchases	(401,560)	(369,457)	(597,310)	(1,868,140)	(3,236,467)	(3,236,377)	(90)	(1,154,757)
Forward sales	(427,413)	(74,423)	(1,662,723)	(1,722,148)	(3,886,707)	(3,887,049)	342	(3,119,693)
Premiums on written options	(546,836)	(149,523)	(218,230)	(523,525)	(1,438,114)	(1,736,761)	298,647	(2,236,619)
Total liabilities (B)	**(1,847,296)**	**(1,758,475)**	**(3,147,213)**	**(9,689,575)**	**(16,442,559)**	**(16,367,078)**	**(75,481)**	**(15,542,220)**
Net position (A-B)	**615,819**	**(442,976)**	**(576,786)**	**85,571**	**(318,372)**	**(2,653,873)**	**2,335,501**	**(128,871)**

(1) Includes receivable adjustments relating to hedge of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

c) Futures, options, forward and swap contracts – Nominal Value

R$ thousands

	On September 30, 2024					On December 31, 2023
	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total	
Futures contracts (1)	44,217,361	99,656,978	33,368,247	91,875,075	269,117,661	385,088,032
Option contracts	1,091,860,335	875,729,726	264,959,276	8,196,768	2,240,746,105	2,052,873,592
Forward contracts (1)	55,730,100	13,029,925	14,752,013	13,349,532	96,861,570	62,369,711
Swap contracts	259,570,006	121,660,757	556,509,769	898,039,190	1,835,779,722	1,569,664,282
Total on September 30, 2024	**1,451,377,802**	**1,110,077,386**	**869,589,305**	**1,011,460,565**	**4,442,505,058**	
Total on December 31, 2023	**1,580,252,640**	**328,136,848**	**822,724,031**	**1,338,882,098**		**4,069,995,617**

(1) Includes contracts relating to hedges for the protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

d) Types of margin offered in guarantee of derivative financial instruments

	R$ thousands	
	On September 30, 2024	On December 31, 2023
Government securities		
National treasury notes	3,263,646	5,079,555
Financial treasury bills	1,942,129	3,033,028
National treasury bills	791,038	154,674
Total	**5,996,813**	**8,267,257**

e) Gains and losses, net

	R$ thousands	
	Nine-month period ended September 30	
	2024	2023
Swap contracts	2,182,386	3,836,457
Forward contracts (1)	913,801	(4,482,973)
Option contracts	(681,648)	73,494
Futures contracts (1)	(2,549,375)	2,604,976
Foreign exchange variation of assets and liabilities overseas	732,013	(248,072)
Total (Note 9f III)	**597,177**	**1,783,882**

(1) Includes the gain (loss) and the respective adjustment to the market capitalization of the hedge for protection of the assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments.

f) Nominal values of derivative financial instruments, by trading location and counterparty

	R$ thousands	
	On September 30, 2024	On December 31, 2023
B3 (stock exchange)	2,479,400,344	2,413,235,224
B3 (over-the-counter)	**247,900,261**	**215,663,967**
- Financial Institutions	19,584,121	38,172,522
- Companies	228,068,240	177,426,746
- Individuals	247,900	64,699
Overseas (stock exchange) (1)	16,789,065	9,870,017
Overseas (over-the-counter) (1)	1,698,415,388	1,431,226,409
Total	**4,442,505,058**	**4,069,995,617**

(1) Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

I) Credit Default Swaps (CDS)

In general, these represent bilateral agreements in which one of the parties purchases protection against the credit risk of a certain financial instrument (the risk is transferred). The selling counterparty receives remuneration that is usually paid linearly over the term of the agreement.

In the case of a default, the purchasing counterparty will receive a payment to offset the loss incurred on the financial instrument. In this case, the selling counterparty usually receives the underlying asset of the agreement in exchange for the payment.

	R$ thousands	
	On September 30, 2024	On December 31, 2023
Risk received in credit swaps - Notional	**2,462,650**	**2,044,989**
- Debt securities issued by companies	751,429	637,962
- Brazilian government bonds	1,037,291	808,158
- Foreign government bonds	673,930	598,869
Risk transferred in credit swaps - Notional	**(1,585,397)**	**(1,297,468)**
- Companies bonds	(136,203)	-
- Brazilian government bonds	(784,526)	(706,830)
- Foreign government bonds	(664,668)	(590,639)
Total net credit risk value	**877,253**	**747,521**

The contracts related to credit derivatives transactions described above are due in 2029. There were no credit events, as defined in the agreements, during the period.

II) Hedge Accounting

On September 30, 2024, Bradesco maintained hedges consisting of:

Cash Flow Hedge - the financial instruments classified in this category, aims to reduce exposure to future changes in interest and foreign exchange rates, which impact the net income of the Organization. The effective portion of the changes in fair value of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to the income statement in two situations: (i) in case of ineffectiveness of the hedge; or (ii) when the hedged item is settled. The ineffective portion of the respective hedge is recognized directly in the income statement.

				R$ thousands
Strategy	Hedge instrument nominal value	Hedge object carrying amount	Accumulated fair value adjustments in shareholders's equity (gross of tax effects)	Accumulated fair value adjustments in shareholders's equity (net of tax effects)
Hedge of interest receipts from investments in securities (1)	21,737,802	22,165,391	(50,369)	(27,703)
Hedge of interest payments on funding (1)	58,748,442	59,585,706	(124,753)	(68,845)
Total on September 30, 2024 (2)	**80,486,244**	**81,751,097**	**(175,122)**	**(96,548)**
Hedge of interest receipts from investments in securities (1)	44,821,117	45,285,081	138,891	76,390
Hedge of interest payments on funding (1)	102,934,940	103,287,896	(779,599)	(428,779)
Total on December 31, 2023 (2)	**147,756,057**	**148,572,977**	**(640,709)**	**(352,389)**

(1) Referenced to the DI interest rate risk, using DI Futures contracts in B3, swaps and FED funds, with maturity dates until 2027, making the cash flow fixed; and
(2) The effectiveness of the hedge portfolio is in accordance with Bacen Circular No. 3,082/02.

In accordance with Bacen Circular No. 3082/02, for the next 12 months, the gains/(losses) related to the cash flow hedge, which the Organization expects to recognize in the income statement, amount to R$(213,505) thousand.

There were no gains/(losses) related to the cash flow accounting hedge, recorded in the income statement during the nine-month period ended September 30, 2024 and 2023.

Fair value hedge – financial instruments classified in this category are intended to offset risks arising from exposure to changes in the fair value of the hedged item. The hedged items are securities classified as Available for Sale. Increases or decreases in fair value that are effectively hedged are recognized in the income

statement. Increases or decreases in fair value will be recognized directly in equity only: (i) in case of hedge ineffectiveness; or (ii) when the hedged item is settled.

Strategy	R$ thousands			
	Fair value of hedge instruments	Hedge object carrying amount	Fair value adjustment recorded in income (gross of tax effects)	Fair value adjustment recorded in income (net of tax effects)
Debenture hedge (1)	472,753	482,556	17,314	9,523
Total on September 30, 2024	**472,753**	**482,556**	**17,314**	**9,523**

(1) Referring to the risk of Debentures, using Swap contracts, with maturity dates up to 2034. The effectiveness verified in the hedge portfolio is in accordance with the provisions of Bacen Circular No. 3,082/02. There were no strategies in this operation as of December 31, 2023.

In accordance with Bacen Circular No. 3082/02, for the next 12 months, the gains/(losses) related to the fair value hedge, which the Organization expects to recognize in equity accounts, amounts to R$64 thousand.

There were no gains/(losses) related to the fair value accounting hedge, recorded in equity accounts, in the period ended September 30, 2024 and 2023.

Hedge of investments abroad - the financial instruments classified in this category, have the objective of reducing the exposure to foreign exchange variation of investments abroad, whose functional currency is different from the Brazilian real, which impacts the net income of the Organization. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to the income statement in two situations: (i) hedge ineffectiveness; or (ii) in the disposal or partial sale of the foreign operation.

Strategy	R$ thousands			
	Hedge instrument nominal value	Hedge object carrying amount	Accumulated fair value adjustments in shareholders's equity (gross of tax effects)	Accumulated fair value adjustments in shareholders's equity (net of tax effects)
Hedge of exchange variation on future cash flows (1)	4,969,015	4,644,456	(956,162)	(501,435)
Total on September 30, 2024	**4,969,015**	**4,644,456**	**(956,162)**	**(501,435)**
Hedge of exchange variation on future cash flows (1)	4,477,297	4,149,708	(702,728)	(368,528)
Total on December 31, 2023	**4,477,297**	**4,149,708**	**(702,728)**	**(368,528)**

(1) Refers to foreign operations whose functional currency is different from the Brazilian real hedged using forwards and futures contracts, with the object of hedging the foreign investment referenced to MXN (Mexican Peso) and USD (United States Dollar). The effectiveness of the hedge portfolio is in accordance with Bacen Circular No. 3,082/02.

In accordance with Bacen Circular No. 3082/02, for the next 12 months, the gains/(losses) related to the hedge of investments abroad, which the Organization expects to recognize in the income statement, amounts to R$(2,450) thousand.

The gains/(losses) related to the hedge of investments abroad, recorded in income accounts, during the nine-month period ended September 30, 2024 was R$(5,717) thousand (R$1,345 thousand on September 30, 2023).

III) Revenue from financial intermediation from securities and interbank investments, insurance, pension plans and capitalization bonds, and derivative financial instruments

	R$ thousands	
	Nine-month period ended September 30	
	2024	2023
Income from securities (1)	26,531,824	33,782,198
Income from interbank investments (Note 6b)	21,053,335	21,302,014
Net gain or (loss) with Securities	**47,585,159**	**55,084,212**
Financial income from insurance, pension plans and capitalization bonds (2)	4,110,041	4,161,128
Net gain or (loss) from derivative financial instruments (Note 9e)	597,177	1,783,882
Total	**52,292,377**	**61,029,222**

(1) Includes impairment of financial assets (see note 8 c)); and
(2) In the nine-month period ended September 30, 2024, it comprises financial income from insurance, pension plans and capitalization in the amount of R$26,669,216 thousand (2023 - R$27,860,259 thousand) and indexation expenses and interest on insurance technical provisions, pension and capitalization in the amount of R$(22,559,175) thousand (2023 - R$(23,699,131) thousand) (note 16e).

10) LOANS AND OTHER CREDIT EXPOSURES

Information relating to loans, including advances on foreign exchange contracts, leases and other receivables with credit characteristics is shown below:

a) Modalities and risk levels – credit portfolio, sureties and guarantees and similar instruments

											R$ thousands
	Levels of risk										
	AA	A	B	C	D	E	F	G	H	On September 30, 2024	On December 31, 2023
Discounted trade receivables and loans	59,952,295	113,402,103	64,156,992	20,325,140	9,321,656	13,918,369	5,106,959	4,313,342	22,096,031	312,592,887	282,569,953
Financing and on-lending	157,344,914	42,954,924	13,438,114	5,984,461	2,715,467	5,537,300	784,086	487,309	2,320,593	231,567,168	211,545,965
Agricultural and agribusiness loans	11,407,489	15,757,987	5,692,502	284,483	186,776	104,137	53,561	64,503	191,808	33,743,246	33,208,400
Subtotal - loans	**228,704,698**	**172,115,014**	**83,287,608**	**26,594,084**	**12,223,899**	**19,559,806**	**5,944,606**	**4,865,154**	**24,608,432**	**577,903,301**	**527,324,318**
Leases	1,030,641	2,216,257	2,355,476	15,158	9,259	1,739	7,212	421	10,802	5,646,965	4,394,373
Advances on foreign exchange contracts (1)	6,649,314	8,656,213	3,458,518	593,916	38,098	7,966	-	-	6,482	19,410,507	9,273,415
Subtotal - loans, leases and other advances	**236,384,653**	**182,987,484**	**89,101,602**	**27,203,158**	**12,271,256**	**19,569,511**	**5,951,818**	**4,865,575**	**24,625,716**	**602,960,773**	**540,992,106**
Other receivables	23,720,627	45,165,527	10,752,266	4,612,001	554,078	744,962	85,503	62,421	780,014	86,477,399	87,604,496
Credit portfolio	**260,105,280**	**228,153,011**	**99,853,868**	**31,815,159**	**12,825,334**	**20,314,473**	**6,037,321**	**4,927,996**	**25,405,730**	**689,438,172**	**628,596,602**
Acquisition of credit card receivables	14,656,640	4,762,434	461,550	4,879	-	-	-	-	392	19,885,895	19,718,497
Subtotal	**274,761,920**	**232,915,445**	**100,315,418**	**31,820,038**	**12,825,334**	**20,314,473**	**6,037,321**	**4,927,996**	**25,406,122**	**709,324,067**	**648,315,099**
Sureties and guarantees (2)	46,251,894	44,384,788	14,288,895	2,188,408	243,757	4,566,871	1,032,988	521	435,813	113,393,935	105,816,558
Guarantee given on rural loans assigned	2,539	12,871	6,860	1,545	132	2,323	12	184	3,437	29,903	35,665
Letters of credit for imports	913,509	246,091	138,415	10,197	-	-	-	-	-	1,308,212	439,463
Guarantee for confirmed exports	455	-	-	-	-	-	-	-	-	455	-
Total - Memorandum accounts	**47,168,397**	**44,643,750**	**14,434,170**	**2,200,150**	**243,889**	**4,569,194**	**1,033,000**	**705**	**439,250**	**114,732,505**	**106,291,686**
Total on September 30, 2024	**321,930,317**	**277,559,195**	**114,749,588**	**34,020,188**	**13,069,223**	**24,883,667**	**7,070,321**	**4,928,701**	**25,845,372**	**824,056,572**	
Total on December 31, 2023	**294,386,739**	**231,153,522**	**107,616,044**	**34,673,332**	**18,637,235**	**23,874,977**	**8,063,116**	**6,017,209**	**30,184,611**		**754,606,785**

(1) Advances on foreign exchange contracts are classified as a reduction of the item "Other Financial Liabilities"; and
(2) The provision to cover losses, associated with the financial guarantees provided, is being measured in accordance with CMN Resolution No. 4,512/16. For more information on the methodology used, see Note 21b (I).

b) Composition of credit portfolio by risk levels and maturities

	Levels of risk										R$ thousands
	AA	A	B	C	D	E	F	G	H	On September 30, 2024	On December 31, 2023
Performing loans	**260,105,280**	**228,153,011**	**95,961,766**	**27,241,827**	**8,179,066**	**14,063,521**	**2,087,166**	**1,388,843**	**6,855,953**	**644,036,433**	**576,537,486**
Installments not yet due	**259,458,580**	**227,967,334**	**95,784,343**	**27,147,526**	**8,121,308**	**14,046,312**	**2,068,717**	**1,320,570**	**6,662,786**	**642,577,476**	**574,346,734**
1 to 30	23,213,464	36,593,042	9,482,362	4,098,843	705,169	1,922,930	98,720	18,378	523,513	76,656,421	72,462,322
31 to 60	12,212,900	17,803,737	5,941,054	2,675,823	427,898	778,712	66,554	72,515	334,964	40,314,157	38,379,496
61 to 90	9,589,360	15,248,619	4,790,549	2,209,537	446,552	1,972,579	58,174	42,936	280,525	34,638,831	30,381,227
91 to 180	25,137,195	30,260,369	11,019,358	3,587,747	889,116	1,614,958	379,993	75,021	768,189	73,731,946	59,224,784
181 to 360	34,000,359	35,610,257	15,183,029	4,537,226	1,339,194	1,804,744	240,007	272,785	942,381	93,929,982	85,916,703
More than 360	155,305,302	92,451,310	49,367,991	10,038,350	4,313,379	5,952,389	1,225,269	838,935	3,813,214	323,306,139	287,982,202
Past due up to 14 days	**646,700**	**185,677**	**177,423**	**94,301**	**57,758**	**17,209**	**18,449**	**68,273**	**193,167**	**1,458,957**	**2,190,752**
Non-performing loans	**-**	**-**	**3,892,102**	**4,573,332**	**4,646,268**	**6,250,952**	**3,950,155**	**3,539,153**	**18,549,777**	**45,401,739**	**52,059,116**
Past-due installments	**-**	**-**	**575,501**	**1,168,239**	**1,476,474**	**1,772,377**	**1,474,227**	**1,441,893**	**10,049,078**	**17,957,789**	**22,097,899**
1 to 14	-	-	21,185	75,228	63,222	67,310	40,705	31,218	169,636	468,504	404,151
15 to 30	-	-	474,650	248,251	131,356	123,918	55,230	45,287	271,381	1,350,073	1,544,592
31 to 60	-	-	79,666	793,654	373,201	266,040	121,461	89,219	486,999	2,210,240	2,929,718
61 to 90	-	-	-	30,361	836,510	285,616	121,399	87,436	419,457	1,780,779	2,275,455
91 to 180	-	-	-	20,745	72,185	983,102	1,050,495	1,089,646	1,478,843	4,695,016	5,781,447
181 to 360	-	-	-	-	-	46,391	84,937	99,087	7,068,047	7,298,462	9,105,541
More than 360	-	-	-	-	-	-	-	-	154,715	154,715	56,995
Installments not yet due	**-**	**-**	**3,316,601**	**3,405,093**	**3,169,794**	**4,478,575**	**2,475,928**	**2,097,260**	**8,500,699**	**27,443,950**	**29,961,217**
1 to 30	-	-	171,783	195,075	143,514	161,324	95,805	83,910	366,632	1,218,043	1,422,684
31 to 60	-	-	150,517	172,830	130,953	147,734	95,794	72,672	344,293	1,114,793	1,265,082
61 to 90	-	-	137,752	155,519	126,275	144,473	87,088	68,566	328,850	1,048,523	1,141,592
91 to 180	-	-	303,633	382,898	344,143	413,830	253,366	197,910	946,712	2,842,492	3,102,248
181 to 360	-	-	466,612	606,808	566,636	711,120	416,641	347,410	1,575,208	4,690,435	5,217,339
More than 360	-	-	2,086,304	1,891,963	1,858,273	2,900,094	1,527,234	1,326,792	4,939,004	16,529,664	17,812,272
Total	**260,105,280**	**228,153,011**	**99,853,868**	**31,815,159**	**12,825,334**	**20,314,473**	**6,037,321**	**4,927,996**	**25,405,730**	**689,438,172**	**628,596,602**
Minimum required provision	-	1,140,765	998,539	954,455	1,282,533	6,094,342	3,018,661	3,449,597	25,405,730	42,344,622	48,126,876
Supplementary provision	-	136,658	94,968	381,559	1,599,977	2,132,775	750,108	1,045,200	-	6,141,245	5,774,308
Existing provision	**-**	**1,277,423**	**1,093,507**	**1,336,014**	**2,882,510**	**8,227,117**	**3,768,769**	**4,494,797**	**25,405,730**	**48,485,867**	**53,901,184**

Total portfolio as of December 31, 2023	**228,138,831**	**194,172,075**	**93,150,601**	**32,562,514**	**17,984,354**	**19,672,441**	**7,127,826**	**6,014,693**	**29,773,267**		**628,596,602**
Minimum required provision	-	970,860	931,506	976,876	1,798,436	5,901,732	3,563,913	4,210,286	29,773,267		48,126,876
Supplementary provision	-	144,114	130,592	109,955	1,222,799	2,323,624	810,993	1,032,231	-		5,774,308
Existing provision	**-**	**1,114,974**	**1,062,098**	**1,086,831**	**3,021,235**	**8,225,356**	**4,374,906**	**5,242,517**	**29,773,267**		**53,901,184**

I) Credit portfolio by days past due

Exposure - Loans								R$ thousands
	On time	Past-due until 14 days	Past-due 15 to 60 days	Past-due 61 to 90 days	Past-due 91 to 180 days	Past-due 181 to 360 days	Past-due more than 360	Total
Total on September 30, 2024	623,654,545	13,907,545	18,444,820	4,894,789	10,660,050	17,226,905	649,518	689,438,172
Total on December 31, 2023	550,101,266	19,968,917	20,396,529	5,659,306	12,244,584	19,899,655	326,345	628,596,602

c) Concentration of loans

				R$ thousands
	On September 30, 2024	% (1)	On December 31, 2023	% (1)
Largest borrower	5,859,402	0.9	6,822,402	1.1
10 largest borrowers	31,716,208	4.6	31,545,352	5.0
20 largest borrowers	49,237,215	7.1	48,636,357	7.7
50 largest borrowers	77,884,154	11.3	71,602,208	11.4
100 largest borrowers	100,356,351	14.6	90,759,653	14.4

(1) Percentage of total portfolio (as defined by Bacen).

d) Credit portfolio by economic sector

				R$ thousands
	On September 30, 2024	%	On December 31, 2023	%
Public sector	**5,413,934**	**0.8**	**5,756,517**	**0.9**
Private sector	**684,024,238**	**99.2**	**622,840,085**	**99.1**
Total	**689,438,172**	**100.0**	**628,596,602**	**100.0**
Companies	**301,304,464**	**43.7**	**268,329,044**	**42.7**
Real estate and construction activities	23,535,211	3.4	21,251,317	3.4
Retail	35,490,542	5.1	37,908,281	6.0
Services	73,118,952	10.6	59,998,219	9.5
Transportation and concession	25,666,396	3.7	28,194,418	4.5
Automotive	8,086,474	1.2	6,735,346	1.1
Food products	12,418,098	1.8	11,341,529	1.8
Wholesale	18,280,960	2.7	16,342,183	2.6
Production and distribution of electricity	9,218,056	1.3	8,063,510	1.3
Oil, derivatives and aggregate activities	6,925,781	1.0	5,035,237	0.8
Other industries	88,563,994	12.8	73,459,004	11.7
Individuals	**388,133,708**	**56.3**	**360,267,558**	**57.3**

e) Changes in the renegotiated portfolio

	R$ thousands	
	2024	2023
Opening balance on January 1	**39,111,735**	**34,353,489**
Amount renegotiated	21,685,708	33,927,542
Amount received/Others (1)	(15,332,538)	(21,145,591)
Write-offs	(9,003,475)	(8,108,948)
Closing balance on September 30	**36,461,430**	**39,026,492**
Expected credit loss associated with credit risk	23,454,379	24,207,689
Percentage on renegotiated portfolio	64.3%	62.0%

(1) Includes the settlement of renegotiated contracts through new transactions.

f) Expected credit loss associated with credit risk expense, net of recoveries

I) Changes in provision for expected credit loss associated with credit risk

	R$ thousands	
	2024	2023
- Specific provision (1)	**30,386,995**	**23,850,115**
- Generic provision (2)	**17,739,881**	**22,811,494**
- Supplementary provision (3)	**5,774,308**	**11,078,946**
Opening balance on January 1	**53,901,184**	**57,740,555**
Expected credit loss associated with credit risk expense (Note 10f II)	24,964,235	28,217,344
Write-offs	(30,485,404)	(26,814,001)
Exchange variation/Others	105,852	(6,481)
Closing balance on September 30	**48,485,867**	**59,137,417**
- Specific provision (1)	**25,518,295**	**34,178,955**
- Generic provision (2)	**16,826,327**	**19,275,572**
- Supplementary provision (3)	**6,141,245**	**5,682,890**

(1) For contracts with installments past-due for more than 14 days;
(2) Recognized based on the customer/transaction classification and therefore not included in the preceding item; and
(3) The supplementary provision is constituted considering the provisioning model, which is based on statistical models that capture historical and prospective information, and Management's experience, in order to reflect our expectation of losses in different economic scenarios (positive, expected and adverse).

II) Expected credit loss associated with credit risk expense, net of credit write-offs recovered, are as follows.

	R$ thousands	
	Nine-month period ended September 30	
	2024	2023
Amount constituted	24,964,235	28,217,344
Amount recovered	(8,354,768)	(3,260,163)
Expected Credit Loss Associated with Credit Risk expense net of amounts recovered (1)	**16,609,467**	**24,957,181**

(1) Amounts previously written-off that are recovered including through sale without recourse. In the nine-month period ended September 30, 2024, there were sales of credit for operations already written off as losses in the amount of R$ 1,932,530 thousand (2023 - R$5,706,059 thousand), whose sales value was R$99,896 thousand (2023 - R$148,759 thousand) and assignment of active operation credit in the amount of R$453,475 thousand, whose sales value was R$292,028 thousand (2023 - R$1,084,940 thousand and sale value - R$29,032 thousand), without retention of risks and benefits.

11) OTHER FINANCIAL INSTRUMENTS

a) Sundry

	R$ thousands	
	On September 30, 2024	On December 31, 2023
Foreign exchange portfolio	46,833,449	27,925,544
Credit card operations	58,018,599	55,857,525
Trade and credit receivables	33,538,531	33,970,198
Debtors for escrow deposits	21,582,676	20,787,578
Securities trading	10,074,113	3,720,053
Receivable insurance premiums	6,987,646	6,548,304
Receivables	2,795,159	2,078,626
Payments made to be reimbursed	815,529	569,268
Receivables on sureties and guarantees honored	52,803	79,701
Other investments	87,460	96,105
Receivables from sale of assets	158,860	144,130
Total	**180,944,825**	**151,777,032**

b) Foreign exchange portfolio

i. Balances

	R$ thousands	
	On September 30, 2024	On December 31, 2023
Assets – other financial instruments		
Exchange purchases pending settlement	33,846,682	18,381,720
Foreign exchange and forward documents in foreign currencies	524	3,147
Exchange sale receivables	13,393,480	9,391,000
(-) Advances in domestic currency received	(832,165)	(71,186)
Income receivable on advances granted	424,928	220,863
Total	**46,833,449**	**27,925,544**
Liability - Other financial instruments		
Exchange sales pending settlement	13,339,941	9,598,280
Exchange purchase payables	33,238,954	18,702,839
(-) Advances on foreign exchange contracts	(19,410,507)	(9,273,415)
Other	228	92
Total	**27,168,616**	**19,027,796**
Net foreign exchange portfolio	**19,664,833**	**8,897,748**
Memorandum accounts:		
- Loans available for import	1,308,212	439,463
- Guarantee for confirmed exports	455	-

ii. Foreign exchange results: Below is the composition of the Organization's Net foreign exchange income.

	R$ thousands	
	Nine-month period ended September 30	
	2024	2023
Revenue from financial intermediation – foreign exchange income	**4,239,770**	**1,059,660**
Adjustments:		
- Income on foreign currency financing (1)	288,818	175,527
- Income on export financing (1)	1,473,659	1,793,749
- Expenses of liabilities with foreign bankers (2) (Note 16d)	(2,432,398)	(1,118,505)
- Funding expenses (3)	(1,243,745)	(1,606,580)
- Other (4)	(446,624)	984,167
Total adjustments	**(2,360,290)**	**228,358**
Net foreign exchange income	**1,879,480**	**1,288,018**

(1) Recognized in "Income from loans";
(2) Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in "Borrowing and on-lending expenses";
(3) Refer to funding expenses, the resources of which were invested in foreign exchange operations; and
(4) Primarily includes the foreign exchange rate variations of amounts invested in foreign currency.

12) INVESTMENTS IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

a) Composition of investments in associates and jointly controlled entities (joint ventures)

R$ thousands

Companies	On September 30, 2024								Nine-months ended September 30, 2024		
	Headquarters' location	Equity interest	Shareholding interest with voting rights	Investment book value	Current assets	Non - current assets	Current liabilities	Non-current liabilities	Share of profit (loss) of associates and jointly controlled entities (1)	Accumulated other comprehensive income	Total comprehensive income
Haitong Banco de Investimento do Brasil S.A.	São Paulo - Brazil	20.00%	20.00%	102,498	5,078,664	1,937,487	4,524,287	1,979,376	(2,333)	(4,680)	(16,345)
Tecnologia Bancária S.A. (2)	São Paulo - Brazil	24.55%	24.32%	244,651	884,321	2,343,634	442,086	1,804,324	7,083		28,851
Swiss Re Corporate Solutions Brasil (2)	São Paulo - Brazil	40.00%	40.00%	561,131	2,747,616	2,242,693	3,039,960	788,477	21,229	(10,426)	42,647
Gestora de Inteligência de Crédito S.A. (2)	São Paulo - Brazil	16.82%	16.00%	57,508	195,037	1,060,258	269,636	644,768	(3,565)	-	(21,195)
Other (3) (4)				7,499,561					586,214		
Total investments in associates				**8,465,349**					**608,628**		
Elo Participações Ltda. (3) (5)	São Paulo - Brazil	50.01%	50.01%	2,342,399	859,854	4,591,516	572,534	81,445	694,642	(110,045)	1,278,961
Total investments in joint ventures				**2,342,399**					**694,642**		
Total on September 30, 2024				**10,807,748**					**1,303,270**		

(1) Share of profit (loss) of associates and jointly controlled entities consider the results of the companies and include equity variations of the investees not arising from the result, as well as the adjustments for alignment of accounting practices, when applicable;
(2) Companies with equity accounting using balance sheets with a reporting date delay in relation to the base date of the financial statements, permitted by regulation. In the nine-month period ended September 30, 2024, the Organization received dividends of R$2,204 thousand (2023 - R$0) from Empresa Tecnologia Bancária S.A.;
(3) In August 2024, the auction of the unified public offering for the acquisition of common shares issued by Cielo S.A. was held to convert its registration as a publicly-held company from category "A" to "B" with the Securities and Exchange Commission and exit from the New segment Market of B3 S.A., with this, the Organization's total participation in Cielo S.A. became 50.72%, with 30.61% direct participation and 20.11% indirect participation, through the companies of the Elopar Group (as of December 31, 2023, total participation was 31.41%, with direct participation being 30.06%). The Organization received from Cielo S.A, interest on equity of R$151,453 thousand, accumulated as of September 30, 2024. More information in Note 39;
(4) Primarily includes investments in publicly held companies and Cielo S.A.; and
(5) Brazilian company, provider of services related to credit and debit cards and other means of payment. The Organization received dividends of R$64,922 thousand in the nine-month period ended September 30, 2024 from Empresa Elo Participações Ltda.

Companies											R$ thousands
	On December 31, 2023								Nine-months ended September 30, 2023		
	Headquarters' location	Equity interest	Shareholding interest with voting rights	Investment book value	Current assets	Non - current assets	Current liabilities	Non-current liabilities	Share of profit (loss) of associates and jointly controlled entities (1)	Accumulated other comprehensive income	Total comprehensive income
Haitong Banco de Investimento do Brasil S.A.	São Paulo - Brazil	20.00%	20.00%	105,766	4,294,581	2,198,375	4,276,354	1,689,663	(2,359)	(1,256)	(11,793)
Tecnologia Bancária S.A. (2)	São Paulo - Brazil	24.55%	24.32%	237,568	964,701	2,300,906	1,182,701	1,106,646	(410)	-	(1,670)
Swiss Re Corporate Solutions Brasil (2)	São Paulo - Brazil	40.00%	40.00%	549,669	3,156,150	1,721,943	3,387,628	361,839	17,356	(402)	43,390
Gestora de Inteligência de Crédito S.A. (2)	São Paulo - Brazil	16.82%	16.00%	61,073	153,360	1,092,648	269,606	613,865	(6,164)	-	(32,566)
Other (3)				7,240,386					923,677		
Total investments in associates				**8,194,462**					**932,100**		
Elo Participações Ltda. (4)	São Paulo - Brazil	50.01%	50.01%	1,492,916	1,023,779	2,627,543	563,008	103,084	645,207	-	1,274,502
Total investments in joint ventures				**1,492,916**					**645,207**		
Total on December 31, 2023				**9,687,378**							
Total on September 30, 2023									**1,577,307**		

(1) The share of profit (loss) of associates and jointly controlled entities consider the results of the companies and include equity variations of the investees not resulting from the results, as well as the adjustments for alignment of accounting practices, when applicable;
(2) Companies with equity accounting using balance sheets with a reporting date delay of up to 60 days, allowed by regulation;
(3) Primarily includes investments in publicly held companies Cielo S.A. and Fleury S.A. The Organization received R$191,601 thousand (2023 - R$0) in interest on capital for the nine-month period ended September 30, 2023 from Cielo S.A.; and
(4) Brazilian company, provider of services related to credit and debit cards and other means of payment. Until September 30, 2023, the Organization received R$722,650 thousand in dividends from this investment.

13) PREMISES AND EQUIPMENT

	R$ thousands					
	On September 30, 2024					Carrying amount on December 31, 2023
	Annual depreciation rate	Cost	Depreciation	Accumulated impairment of non-financial assets	Carrying amount	
Premises and equipment:						
- Buildings	4%	1,245,111	(1,062,884)	(258)	181,969	304,411
- Land	-	730,287	-	-	730,287	753,974
Facilities, furniture and premises and equipment	10%	4,794,165	(2,759,397)	(1,052)	2,033,716	2,139,702
Security and communication systems	10% to 20%	396,303	(273,155)	(3,820)	119,328	126,350
Data processing systems	20% to 40%	13,630,635	(9,964,579)	(9,757)	3,656,299	3,305,062
Transportation systems	10% to 20%	357,324	(142,423)	-	214,901	84,359
Assets under construction	-	357,866	-	-	357,866	851,527
Total on September 30, 2024		**21,511,691**	**(14,202,438)**	**(14,887)**	**7,294,366**	
Total on December 31, 2023		**20,984,891**	**(13,396,794)**	**(22,712)**		**7,565,385**

The fixed assets to shareholders' equity ratio is 25.0% (26.1% on December 31, 2023) when only considering companies and payment institutions within the economic group (the "Prudential Conglomerate"), where the maximum limit is 50.0% as determined by CMN Resolution No. 4,957/21.

14) INTANGIBLE ASSETS

a) Goodwill

The goodwill recognized from investment acquisitions totaled R$3,933,289 thousand (R$4,058,785 thousand on December 31, 2023), net of provisions for impairment and accumulated amortization, of which: (i) R$1,937,934 thousand (R$1,979,376 thousand on December 31, 2023) recognized in 'Investments' arose from the acquisition of shares of associates and jointly controlled companies (Cielo/Fleury/Swiss); and (ii) R$1,995,355 thousand (R$2,079,409 thousand on December 31, 2023) arose from the acquisition of shares of subsidiaries, relating to the future profitability/client portfolio/fair value, which is amortized in up to twenty years, recognized in Intangible Assets (Note 14b - net amortization cost totaled R$2,551,769 thousand, without considering provisions for impairment of assets).

Goodwill was amortized in the nine-month period ended September 30, 2024, in the amount of R$327,946 thousand (2023 – R$339,518 thousand) (Note 31).

b) Intangible assets

Acquired intangible assets consist of:

					R$ thousands
	On September 30, 2024				Cost net of amortization in December 31, 2023
	Rate of Amortization (1)	Cost	Accumulated amortization	Cost net of amortization	
Acquisition of rights to provide financial services	Contract	9,685,090	(3,957,892)	5,727,198	6,235,053
Software	Up to 10%	22,683,653	(12,985,262)	9,698,391	8,475,872
Goodwill (2)	Up to 20%	14,504,452	(11,952,683)	2,551,769	2,635,823
Other	Contract	2,393,035	(1,111,861)	1,281,174	1,448,586
Total on September 30, 2024		**49,266,230**	**(30,007,698)**	**19,258,532**	
Total on December 31, 2023		**47,267,254**	**(28,471,920)**		**18,795,334**

(1) Intangible assets are amortized over an estimated period of economic benefit, composed of: (i) Software and Other recorded under "Other Administrative Expenses"; and (ii) Acquisition of rights to provide financial services and Goodwill in "Other Operating Expenses"; and
(2) On September 30, 2024, was primarily composed of goodwill on the acquisition of equity interest in Bradesco Bank – R$816,690 thousand (on December 31, 2023 – R$976,655 thousand), Odonto System – R$8,654 thousand (on December 31, 2023 – R$33,920 thousand), Bradescard Mexico – R$7,745 thousand (on December 31, 2023 – R$8,755 thousand), Bradesco BBI - R$3,040 thousand (on December 31, 2023 – R$16,238 thousand), Kirton Bank - R$406,290 thousand (on December 31, 2023 – R$420,937 thousand), RCB Investimentos – R$7,288 thousand (on December 31, 2023 – R$8,969 thousand), Banco Digio – R$149,210 thousand (on December 31, 2023 – R$203,367 thousand) and Tivio Capital Distribuidora de Valores Mobiliários – R$130,670 thousand (on December 31, 2023 – R$147,051 thousand).

c) Changes in intangible assets by type

				R$ thousands
	On December 31, 2023	Additions / (reductions)	Amortization for the period	On September 30, 2024
Acquisition of rights to provide financial services	6,235,053	1,073,723	(1,581,578)	5,727,198
Software	8,475,872	2,514,240	(1,291,721)	9,698,391
Goodwill – Future profitability	1,158,932	243,892	(140,599)	1,262,225
Goodwill – Based on intangible assets	1,115,719	-	(182,463)	933,256
Goodwill – Difference in fair value of assets/liabilities	361,172	-	(4,884)	356,288
Other	1,448,586	412,088	(579,500)	1,281,174
Total	**18,795,334**	**4,243,943**	**(3,780,745)**	**19,258,532**
Total (1)	**16,034,112**	**3,682,842**	**(3,168,226)**	**16,548,728**

(1) Corresponds to the movement of assets from December 31, 2022 to September 30, 2023.

15) OTHER ASSETS

		R$ thousands
	On September 30, 2024	On December 31, 2023
Prepaid taxes	13.381.889	12.964.018
Non-financial assets held for sale **(a)**	3.109.463	3.035.030
Prepaid expenses **(b)**	3.416.584	2.957.529
Other debtors	2.999.803	3.366.915
Interbank and interdepartmental accounts	1.178.997	308.728
Other (1)	5.690.459	1.944.755
Total	**29.777.195**	**24.576.975**

(1) Includes: (i) material in stock, amounts receivable, other advances, advances and payments made by the Organization with reimbursement rights; (ii) investment property, in the amount of R$1,537,469 thousand (R$1,472,226 thousand on December 31, 2023); and (iii) R$ 2,060,445 thousand of shares in publicly-held companies received as payment in 2024, recorded as investments held for sale, in accordance with Resolution No. 4,817/20, and which are valued by an independent valuation report.

a) Non-financial assets held for sale

	On September 30, 2024			R$ thousands
	Cost	Accumulated impairment of non-financial assets	Cost net of provision	Cost net of provision on December 31, 2023
Real estate	2,376,510	(1,299,251)	1,077,259	991,486
Vehicles and similar	711,628	(323,520)	388,108	336,422
Machinery and equipment	4,414	(3,888)	526	776
Other	16,911	(8,096)	8,815	22,227
Total on September 30, 2024	**3,109,463**	**(1,634,755)**	**1,474,708**	
Total on December 31, 2023	**3,035,030**	**(1,684,119)**		**1,350,911**

b) Prepaid expenses

		R$ thousands
	On September 30, 2024	On December 31, 2023
Deferred insurance acquisition costs (1)	2,105,233	1,793,308
Commission for the placement of loans and financing (2)	12,206	23,023
Advertising and marketing expenses (3)	154,908	155,621
Other (4)	1,144,237	985,577
Total	**3,416,584**	**2,957,529**

(1) Commissions paid to brokers and representatives for sale of insurance, pension plans and capitalization bond products;
(2) Commissions paid to storeowners, car dealers and correspondent banks – payroll-deductible loans;
(3) Prepaid expenses of future advertising and marketing campaigns on media; and
(4) It includes, primarily: (i) advanced payment of commissions concerning the operational agreement to offer credit cards and other products; (ii) card issue costs; and (iii) Prepayments of Information.

16) DEPOSITS FROM BANKS

	On September 30, 2024					R$ thousands
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total	On December 31, 2023
Demand deposits - Financial Institutions	1,423,943	-	-	-	1,423,943	1,503,278
Interbank deposits	462,027	2,124,776	224,911	23,575	2,835,289	2,354,799
Securities sold under agreements to repurchase (a)	275,839,641	3,903,374	10,287	543,957	280,297,259	272,404,788
Borrowings (b)	6,210,736	18,967,944	11,233,639	1,770,438	38,182,757	22,809,333
Onlending (c)	927,649	3,552,836	4,995,572	16,681,298	26,157,355	24,350,585
Total on September 30, 2024	**284,863,996**	**28,548,930**	**16,464,409**	**19,019,268**	**348,896,603**	
%	81.6	8.2	4.7	5.5	100.0	
Total on December 31, 2023	**274,817,412**	**20,631,026**	**9,836,986**	**18,137,359**		**323,422,783**
%	85.0	6.4	3.0	5.6		100.0

a) Securities sold under agreements to repurchase

R$ thousands

	On September 30, 2024					On December 31, 2023
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total	
Own securities	**128,207,030**	**1,704,694**	**10,287**	**543,957**	**130,465,968**	**102,834,571**
• Government securities	104,212,536	1,512,673	-	-	105,725,209	86,758,731
• Debentures	17,000,256	9,676	-	-	17,009,932	15,027,289
• Foreign	6,429,194	83,149	10,287	543,957	7,066,587	1,048,551
• Loan assignment - real estate receivables certificate	565,044	99,196	-	-	664,240	-
Sale of securities purchased under reverse repos (1)	**131,752,211**	**392,822**	**-**	**-**	**132,145,033**	**127,429,674**
Sale of securities with no restriction on right to resell or repledge the collateral (1)	**15,880,400**	**1,805,858**	**-**	**-**	**17,686,258**	**42,140,543**
Total on September 30, 2024	**275,839,641**	**3,903,374**	**10,287**	**543,957**	**280,297,259**	
%	**98.4**	**1.4**	**-**	**0.2**	**100.0**	
Total on December 31, 2023	**268,218,479**	**3,326,704**	**-**	**859,605**		**272,404,788**
%	**98.5**	**1.2**	**-**	**0.3**		**100.0**

(1) Represented by government securities.

b) Borrowing

R$ thousands

	On September 30, 2024					On December 31, 2023
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total	
Overseas	**6,210,736**	**18,967,944**	**11,233,639**	**1,770,438**	**38,182,757**	**22,809,333**
Total on September 30, 2024	**6,210,736**	**18,967,944**	**11,233,639**	**1,770,438**	**38,182,757**	
%	**16.3**	**49.7**	**29.4**	**4.6**	**100.0**	
Total on December 31, 2023	**4,298,529**	**13,038,388**	**4,262,241**	**1,210,175**		**22,809,333**
%	**18.8**	**57.2**	**18.7**	**5.3**		**100.0**

c) On-lending [(1)]

R$ thousands

	On September 30, 2024					On December 31, 2023
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total	
In Brazil	**927,649**	**3,552,836**	**4,995,572**	**16,681,298**	**26,157,355**	**24,350,585**
- FINAME	669,356	2,491,502	3,071,958	11,349,961	17,582,777	15,344,829
- BNDES	231,290	1,061,334	1,450,698	5,330,018	8,073,340	8,678,582
- National Treasury	-	-	472,916	-	472,916	318,622
- Other institutions	27,003	-	-	1,319	28,322	8,552
Total on September 30, 2024	**927,649**	**3,552,836**	**4,995,572**	**16,681,298**	**26,157,355**	
%	**3.5**	**13.6**	**19.1**	**63.8**	**100.0**	
Total on December 31, 2023	**737,374**	**3,305,024**	**4,240,608**	**16,067,579**		**24,350,585**
%	**3.0**	**13.6**	**17.4**	**66.0**		**100.0**

(1) Onlendings consist of funds borrowed for local onlending, in which we borrow from Brazilian governmental agencies and entities to make loans to Brazilian entities for investments in facilities, equipment and farming, among others.

d) Borrowing and on-lending expenses

	R$ thousands	
	Nine-month period ended September 30	
	2024	2023
Borrowing:		
- In Brazil	279,138	571,070
- Overseas	5,456,012	459,435
- Foreign exchange variation from other assets and liabilities overseas	(2,617,415)	938,431
Subtotal borrowing	**3,117,735**	**1,968,936**
On-lending in Brazil:		
- BNDES	693,885	637,181
- FINAME	2,156,412	1,233,749
- National Treasury	16,893	17,508
- Other institutions	2,280	556
On-lending overseas:		
- Payables to foreign bankers (Note 11b)	2,432,398	1,118,505
Subtotal on-lending	**5,301,868**	**3,007,499**
Total	**8,419,603**	**4,976,435**

e) Expenses for market funding and inflation indexation and interest on technical provisions for insurance, pension plans and capitalization bonds

	R$ thousands	
	Nine-month period ended September 30	
	2024	2023
Savings deposits	5,919,388	6,971,334
Time deposits	26,781,346	31,930,335
Securities sold under agreements to repurchase	21,638,861	24,050,471
Securities issued (Note 18a)	19,926,124	21,078,397
Subordinated debts (Note 19b)	4,682,687	5,353,234
Other funding expenses	1,000,196	846,469
Subtotal - Retail and professional market funding	**79,948,602**	**90,230,240**
Inflation and interest on technical provisions for insurance, pension plans and capitalization bonds (1)	**22,559,175**	**23,699,131**
Total	**102,507,777**	**113,929,371**

(1) Presented net in the line-item financial income from insurance, pension plans and capitalization bonds (Note 9f III).

17) DEPOSITS FROM CUSTOMERS

						R$ thousands
	On September 30, 2024					On December 31, 2023
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total	
Demand deposits - customers (1)	43,972,517	-	-	-	43,972,517	49,634,288
Savings deposits (1)	129,742,946	-	-	-	129,742,946	131,003,553
Time deposits (2)	30,825,706	52,065,159	89,376,187	266,481,924	438,748,976	441,296,839
Total on September 30, 2024	**204,541,169**	**52,065,159**	**89,376,187**	**266,481,924**	**612,464,439**	
%	33.4	8.5	14.6	43.5	100.0	
Total on December 31, 2023	**205,026,524**	**47,921,784**	**94,806,013**	**274,180,359**		**621,934,680**
%	33.0	7.7	15.2	44.1		100.0

(1) Classified within 1 to 30 days, without considering the historical turnover; and
(2) Considers the maturities established in the contracts.

18) SECURITIES ISSUED

						R$ thousands
	On September 30, 2024					On December 31, 2023
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total	
Securities – Brazil:						
- Letters of credit for real estate	278,003	10,428,879	13,111,925	31,227,860	55,046,667	52,115,729
- Letters of credit for agribusiness	468,927	6,112,233	18,986,251	19,036,286	44,603,697	40,062,692
- Financial bills	658,477	15,802,283	15,112,402	75,500,720	107,073,882	105,426,827
- Letters of credit guaranteed by property (1)	1,351,236	5,388,792	8,342,637	23,245,485	38,328,150	36,144,798
Subtotal	**2,756,643**	**37,732,187**	**55,553,215**	**149,010,351**	**245,052,396**	**233,750,046**
Securities – Overseas:						
- MTN Program Issues (2)	705,519	103,599	57,762	3,368,946	4,235,826	3,442,593
- Securitization of future flow of money orders received from overseas	-	4,382,500	-	-	4,382,500	3,925,988
- Issuance costs	-	-	-	(4,281)	(4,281)	(50)
Subtotal	**705,519**	**4,486,099**	**57,762**	**3,364,665**	**8,614,045**	**7,368,531**
Structured Operations Certificates	**156,611**	**530,076**	**669,720**	**2,424,825**	**3,781,232**	**3,847,681**
Total on September 30, 2024	**3,618,773**	**42,748,362**	**56,280,697**	**154,799,841**	**257,447,673**	
%	1.4	16.6	21.9	60.1	100.0	
Total on December 31, 2023	**8,622,895**	**17,360,738**	**22,991,898**	**195,990,727**		**244,966,258**
%	3.5	7.1	9.4	80.0		100.0

(1) Funding guaranteed by the real estate credit portfolio, in the amount of R$40,559,499 thousand (R$40,769,795 thousand in December 31, 2023), which complies with the requirements determined by BACEN Resolution No. 5,001/22, of which: sufficiency requirement, liquidity requirement, term requirement, Programs 2 and 3 for the issuance of letters of credit guaranteed by property (LIGs) had, at issuance, respectively, a weighted average term for the portfolio of assets of 224 and 239 months and a term of 29 and 25 months, the credit rights correspond to 2.45% of total assets and 39.90% of the value of collateral of the properties, Currently, the credit portfolio of the guarantor assets is concentrated in the AA and A ratings, with 91.33% and 5.22%, respectively. Additionally, the LIG Issuance Instrument and the asset portfolio management policy are in line with BACEN Resolution No. 5,001/22; and
(2) Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long-term.

a) Movement of funds from securities issued

	R$ thousands	
	2024	2023
Opening balance on January 1	**244,966,258**	**222,257,328**
Issuance	41,091,223	61,822,436
Interest accrued	19,926,124	21,078,397
Settlement and interest payments	(49,153,600)	(75,968,103)
Foreign exchange variation	617,668	705,551
Balance on September 30	**257,447,673**	**229,895,609**

19) SUBORDINATED DEBT

a) Composition by maturity

Maturity	Original term in years	Nominal amount	On September 30, 2024	On December 31, 2023
				R$ thousands
In Brazil				
Financial bills:				
2024		-	-	133,720
2025	7	3,871,906	6,470,887	5,952,305
2027	7	401,060	621,026	566,936
2024		-	-	277,420
2025	8	3,328,102	3,606,177	3,669,281
2026	8	694,800	1,159,514	1,066,237
2028	8	55,437	85,932	78,390
2030	8	2,368,200	3,262,456	2,976,339
2024	9	1,000	3,299	10,634
2025	9	362,212	733,352	677,550
2027	9	89,700	159,274	146,531
2025	10	178,937	625,773	959,846
2026	10	196,196	552,330	501,506
2027	10	256,243	510,182	472,023
2028	10	248,300	490,474	451,350
2030	10	134,500	204,846	190,207
2031	10	7,270,000	10,963,503	9,973,583
2032	10	5,378,500	7,369,886	6,714,453
2033	10	531,000	607,462	557,446
2026	11	2,500	4,187	4,133
2027	11	47,046	99,972	91,696
2028	11	74,764	154,858	143,520
Perpetual		13,798,555	14,809,515	14,722,748
Total (1) (2)			**52,494,905**	**50,337,854**

(1) Includes the amount of R$38,788,951 thousand (R$39,279,827 thousand on December 31, 2023), relating to subordinated debts recognized as "Eligible Debt Capital Instruments" for regulatory capital purpose; and
(2) The information on results is presented in Note 16e, cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds.

b) Movement of subordinated debts

	R$ thousands	
	2024	2023
Opening balance on January 1	**50,337,854**	**52,241,332**
Issuance	-	1,129,800
Interest accrued	4,682,687	5,353,234
Settlement and interest payments	(2,525,636)	(9,110,765)
Balance on September 30	**52,494,905**	**49,613,601**

20) OTHER FINANCIAL LIABILITIES

	R$ thousands	
	On September 30, 2024	On December 31, 2023
Foreign exchange portfolio (Note 11)	27,168,616	19,027,796
Interbank and interdepartmental accounts	39,487,080	35,798,556
Securities trading	10,578,190	6,714,714
Obligations for operations linked to assignment	3,761,214	4,201,705
Total	**80,995,100**	**65,742,771**

21) PROVISIONS

a) Insurance, Pension Plans and Capitalization Bonds

I) Technical provisions

								R$ thousands
	Insurance (1)		Life and pension plans (2)		Capitalization bonds		Total	
	On September 30, 2024	On December 31, 2023	On September 30, 2024	On December 31, 2023	On September 30, 2024	On December 31, 2023	On September 30, 2024	On December 31, 2023
Current and long-term liabilities								
Mathematical reserve for unvested benefits (PMBAC)	1,281,666	1,222,931	330,615,893	304,580,787	-	-	331,897,559	305,803,718
Mathematical reserve for vested benefits (PMBC)	563,302	592,799	12,590,391	12,565,119	-	-	13,153,693	13,157,918
Mathematical reserve for capitalization bonds (PMC)	-	-	-	-	7,883,399	7,639,353	7,883,399	7,639,353
Reserve for claims incurred but not reported (IBNR)	8,044,805	7,175,148	1,104,380	1,112,482	-	-	9,149,185	8,287,630
Unearned premium reserve	7,316,570	6,940,427	3,118,194	3,051,974	-	-	10,434,764	9,992,401
Reserve for unsettled claims (PSL)	7,290,155	5,254,923	1,695,937	2,116,347	-	-	8,986,092	7,371,270
Reserve for financial surplus (PET)	-	-	798,130	921,061	-	-	798,130	921,061
Reserve for draws (PSR) and Reserve for redemptions (PR)	-	-	-	-	1,562,558	1,492,136	1,562,558	1,492,136
Other provisions	3,232,348	2,918,486	6,547,301	3,149,960	74,497	68,796	9,854,146	6,137,242
Total technical provisions	**27,728,846**	**24,104,714**	**356,470,226**	**327,497,730**	**9,520,454**	**9,200,285**	**393,719,526**	**360,802,729**

II) Guarantees for technical provisions

								R$ thousands
	Insurance		Life and pension plans		Capitalization bonds		Total	
	On September 30, 2024	On December 31, 2023	On September 30, 2024	On December 31, 2023	On September 30, 2024	On December 31, 2023	On September 30, 2024	On December 31, 2023
Total technical provisions	27,728,846	24,104,714	356,470,226	327,497,730	9,520,454	9,200,285	393,719,526	360,802,729
(+) Monetary effect on the preparation of LAT	-	-	-	1,675,687	-	-	-	1,675,687
(-) Mathematical provision of benefits to be granted (PGBL and VGBL) (4)			(297,480,979)	(270,193,098)			(297,480,979)	(270,193,098)
(-) Commercialization surcharge – extended warranty	(298,302)	(304,427)	-	-	-	-	(298,302)	(304,427)
(-) Portion corresponding to contracted reinsurance	(22,465)	(5,040)	(20,338)	(19,215)	-	-	(42,803)	(24,255)
Reserve for unsettled claims (PSL) (Notified within 30 days)	(2,689,224)	-	-	-	-	-	(2,689,224)	-
(-) Reserve for unsettled claims (PSL) - Guaranteed by Judicial Deposits	(366,086)	-	-	-	-	-	(366,086)	-
(-) Premiums receivables	(3,946,538)	(2,691,684)	-	-	-	-	(3,946,538)	(2,691,684)
(-) Unearned premium reserve – Health and dental insurance (3)	(2,503,149)	(2,586,129)	-	-	-	-	(2,503,149)	(2,586,129)
Provision for Insufficiency of Consideration/Premium	(688,657)	-	-	-	-	-	(688,657)	-
Technical provisions to be covered	17,214,425	18,517,434	58,968,909	58,961,104	9,520,454	9,200,285	85,703,788	86,678,823
Investment fund quotas (VGBL and PGBL)	-	-	-	-	-	-	-	-
Investment fund quotas (excluding VGBL and PGBL)	7,616,032	5,573,264	22,589,653	23,658,057	3,346,193	2,991,428	33,551,878	32,222,749
Government securities	15,552,509	14,802,920	35,803,136	37,215,876	6,228,722	6,466,110	57,584,367	58,484,906
Stocks	-	-	850,137	-	-	-	850,137	-
Private securities	224,867	468,777	538,510	760,906	-	349,399	763,377	1,579,082
Total assets held to guarantee technical provisions	23,393,408	20,844,961	59,781,436	61,634,839	9,574,915	9,806,937	92,749,759	92,286,737

(1) "Other reserves" - Insurance includes, substantially, the Provision for Insufficient Premiums (PIP) of R$3,117,437 thousand (R$2,809,845 thousand as of December 31, 2023) and the Reserve for Related Expenses of R$95,188 thousand (R$90,358 thousand as of December 31, 2023);
(2) "Other reserves" - Life and Pension Plan mainly includes the "Reserve for redemption and other amounts to be settled" in the amount of R$4,130,048 thousand (R$2,686,275 thousand as of December 31, 2023), "Reserve for related expenses" of R$419,442 thousand (R$445,886 thousand as of December 31, 2023);
(3) In accordance with ANS Normative Resolution No. 521/2022 and subsequent amendments, there is no obligation to link guarantee assets to cover the amount recorded as Provision for Unearned Premiums or Considerations (PUPC); and
(4) In compliance with article 57 of CNSP Resolution No. 432/2021, the amount of mathematical provisions for benefits to be granted and their respective specially constituted investment funds relating to PGBL and VGBL were disregarded from the calculation of life and pension technical provisions.

III) Other income from insurance, pension plans and capitalization bonds

	R$ thousands	
	Nine-month period ended September 30	
	2024	2023
Written premiums	50,781,741	45,144,052
Pension plan contributions (including VGBL)	33,676,112	28,866,368
Capitalization bond revenues	5,223,684	4,681,255
Ceded coinsurance premiums	(44,395)	(44,899)
Refunded premiums	(23,507)	(22,474)
Insurance, pension plan and capitalization bond net premiums written	**89,613,635**	**78,624,302**
Reinsurance premiums paid	(21,393)	(19,984)
Insurance, pension plan and capitalization bond retained premiums	**89,592,242**	**78,604,318**
Changes in technical provisions for insurance, pension plans and capitalization bonds	(38,555,508)	(30,787,449)
Capitalization bond prize draws and redemptions	(4,587,998)	(4,055,705)
Retained claims	(35,149,718)	(33,721,649)
Insurance, pension plan and capitalization expenses	(3,089,782)	(2,746,490)
Other income from insurance, pension plans and capitalization bonds	**8,209,236**	**7,293,025**

b) Other provisions

	R$ thousands	
	On September 30, 2024	On December 31, 2023
Provision for contingencies (Note 22)	18,456,544	20,269,055
Provision for Financial guarantees provided (I)	1,396,921	1,283,851
Other (1)	13,656,076	13,772,030
Total	**33,509,541**	**35,324,936**

(1) Primarly includes provisions for payments to be made related to obligations with employees and other administrative provisions.

I) Sureties and guarantees

Financial guarantees provided are contracts requiring the Organization to make specific payments to the holder of the financial guarantee for a loss it will incur when a specific debtor fails to make the payment under the terms of the debt instrument. The provision for financial guarantees provided is constituted based on the best estimate of the non-recoverable amount of the guarantee, if such disbursement is likely. The provisioning parameters are established based on the internal credit risk management models. In the case of retail operations, quantitative models are adopted, while in wholesale a combination of quantitative models and individualized analyzes is adopted.

	R$ thousands			
	On September 30, 2024		On December 31, 2023	
	Guaranteed Values	Provisions	Guaranteed Values	Provisions
Sureties and guarantees in judicial and administrative proceedings of a fiscal nature	37,009,486	(598,926)	37,974,141	(568,695)
Bank sureties	49,240,208	(714,308)	50,740,267	(628,411)
Others	27,144,241	(83,687)	17,102,150	(86,745)
Total	**113,393,935**	**(1,396,921)**	**105,816,558**	**(1,283,851)**

22) PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL OBLIGATIONS – TAX AND SOCIAL SECURITY

a) Contingent assets

Contingent assets are not recognized in the consolidated financial statements. However, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b) Provisions classified as probable losses and legal obligations – tax and social security

The Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the probable losses generated by the respective lawsuits.

I - Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid "overtime", pursuant to Article 224 of the Consolidation of Labor Laws (CLT). Considering that labor lawsuits have similar characteristics, the provision is recognized considering the following factors, among others: date of receipt of the proceedings (before or after the labor reform of November 2017), the average calculated value of payments made for labor complaints settled in the past 12 months before and after the labor reform, and inflation adjustment on the average calculated values.

Overtime is monitored by using electronic timecards and paid regularly during the employment contract, so that the claims filed by Bradesco's former employees do not represent individually significant amounts.

II - Civil claims

These are claims for indemnification referring to banking products and services, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually monitored and provisioned whenever the loss is deemed as probable, considering the opinion of the legal advisors, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts.

In relation to the legal claims that are pleading alleged differences in the adjustment of inflation on savings account balances and due to the implementation of economic plans that were part of the federal government's economic policy to reduce inflation in the

80s and 90s, Bradesco, despite complying with the law and regulation in force at the time, has provisioned certain proceedings, taking into consideration the claims in which they were mentioned and the perspective of loss of each demand, in view of the decisions and subjects still under analysis in the Superior Court of Justice (STJ).

In December 2017, with the mediation of the Attorney's General Office (AGU) and intervention of the Brazilian Central Bank (BCB), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders to accede to the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018. On March 11, 2020, the signatory entities signed an amendment extending the collective agreement for a period of 5 (five) years, the Federal Supreme Court approved the extension of the agreement for 30 months. On December 16, 2022, the Federal Supreme Court (STF) approved the request to extend the agreement for another 30 months. Considering that it is a voluntary agreement, which does not oblige the customer to adhere, there is no estimate of how many will do so.

It should be noted that, with regard to these disputes over economic plans, the Federal Supreme Court (STF) has suspended the progress of all proceedings without a final judgment, until there is a definitive ruling by that Court on the disputed right.

III - Provision for tax risks

The Organization has been discussing judicially the legality and constitutionality of certain taxes and contributions ("legal obligations") which have been fully provisioned have their procedural evolution through the Judiciary and administrative spheres, monitored regularly. The most significant are:

- PIS and Cofins - R$3,224,257 thousand (R$3,099,917 thousand on December 31, 2023): Bradesco is requesting to calculate and pay contributions to PIS and Cofins only on the sale of goods/rendering of services (billing), excluding financial income from the calculation base;

- Pension Contributions – R$1,950,852 thousand (R$1,954,679 thousand on December 31, 2023): official notifications related to the pension contributions made to private pension plans, considered by the authorities to be employee compensation subject to the incidence of mandatory pension contributions and to an isolated fine for not withholding Income Tax on such financial contributions;

- PIS and Cofins - R$816,694 thousand (R$754,518 thousand on December 31, 2023): Bradesco is requesting to calculate and pay contributions to PIS and Cofins under the cumulative regime (3.65% rate on sales of goods/installment services); and

- INSS – Contribution to SAT – R$520,530 thousand (R$500,775 thousand on December 31, 2023): in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, in which the classification of banks at the highest level of risk is questioned, with respect to Work Accident Risk – RAT, which raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07.

In general, the duration of the lawsuits in the Brazilian judicial system are unpredictable, which is why there is no disclosure of the expected date for judgment of these lawsuits.

IV - Provisions by nature

	R$ thousands	
	On September 30, 2024	On December 31, 2023
Labor claims	2,845,686	4,622,138
Civil claims	8,302,414	8,587,613
Provision for tax risks	7,308,444	7,059,304
Total (Note 21b)	**18,456,544**	**20,269,055**

V - Changes in provisions – Provision expenses

	R$ thousands		
	Labor	Civil	Tax
Balance on January 1, 2024	**4,622,138**	**8,587,613**	**7,059,304**
Adjustment for inflation	314,573	338,146	294,729
Provisions, net of (reversals and write-offs)	1,431,712	2,034,166	(11,313)
Payments	(3,522,737)	(2,657,511)	(34,276)
Balance on September 30, 2024	**2,845,686**	**8,302,414**	**7,308,444**

c) Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which any of its group companies is plaintiff or defendant and, considering, amongst other things the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the financial statements and totaled, on September 30, 2024, R$10,865,274 thousand (R$9,977,528 thousand on December 31, 2023) for civil claims and R$47,043,330 thousand (R$46,704,117 thousand on December 31, 2023) for tax proceedings.

The main tax proceedings with this classification are:

- IRPJ and CSLL deficiency note – 2012 to 2015 – R$12,049,962 thousand (R$11,475,238 thousand on December 31, 2023): due to the disallowance of interest expenses (CDI), related to certain investments and deposits between the companies of the Organization;

- COFINS – 1999 to 2014 – R$9,796,133 thousand (R$9,460,147 thousand on December 31, 2023): assessments and disallowances of offsetting Cofins credits, launched after a favorable decision was made in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base for income other than revenue was discussed (Law No. 9,718/98);

- IRPJ and CSLL – 2006 to 2020 – R$9,112,187 thousand (R$9,105,361 thousand on December 31, 2023), relating to goodwill amortization being disallowed on the acquisition of investments;

- IRPJ and CSLL deficiency note – 2008 to 2019 – R$3,160,519 thousand (R$3,093,382 thousand on December 31, 2023): relating to disallowance of expenses with credit losses;

- IRPJ and CSLL deficiency note – 2000 to 2014 – R$1,263,760 thousand (R$1,340,697 thousand on December 31, 2023): relating to disallowance of exclusions and expenses, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation;

- ISSQN – Commercial Leasing Companies – R$1,774,985 thousand (R$1,790,997 thousand on December 31, 2023): the requirement of this tax by municipalities other than those where the companies are located, for which the tax is collected in the form of law, with cases of formal nullities occurring in the constitution of the tax credit;

- PIS and COFINS notifications and disallowances of compensations – R$1,858,844 thousand (R$1,796,192 thousand on December 31, 2023): relates to the constitutionality of the expansion of the calculation base to other revenues other than billing (Law No. 9,718/98) in acquired companies;

- Interest on Own Capital (TJLP) – Base year 2019 – R$192,979 (R$181,038 thousand on December 31, 2023): IRPJ/CSLL assessments relating to the year 2019 questioning the deductibility in the tax calculation bases above the expense related to Interest on Own Capital (TJLP); and

- PLR - Profit Sharing - Base years from 2009 to 2011 - R$190,452 thousand (R$183,904 thousand on December 31, 2023): assessments for the social security contribution on amounts paid to employees as profit sharing, for alleged failure to comply with the rules contained in Law No. 10,101/00.

d) Other matters

There is currently a criminal case against two former executive directors, which is being processed in the 10th Federal Court of the Judiciary Section of the Federal District, arising from a Federal Police Investigation named "Operation Zelotes", investigation of the alleged improper performance of members of the Administrative Council of Tax Appeals (CARF). The court of first instance acquitted the two former executive directors, pending final judgment.

23) OTHER LIABILITIES

	R$ thousands	
	On September 30, 2024	On December 31, 2023
Sundry creditors	7,159,573	5,704,846
Payment of taxes and other contributions	7,207,908	939,724
Credit card operations	1,544,306	2,589,569
Taxes and contributions payable	4,134,152	3,691,043
Liabilities for acquisition of assets and rights	1,452,593	482,771
Social and statutory	6,626,407	6,696,788
Obligations for quotas of investment funds	2,363,352	4,120,052
Other (1)	5,898,240	5,776,034
Total	**36,386,531**	**30,000,827**

(1) Includes credits for resources to be released and obligations for payment resources.

24) SHAREHOLDERS' EQUITY

a) Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

	On September 30, 2024	On December 31, 2023
Common	5,330,304,681	5,330,304,681
Preferred	5,311,865,547	5,311,865,547
Subtotal	**10,642,170,228**	**10,642,170,228**
Treasury (common shares)	(18,046,000)	-
Treasury (preferred shares)	(16,031,600)	-
Total outstanding shares	**10,608,092,628**	**10,642,170,228**

b) Profit reserves

	R$ thousands	
	On September 30, 2024	On December 31, 2023
Profit reserves		
- Legal reserve (1)	14,048,316	13,340,705
- Statutory reserve (2)	69,080,544	63,810,124
Total	**83,128,860**	**77,150,829**

(1) Compulsorily constituted based on 5% of net income, up to 20% of paid-up capital. After this limit, appropriation is no longer mandatory. The legal reserve can only be used to increase capital or to offset losses; and
(2) In order to maintain an operating margin compatible with the development of the Organization's active operations, it may be constituted at 100% of the remaining net income after statutory allocations, the balance being limited to 95% of the Paid-in Capital Stock.

c) Interest on Shareholders' Equity/dividends

Bradesco's capital remuneration policy aims to distribute interest on shareholders' equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax (IRRF), in the calculation for mandatory dividends for the year under the Company's Bylaws.

At a meeting of the Board of Directors on June 06, 2024, the Board of Directors approved the proposal for the payment of interest on shareholders' equity, related to the first half of 2024, in the amount of R$4,000,000 thousand, which represents R$0.359141 per

common share and R$0.395055 per preferred share, whose payment will occur on or prior to January 31, 2025.

At a meeting of the Board of Directors on September 19, 2024, the Board of Directors approved the proposal for the payment of interest on shareholders' equity, related to the second half of 2024, in the amount of R$2,000,000 thousand, of which R$0.179571 per common share and R$0.197528 per preferred share, whose payment will occur until April 30, 2025.

Interest on shareholders' equity for the nine-month period ended September 30, 2024, is calculated as follows:

	R$ thousands	% (1)
Net income for the period	14,152,213	
(-) Legal reserve	707,611	
Adjusted calculation basis	**13,444,602**	
Monthly and intermediary interest on shareholders' equity (gross), paid	1,731,235	
Provisioned intermediary interest on shareholders' equity (gross)	6,000,000	
Additional provisioned interest on equity (gross)	442,947	
Withholding income tax on interest on shareholders' equity	(1,226,127)	
Interest on shareholders' equity (net) paid or accrued in the nine-month period ended September 30, 2024	**6,948,055**	**51.68**
Interest on shareholders' equity (net) paid or accrued in the nine-month period ended September 30, 2023	**7,316,980**	**57.40**

(1) Percentage of interest on shareholders' equity/the adjusted calculation basis.

Interest on shareholders' equity were paid or recognized in provisions, as follows:

Description	Per share (gross) - R$		R$ thousands		
	Common	Preferred	Amount paid/provisioned	Withholding Income Tax (IRRF) (15%)	Net amount paid/provisioned
Monthly interest on shareholders' equity paid	0.155249	0.170774	1,734,603	260,190	1,474,413
Intermediary interest on shareholders' equity paid	0.178997	0.196897	2,000,000	300,000	1,700,000
Supplementary interest on shareholders´ equity paid	0.436182	0.479799	4,873,609	731,042	4,142,567
Total paid or accrued in the nine-month period ended September 30, 2023	**0.770428**	**0.847470**	**8,608,212**	**1,291,232**	**7,316,980**
Monthly interest on shareholders' equity paid	0.155248	0.170773	1,731,235	259,685	1,471,550
Provisioned intermediary interest on shareholders' equity (1)	0.538712	0.592583	6,000,000	900,000	5,100,000
Supplementary interest on shareholders' equity provisioned	0.039770	0.043747	442,947	66,442	376,505
Total paid or accrued in the nine-month period ended September 30, 2024	**0.733731**	**0.807104**	**8,174,182**	**1,226,127**	**6,948,055**

(1) Totaling R$4 billion to be paid by January 31, 2025 and R$2 billion to be paid by April 30, 2025.

d) Treasury shares

On October 31, 2023, the Board of Directors resolved to institute a new buyback program that authorizes Bradesco's Board of Executive Officers to acquire, in the period from November 07, 2023 to May 07, 2025, up to 106,584,881 book-entry, registered shares, with no par value, with up to 53,413,506 common shares and up to 53,171,375 preferred shares, to be held in treasury and subsequently cancelled, without reducing the capital stock.

On September 30, 2024, 18,046,000 common shares and 16,031,600 preferred shares remained in treasury, amounting to R$442,735 thousand. The minimum, average and maximum cost per ordinary share (ON) is R$11.98, R$12.39 and R$12.61 and per preferred share (PN) is R$13.32, R$13.67 and R$13.97 respectively. The market value of these shares, on September 30, 2024, was R$13.09 per common share and R$14.70 per preferred share.

e) Earnings per share

i. Basic earnings per share

Basic earnings per share were calculated based on the weighted average number of common and preferred shares outstanding, as shown in the table below:

	Nine-month period ended September 30	
	2024	2023
Net earnings attributable to the Organization's common shareholders (R$ thousand)	**6,739,149**	**6,389,840**
Net earnings attributable to the Organization's preferred shareholders (R$ thousand)	**7,413,064**	**7,028,815**
Weighted average number of common shares outstanding (thousands)	5,316,745	5,330,305
Weighted average number of preferred shares outstanding (thousands)	5,299,832	5,311,866
Basic earnings per share attributable to common shareholders of the Organization (in Reais)	1.27	1.20
Basic earnings per share attributable to preferred shareholders of the Organization (in Reais)	1.40	1.32

ii. Diluted earnings per share

Diluted earnings per share is the same as basic earnings per share since there are no potentially dilutive instruments.

25) NON-CONTROLLING INTERESTS IN SUBSIDIARIES

As of September 30, 2024, the balance of minority interests in subsidiaries was R$787,778 thousand (R$945,244 thousand on December 31, 2023), represented, primarily by Odontoprev.

26) FEE AND COMMISSION INCOME

	R$ thousands	
	Nine-month period ended September 30	
	2024	2023
Credit card income	7,206,091	7,053,822
Checking account	5,131,237	5,366,958
Loans	2,043,130	1,616,595
Collections	1,170,483	1,311,632
Consortium management	1,966,247	1,682,437
Asset management	1,042,233	1,021,537
Capital markets/Financial advisory services	1,160,897	917,253
Custody and brokerage services	1,059,290	927,478
Payments	301,742	325,422
Other	826,038	790,864
Total	**21,907,388**	**21,013,998**

27) PAYROLL AND RELATED BENEFITS

	R$ thousands	
	Nine-month period ended September 30	
	2024	2023
Salaries	9,102,572	8,646,060
Benefits	4,506,712	4,240,459
Social security charges	3,054,391	2,938,515
Employee profit sharing	1,134,149	1,130,344
Training	120,026	70,454
Total	**17,917,850**	**17,025,832**

28) OTHER ADMINISTRATIVE EXPENSES

	R$ thousands	
	Nine-month period ended September 30	
	2024	2023
Outsourced services	4,269,537	3,990,685
Depreciation and amortization	3,345,389	3,112,076
Data processing	1,816,978	1,658,964
Communication	522,744	688,372
Asset maintenance	1,083,579	1,052,816
Rental	830,477	895,667
Financial system services	1,061,307	1,216,690
Advertising and marketing	856,227	803,341
Security and surveillance	413,333	445,113
Transport	547,852	565,488
Water, electricity and gas	269,962	255,934
Supplies	96,961	89,221
Travel	117,651	95,814
Other	1,166,935	1,325,325
Total	**16,398,932**	**16,195,506**

29) TAX EXPENSES

	R$ thousands	
	Nine-month period ended September 30	
	2024	2023
Contribution for Social Security Financing (COFINS)	3,591,430	3,675,906
Social Integration Program (PIS) contribution	556,586	591,527
Tax on Services (ISSQN)	755,804	725,839
Municipal Real Estate Tax (IPTU) expenses	98,968	102,430
Other	218,437	312,214
Total	**5,221,225**	**5,407,916**

30) OTHER OPERATING INCOME

	R$ thousands	
	Nine-month period ended September 30	
	2024	2023
Other interest income	2,589,440	3,637,585
Reversal of other operating provisions	2,537,737	2,327,524
Revenues from recovery of charges and expenses	456,647	289,566
Other	5,145,479	5,148,720
Total	**10,729,303**	**11,403,395**

31) OTHER OPERATING EXPENSES

	Nine-month period ended September 30	
	2024	2023
Other finance costs	1,019,426	1,062,722
Sundry losses	408,099	435,901
Discount granted	1,507,244	2,383,968
Commissions on loans and financing	401,974	401,395
Intangible assets amortization - payroll	1,347,306	1,256,202
Goodwill amortization (Note 14a)	327,946	339,518
Card marketing expenses	3,141,846	2,602,425
Other	8,951,970	7,233,248
Total	**17,105,811**	**15,715,379**

32) NON-OPERATING INCOME (LOSS)

	R$ thousands	
	Nine-month period ended September 30	
	2024	2023
Gain/loss on sale and write-off of assets and investments	103,864	129,667
Recording/reversal of non-operating provisions (1)	(154,901)	(199,969)
Other	17,496	49,407
Total	**(33,541)**	**(20,895)**

(1) Primarily includes the provision for impairment of non-financial assets held for sale.

33) INCOME TAXES

a) Calculation of income taxes (company income tax IRPJ and social contribution charges CSLL)

	R$ thousands	
	Nine-month period ended September 30	
	2024	2023
Income before income tax and social contribution	**15,472,465**	**12,371,829**
Total burden of income tax (25%) and social contribution (20%) at the current rates	(6,962,609)	(5,567,323)
Effect on the tax calculation:		
Equity investment in associates and jointly controlled companies	586,471	709,788
Net non-deductible expenses of non-taxable income	848,709	773,448
Interest on shareholders' equity (paid and payable)	3,678,382	3,873,695
Other amounts (1)	755,340	1,457,147
Income tax benefit/(expense)	**(1,093,707)**	**1,246,755**

(1) Includes: (i) the adjustment of the current rate for financial companies except banks, insurance companies and non-financial companies, in relation to the rates shown; and (ii) incentive deductions.

b) Breakdown of income tax and social contribution in the income statement

	R$ thousands	
	Nine-month period ended September 30	
	2024	2023
Current taxes:		
Income tax and social contribution expense	**(6,142,460)**	**(5,948,154)**
Deferred tax liabilities:		
Constitution/realization in the period on temporary additions and exclusions	5,218,583	7,468,738
Use of opening balances of:		
Social contribution loss	(182,341)	(235,597)
Income tax loss	(224,373)	(285,725)
Constitution in the period of:		
Social contribution loss	68,013	89,069
Income tax loss	168,871	158,424
Total deferred tax benefit	**5,048,753**	**7,194,909**
Income tax benefit/(expense)	**(1,093,707)**	**1,246,755**

c) Deferred income tax and social contribution

	R$ thousands			
	Balance on December 31, 2023	Amount recorded	Amount realized	Balance on September 30, 2024
Expected credit loss associated with credit risk	58,977,661	12,628,233	(7,039,310)	64,566,584
Civil provisions	3,778,419	280,822	(419,210)	3,640,031
Tax provisions	3,241,355	209,128	(82,809)	3,367,674
Labor provisions	2,068,012	212,292	(1,005,874)	1,274,430
Impairment of securities and investments	3,249,695	1,397,261	(1,168,292)	3,478,664
Non-financial assets held for sale	735,677	163,754	(186,186)	713,245
Fair value adjustment of trading securities and derivatives	270,016	574,575	(49,418)	795,173
Amortization of goodwill	221,934	11,901	(8,265)	225,570
Provision for interest on own capital	-	199,329	-	199,329
Other	5,438,415	1,924,485	(2,072,403)	5,290,497
Total deductible taxes on temporary differences	**77,981,184**	**17,601,780**	**(12,031,767)**	**83,551,197**
Income tax and social contribution losses in Brazil and overseas	18,893,423	236,884	(406,714)	18,723,593
Subtotal	**96,874,607**	**17,838,664**	**(12,438,481)**	**102,274,790**
Adjustment to fair value of available-for-sale securities	2,488,372	1,673,377	(763,170)	3,398,579
Total deferred tax assets	**99,362,979**	**19,512,041**	**(13,201,651)**	**105,673,369**
Deferred tax liabilities (Note 33e)	**5,271,884**	**1,625,661**	**(1,763,715)**	**5,133,830**
Deferred tax assets, net of deferred tax liabilities	**94,091,095**	**17,886,380**	**(11,437,936)**	**100,539,539**
- Percentage of net deferred tax assets on capital (Note 36b)	**62.8%**			**66.5%**
- Percentage of net deferred tax assets over total assets	**4.9%**			**5.0%**

d) Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution

	On September 30, 2024 - R$ thousand				
	Temporary differences		Carry-forward tax losses		Total
	Income tax	Social contribution	Income tax	Social contribution	
2024	3,864,595	3,043,554	122,281	50,034	7,080,464
2025	2,308,662	1,790,050	152,163	86,759	4,337,634
2026	6,111,128	4,849,100	137,342	75,139	11,172,709
2027	5,398,367	4,284,365	530,989	396,314	10,610,035
2028	6,833,708	5,245,662	498,254	373,921	12,951,545
2029	4,936,509	3,926,846	628,790	522,981	10,015,126
2030	6,004,980	4,745,281	1,562,180	1,230,356	13,542,797
2031	4,917,754	3,915,593	1,949,383	1,551,889	12,334,619
2032	5,108,589	4,024,280	2,614,893	2,117,335	13,865,097
2033	1,299,629	942,545	1,938,644	2,183,946	6,364,764
Total	**46,783,921**	**36,767,276**	**10,134,919**	**8,588,674**	**102,274,790**

The projection of realization of tax credits is an estimate and is not directly related to the expectation of accounting profits and contemplates the rules for losses incurred when receiving credits, established by Law No. 14,467/2022 and MP No. 1,261/24.

On September 30, 2024, the present value of deferred tax assets, calculated considering the average funding rate, net of tax effects, amounts to R$86,762,992 thousand (R$81,966,724 thousand on December 31, 2023), of which: R$71,979,248 thousand (R$67,374,572 thousand in December 2023) of temporary differences and R$14,783,744 thousand (R$14,592,152 thousand on December 31, 2023) of tax loss and negative basis of social contribution.

e) Deferred tax liabilities

	R$ thousands			
	Balance on December 31, 2023	Amount recorded	Amount realized	Balance on September 30, 2024
Fair value adjustment to securities and derivative financial instruments	1,150,588	9,828	(953,496)	206,920
Difference in depreciation	616,829	173,374	-	790,203
Judicial deposit	1,787,400	187,363	(30,012)	1,944,751
Other	955,972	1,040,240	(75,867)	1,920,345
Total deferred liabilities on temporary exclusions	**4,510,789**	**1,410,805**	**(1,059,375)**	**4,862,219**
Adjustment to fair value of available-for-sale securities	761,095	214,856	(704,340)	271,611
Total deferred tax liabilities (Note 33c)	**5,271,884**	**1,625,661**	**(1,763,715)**	**5,133,830**

34) STATEMENTS OF FINANCIAL POSITION AND INCOME BY OPERATING SEGMENT

a) Reconciliation of the Statement of Financial Position and Income Statement – Accounting vs. Managerial

Management uses a variety of information to assess the results of the business activities in which it is involved, including consolidated financial information derived from the financial statements prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Bacen, but subject to alternative consolidation policies.

The main differences of consolidation criteria are shown below, through the Reconciliation of the Statements of Financial Position and the Income Statements – Accounting vs. Managerial:

				R$ thousands
	Accounting Statement of Financial Position	Proportionately consolidated (1)	Consolidation adjustments (2)	Managerial Statement of Financial Position
Assets				
Cash and due from banks	17,380,912	151,069	(640,889)	16,891,092
Interbank investments and Compulsory deposits with the Brazilian Central Bank	332,820,731	2,587,880	(292,072)	335,116,539
Securities and derivative financial instruments	764,656,990	5,836,957	66,579,256	837,073,203
Loans and leases	583,550,266	(234,635)	(771,205)	582,544,426
Other financial instruments	180,944,825	201,591	(1,067,811)	180,078,605
Expected credit loss associated with credit risk	(48,485,867)	-	-	(48,485,867)
Deferred income tax assets	105,673,369	755,165	-	106,428,534
Investments in associates and jointly controlled entities	10,807,748	(5,676,362)	-	5,131,386
Premises and equipment	7,309,253	448,134	-	7,757,387
Intangible assets and goodwill	19,258,532	5,720,296	-	24,978,828
Other assets	29,777,195	2,745,168	(416,740)	32,105,623
Accumulated impairment of non-financial assets	(2,484,243)	223,757	-	(2,260,486)
Total on September 30, 2024	**2,001,209,711**	**12,759,020**	**63,390,539**	**2,077,359,270**
Total on December 31, 2023	**1,915,474,635**	**10,074,444**	**38,502,618**	**1,964,051,697**

				R$ thousands
	Accounting Statement of Financial Position	Proportionately consolidated (1)	Consolidation adjustments (2)	Managerial Statement of Financial Position
Liabilities				
Deposits from banks	348,896,603	1,842,765	52,513,591	403,252,959
Deposits from customers	612,464,439	(83,429)	2,767,570	615,148,580
Securities issued	257,447,673	-	11,961,240	269,408,913
Subordinated debts	52,494,905	-	-	52,494,905
Derivative financial instruments	16,442,559	-	(796,640)	15,645,919
Other financial liabilities	80,995,100	(1,502,403)	(397,433)	79,095,264
Provisions	427,229,067	1,005,994	(36,657)	428,198,404
Deferred tax liabilities	5,133,830	67,450	-	5,201,280
Other liabilities	36,386,531	10,053,673	(2,621,132)	43,819,072
Non-controlling shareholders'	787,778	1,374,970	-	2,162,748
Shareholders' Equity	162,931,226	-	-	162,931,226
Total on September 30, 2024	**2,001,209,711**	**12,759,020**	**63,390,539**	**2,077,359,270**
Total on December 31, 2023	**1,915,474,635**	**10,074,444**	**38,502,618**	**1,964,051,697**

				R$ thousands
	Accounting Income Statement	Proportionately consolidated (1)	Consolidation adjustments (2)	Managerial Income Statement
Revenue from financial intermediation	147,090,779	1,111,402	2,041,332	150,243,513
Expenses from financial intermediation	(88,368,205)	(339,639)	(3,832,776)	(92,540,620)
Financial margin	**58,722,574**	**771,763**	**(1,791,444)**	**57,702,893**
Expected Credit Loss Associated with Credit Risk expense	(24,964,235)			(24,964,235)
Gross income from financial intermediation	**33,758,339**	**771,763**	**(1,791,444)**	**32,738,658**
Other income from insurance, pension plans and capitalization bonds	8,209,236	-	-	8,209,236
Fee and commission income and income from banking fees	21,907,388	4,304,109	1,720,292	27,931,789
Personnel expenses	(17,917,850)	(822,190)	-	(18,740,040)
Other administrative expenses	(16,398,932)	(728,573)	197,698	(16,929,807)
Tax expenses	(5,221,225)	(667,206)	-	(5,888,431)
Share of profit (loss) of associates and jointly controlled entities	1,303,270	(1,027,244)	-	276,026
IR/CSI and Other income/expenses	(11,488,013)	(1,830,659)	(126,546)	(13,445,218)
Net Income in the nine-month period ended September 30, 2024	**14,152,213**	**-**	**-**	**14,152,213**
Net Income in the nine-month period ended September 30, 2023	**13,418,655**	**-**	**-**	**13,418,655**

(1) Refers to the effects of the consolidation adjustments arising from the investments consolidated proportionally (Grupo Cielo, Grupo Elopar, etc.) for managerial purposes; and
(2) Primarily relates to reversal of the consolidation of the exclusive funds.

b) Statement of financial position and income by segment – Managerial

The managerial information, hereinafter, was prepared based on reports used by Management to evaluate the performance and make decisions regarding the allocation of resources for investments and other purposes.

R$ thousands

	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Accounting Statement of Financial Position
	Brazil	Overseas	Brazil	Overseas			
Assets							
Cash and due from banks	12,025,698	5,908,737	1,008,516	6,179	819	(2,058,857)	16,891,092
Interbank investments and Compulsory deposits with the Brazilian Central Bank	333,431,987	1,684,552	-	-	-	-	335,116,539
Securities and derivative financial instruments	406,699,966	20,980,729	414,968,142	11,660	2,739,895	(8,327,189)	837,073,203
Loans and leases	526,483,924	88,130,169	-	-	-	(32,069,667)	582,544,426
Other financial instruments	180,434,929	315,647	10,426,008	30,492	117,181	(11,245,652)	180,078,605
Expected credit loss associated with credit risk	(46,955,704)	(1,530,163)	-	-	-	-	(48,485,867)
Deferred income tax assets	102,083,129	77,485	4,186,926	2,568	78,426	-	106,428,534
Investments in associates and jointly controlled entities	73,917,708	-	4,493,182	-	2,106	(73,281,610)	5,131,386
Premises and equipment	5,835,174	94,132	1,812,792	1,206	14,083	-	7,757,387
Intangible assets and goodwill	21,018,031	116,090	3,844,116	-	591	-	24,978,828
Other assets	24,816,590	1,559,678	5,695,466	1,069	43,207	(10,387)	32,105,623
Accumulated impairment of non-financial assets	(2,243,975)	-	(16,399)	-	(112)	-	(2,260,486)
Total on September 30, 2024	**1,637,547,457**	**117,337,056**	**446,418,749**	**53,174**	**2,996,196**	**(126,993,362)**	**2,077,359,270**
Total on December 31, 2023	**1,571,215,433**	**90,313,800**	**409,329,194**	**41,528**	**3,277,809**	**(110,126,067)**	**1,964,051,697**
Liabilities							
Deposits from banks	414,498,428	23,609,828	-	-	-	(34,855,297)	403,252,959
Deposits from customers	572,553,786	44,101,263	-	-	-	(1,506,469)	615,148,580
Securities issued	266,886,063	8,614,045	-	-	-	(6,091,195)	269,408,913
Subordinated debts	52,494,905	-	-	-	-	-	52,494,905
Derivative financial instruments	12,862,417	2,785,178	-	-	-	(1,676)	15,645,919
Other financial liabilities	79,072,288	22,976	-	-	-	-	79,095,264
Provisions	29,657,200	205,462	398,293,352	35,508	7,958	(1,076)	428,198,404
Deferred tax liabilities	4,473,176	68,348	653,116	-	6,640	-	5,201,280
Other liabilities	40,623,849	1,437,187	12,980,628	3,413	30,034	(11,256,039)	43,819,072
Non-controlling shareholders'	1,494,119	36,492,769	34,491,653	14,253	2,951,564	(73,281,610)	2,162,748
Shareholders' Equity	162,931,226	-	-	-	-	-	162,931,226
Total on September 30, 2024	**1,637,547,457**	**117,337,056**	**446,418,749**	**53,174**	**2,996,196**	**(126,993,362)**	**2,077,359,270**
Total on December 31, 2023	**1,571,215,433**	**90,313,800**	**409,329,194**	**41,528**	**3,277,809**	**(110,126,067)**	**1,964,051,697**

R$ thousands

	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Income Statement
	Brazil	Overseas	Brazil	Overseas			
Revenue from financial intermediation	118,717,995	5,556,712	27,657,242	3,593	245,767	(1,937,796)	150,243,513
Expenses from financial intermediation	(69,605,204)	(2,314,047)	(22,559,175)	-	-	1,937,806	(92,540,620)
Financial margin	**49,112,791**	**3,242,665**	**5,098,067**	**3,593**	**245,767**	**10**	**57,702,893**
Expected Credit Loss Associated with Credit Risk expense	(24,483,949)	(480,286)	-	-	-	-	(24,964,235)
Gross income from financial intermediation	**24,628,842**	**2,762,379**	**5,098,067**	**3,593**	**245,767**	**10**	**32,738,658**
Other income from insurance, pension plans and capitalization bonds	-	-	8,168,242	20,520	-	20,474	8,209,236
Fee and commission income and income from banking fees	25,933,330	559,373	1,436,978	-	47,745	(45,637)	27,931,789
Personnel expenses	(16,253,063)	(418,737)	(2,006,068)	(9,677)	(52,495)	-	(18,740,040)
Other administrative expenses	(15,235,250)	(353,070)	(1,603,929)	(8,810)	(24,436)	295,688	(16,929,807)
Tax expenses	(4,809,617)	(9,562)	(1,055,930)	-	(13,322)	-	(5,888,431)
Share of profit (loss) of associates and jointly controlled entities	93,151	-	182,875	-	-	-	276,026
IR/CSI and Other income/expenses	(8,873,105)	(514,325)	(3,697,655)	(5,422)	(84,176)	(270,535)	(13,445,218)
Net Income in the nine-month period ended September 30, 2024	**5,484,288**	**2,026,058**	**6,522,580**	**204**	**119,083**	**-**	**14,152,213**
Net Income in the nine-month period ended September 30, 2023	**5,435,796**	**1,265,433**	**6,495,604**	**1,676**	**220,146**	**-**	**13,418,655**

(1) The Financial segment is comprised of financial institutions, holding companies which are mainly responsible for managing financial resources, and credit card, consortium and asset management companies;
(2) The asset, liability, income and expense balances between Brazilian companies from the same segment and between overseas companies from the same segment are eliminated;
(3) The Insurance Group segment comprises insurance, pension plan and capitalization bond companies; and
(4) Refers to amounts eliminated among companies from different segments, as well as among operations carried out in Brazil and overseas.

35) RELATED-PARTY TRANSACTIONS

a) Related-party transactions (direct and indirect) are carried out in compliance with CMN Resolution No. 4,818/20 and CVM Resolution No. 94/22. The Organization has a related party Transaction Policy. The transactions are carried out under conditions and at rates consistent with those entered into with third parties at that time. The transactions are as follows:

R$ thousands

	Shareholders of the parent (1)		Associates and jointly controlled companies (2)		Key Management Personnel (3)		Total	
	On September 30, 2024	On December 31, 2023	On September 30, 2024	On December 31, 2023	On September 30, 2024	On December 31, 2023	On September 30, 2024	On December 31, 2023
Assets								
Securities and derivative financial instruments	-	-	616,805	597,902	-	-	616,805	597,902
Loans and other assets	9	13	2,077,365	3,535,976	158,869	188,985	2,236,243	3,724,974
Liabilities								
Demand deposits/Savings accounts	267	152	16,334	137,411	25,104	15,493	41,705	153,056
Time deposits	4,684,418	3,671,231	228,297	805,870	443,621	472,452	5,356,336	4,949,553
Securities sold under agreements to repurchase	201,110	58,779	124,574	28,565	-	33,246	325,684	120,590
Funds from issuance of securities and subordinated debts	21,800,402	19,045,768	-	-	786,687	1,324,020	22,587,089	20,369,788
Interest on own capital payable	2,079,232	2,298,873	-	-	-	-	2,079,232	2,298,873
Other liabilities	-	-	12,113,277	13,392,843	2,108	1,801	12,115,385	13,394,644

Nine-month period ended September 30 - R$ thousands

	Shareholders of the parent (1)		Associates and jointly controlled companies (2)		Key Management Personnel (3)		Total	
	2024	2023	2024	2023	2024	2023	2024	2023
Income/(expenses)								
Income from financial intermediation	-	73,420	98,855	57,226	4	19	98,859	130,665
Financial intermediation expenses	(2,162,062)	(2,469,595)	(67,897)	(206,858)	(105,261)	(148,369)	(2,335,220)	(2,824,822)
Income from services provided	92	123	103,180	183,367	47	132	103,319	183,622
Other expenses net of other operating revenues	79,642	64,605	(2,089,521)	(1,635,948)	(16,396)	(16,764)	(2,026,275)	(1,588,107)

(1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A., Nova Cidade de Deus Participações S.A. and NCD Participações Ltda.;
(2) Companies listed in Note 12; and
(3) Members of the Board of Directors and the Board of Executive Officers.

b) Remuneration of Key Management Personnel

Each year, the Annual Shareholders' Meeting approves:

- The annual total amount of Management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company's Bylaws; and
- The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Bradesco Organization (Bradesco S.A. and other companies in the group).

For 2024, the maximum amount of R$618,177 thousand was determined for the remuneration of the Directors and R$605,000 thousand to cover supplementary pension plan defined contributions.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of Preferred Class B Shares issued by BBD Participações S.A. and/or Preferred Shares issued by Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This program complies with CMN Resolution No. 3,921/10, which sets forth a management compensation policy for financial institutions.

Short and medium term remuneration to Key Management Personnel

	R$ thousands	
	Nine-month period ended September 30	
	2024	2023
Remuneration	357,699	474,499
Total	**357,699**	**474,499**

Post-employment benefits

	R$ thousands	
	Nine-month period ended September 30	
	2024	2023
Defined contribution pension plans	405,470	459,262
Total	**405,470**	**459,262**

Bradesco does not offer its Key Management Personnel long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by CMN Resolution No. 3,989/11.

Shareholding

Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

Direct ownership	On September 30, 2024	On December 31, 2023
• Common shares	0.32%	0.33%
• Preferred shares	0.90%	0.83%
• Total shares (1)	**0.61%**	**0.58%**

(1) On September 30, 2024, direct and indirect shareholding of the members of Bradesco's Board of Directors and Board of Executive Officers amounted to 1.66% of common shares, 0.92% of preferred shares and 1.29% of all shares (1.63% of common shares, 0.85% of preferred shares and 1.24% of all shares on December 31, 2023).

36) RISK AND CAPITAL MANAGEMENT

a) Risk Management

The activity of risk management is highly strategic due to the increasing complexity of products and services and the globalization of the Organization business. The dynamic nature of the market requires the constant improvement of risk management activity.

Bradesco carries out a corporate risk control in an integrated and independent manner, preserving and giving value to a collective decision-making environment, developing and implementing methodologies, models and tools for measurement and control. It promotes the dissemination of the risk culture to all employees, at all hierarchical levels, from the business areas to the Board of Directors.

The risk management and capital structures are composed of various committees, commissions and departments that subsidize the Board of Directors, the Chief Executive Officer, the Chief Risk Officer (CRO) and the Executive Board of the Organization in making strategic decisions.

Among the governance forums related to the topic, the following stand out:

- **Risk Committee** is responsible for evaluating the Organization's risk management framework and, eventually, proposing improvements and challenging the Organization's risk structure in the face of new trends and/or threats, as well as advising the Board of Directors in the performance of its tasks. responsibilities in the management and control of risks and capital;
- **Integrated Risk Management and Capital Allocation Committee – COGIRAC**, whose objective is to advise the Chief Executive Officer in carrying out his duties related to the management and control of all risks and the Organization's capital.

Detailed information on risk management process, reference equity and also Bradesco's risks exposures may be found in Risk Management Report – Pillar 3, available on the Investors Relations website Bradesco RI - None of the information contained on the websites referred to or referenced in these consolidated financial statements is part of, or incorporated by reference in, the consolidated financial statements.

b) Capital Management

The Basel Ratio is part of the set of indicators monitored and evaluated in the process of Capital Management and is intended to measure the sufficiency of capital in relation to the exposure to risks. The table below shows the composition of the Reference Equity and of the Risk Weighted Assets, according to the standards of Bacen. During the year ended on September 30, 2024, Bradesco fulfilled all the minimum regulatory requirements.

Below is the Basel Ratio:

Calculation basis - Basel Ratio	R$ thousands	
	Basel III	
	On September 30, 2024	On December 31, 2023
	Prudential	
Regulatory capital - values		
Common equity	112,401,276	110,689,318
Level I	127,210,791	125,412,066
Reference Equity - RE	151,190,227	149,969,145
Risk-weighted assets (RWA) - amounts		
Total RWA	1,000,932,001	947,737,574
Regulatory capital as a proportion of RWA		
Index of Common equity - ICP	11.2%	11.7%
Tier I Capital	12.7%	13.2%
Basel Ratio	15.1%	15.8%
Additional Common Equity (ACP) as a proportion of RWA		
Additional Common Equity Conservation - ACPConservation	2.50%	2.50%
Additional Contracyclic Common Equity – ACPContracyclic	0.00%	0.00%
Additional Systemic Importance of Common Equity - Systemic ACPS	1.00%	1.00%
Total ACP (1)	3.50%	3.50%
Excess Margin of Common Equity	3.23%	3.68%
Leverage Ratio (AR)		
Total exposure	1,815,707,144	1,714,042,678
AR	7.0%	7.3%
Short Term Liquidity Indicator (LCR)		
Total High Quality Liquid Assets (HQLA)	207,142,998	248,691,252
Total net cash outflow	132,421,550	129,797,562
LCR	156.4%	191.6%
Long Term Liquidity Indicator (NSFR)		
Available stable funding (ASF)	952,932,612	934,324,784
Stable resources required (RSF)	783,770,959	737,181,037
NSFR	121.6%	126.7%

(1) Failure to comply with ACP rules may result in restrictions on the payment of dividends and interest on equity, net surplus, share buyback, reduction of capital stock, and variable compensation to its managers.

c) Indicator of Global Systemic Importance (IAISG)

In accordance with the Bacen Resolutions No. 171/21 and No. 54/20 the calculation for the evaluation of global systemic importance (IAISG), calculated on a consolidated basis, which establishes an additional capital requirement for financial institutions classified as systemically important is disclosed by Bradesco.

d) Market Risk

Our market risk management process is run on a corporate wide basis, from business areas to the Board of Directors. This process involves several areas with specific purposes, ensuring an efficient structure, with market risk measurement and control carried out on a centralized and independent basis. This process allowed the Organization to be the first financial institution in the country authorized by the Central Bank of Brazil to use, since January 2013, its in-house models of market risk to determine our regulatory capital requirement. The management process, approved by the Board of Directors, is also reassessed at least annually by the relevant committees and the Board of Directors itself. Proposed market risk limits are validated by specific committees for approval by the Integrated Risk Management and Capital Allocation

Committee, to be submitted to the Board of Directors depending on the characteristics of business, which are separated into the following portfolios:

Trading Portfolio: it is composed of all the operations made with financial instruments, including derivatives, held for trading or destined to hedge other instruments of the portfolio itself, and that are not subject to any trading restrictions. The financial instruments held for trading are those destined for resale, to obtain benefits based on the variation of effective or expected prices, or for arbitrage, Portfolio risks in these cases are monitored by:

- Value at Risk (VaR);
- Stress (impact measurement of extreme events, based on historical and prospective scenarios);
- Results; and
- Financial Exposure/ Concentration.

Banking Portfolio: composed of financial instruments not classified in the Trading Portfolio, originating from other business of the Organization and their respective hedges. Portfolio risks in these cases are monitored by:

- Change in economic value due to changes in interest rates – ΔEVE (Economic Value of Equity); and
- Change in net interest income due to changes in interest rates – ΔNII (Net Interest Income).

VaR Internal Model - Trading Portfolio

Below is the 1-day VaR:

Risk factors (1)		R$ thousands
	On September 30, 2024	On December 31, 2023
Fixed rates	1,441	3,010
IGPM/IPCA	5,718	7,671
Exchange coupon	14	311
Foreign currency	7,792	2,507
Equities	3,815	2,003
Sovereign/Eurobonds and Treasuries	5,610	3,283
Other	11,741	2,340
Correlation/diversification effect	(13,917)	(13,657)
VaR (Value at Risk)	**22,213**	**7,468**

(1) Amounts net of tax effects.

Sensitivity analysis of financial exposures

Sensitivity analysis of the Organization's financial exposures (Trading and Banking Portfolio) were carried out based on scenarios prepared at the respective dates, always considering market data at the time and scenarios that would adversely affect our positions, according to the examples below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$5.45 a scenario of R$5.50 was used, while for a 1-year fixed interest rate of 12.18%, a 12.19% scenario was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$5.45 a scenario of R$6.81 was used, while for a 1-year fixed interest rate of 12.18%, a 15.23% scenario was applied. The

scenarios for other risk factors also accounted for 25.0% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$5.45 a scenario of R$8.17 was used, while for a 1-year fixed interest rate of 12.18%, a 18.27% scenario was applied. The scenarios for other risk factors also account for 50.0% stresses in the respective curves or prices.

The results presented reveal the impacts for each scenario in a static position of the portfolio. The dynamism of the market and portfolios means that these positions change continuously. In addition, the Organization has a continuous market risk management process, which is always searching for ways to mitigate the associated risks, according to the strategy determined by Senior Management. Therefore, where there are indicators of deterioration in certain positions, proactive measures are taken to minimize any potential negative impact and maximize the risk/return ratio for the Organization.

I - Sensitivity Analysis – Trading Portfolio

							R$ thousands
		Trading Portfolio (1)					
		On September 30, 2024			On December 31, 2023		
		Scenarios			Scenarios		
		1	2	3	1	2	3
Interest rate in Reais (2)	Exposure subject to variations in fixed interest rates and interest rate coupons	(70)	(20,376)	(44,188)	(25)	(14,760)	(27,497)
Price indexes	Exposure subject to variations in price index coupon rates	(400)	(38,598)	(72,106)	(3,861)	(130,968)	(266,123)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(2)	(240)	(475)	(18)	(2,783)	(5,489)
Foreign currency	Exposure subject to exchange rate variations	4,733	118,332	236,663	1,507	37,669	75,338
Equities	Exposure subject to variation in stock prices	(1,082)	(27,041)	(54,082)	1,188	29,696	59,392
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(405)	(36,250)	(70,308)	128	8,831	15,365
Other	Exposure not classified in other definitions	(51)	(1,273)	(2,546)	(94)	(2,341)	(4,683)
Total excluding correlation of risk factors		**2,725**	**(5,446)**	**(7,041)**	**(1,176)**	**(74,656)**	**(153,695)**

(1) Amounts net of tax effects; and

(2) As a reference for the shocks applied to the 1-year rates, the values were approximately 296 bps and 577 bps (scenarios 2 and 3 respectively) as of September 30, 2024 (December 31, 2023 - the values were approximately 245 bps and 480 bps in scenarios 2 and 3 respectively).

Presented below are the impacts of the financial exposures (fair value) also considering the Banking Portfolio (composed of operations not classified in the Trading Portfolio, originating from other business of the Organization and their respective hedges).

II - Sensitivity Analysis – Trading and Banking Portfolios

		R$ thousands					
		Trading and Banking Portfolios (1)					
		On September 30, 2024			On December 31, 2023		
		Scenarios			Scenarios		
		1	2	3	1	2	3
Interest rate in Reais (2)	Exposure subject to variations in fixed interest rates and interest rate coupons	(8,758)	(2,877,839)	(5,755,681)	(2,113)	(845,801)	(1,949,962)
Price indexes	Exposure subject to variations in price index coupon rates	(15,343)	(2,348,971)	(4,207,780)	(20,461)	(2,347,022)	(4,307,241)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	681	65,014	111,796	(985)	(112,436)	(216,387)
Foreign currency	Exposure subject to exchange rate variations	115	2,864	5,727	(2,212)	(55,293)	(110,585)
Equities	Exposure subject to variation in stock prices	(33,395)	(834,873)	(1,669,746)	(43,432)	(1,085,794)	(2,171,588)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(537)	(22,261)	(35,105)	(1,172)	(117,366)	(229,078)
Other	Exposure not classified in other definitions	(56)	(1,397)	(2,794)	(41)	(1,016)	(2,031)
Total excluding correlation of risk factors		**(57,294)**	**(6,017,463)**	**(11,553,582)**	**(70,415)**	**(4,564,728)**	**(8,986,872)**

(1) Amounts net of tax effects; and
(2) As a reference for the shocks applied to the 1-year rates, the values were approximately 297 bps and 584 bps (scenarios 2 and 3 respectively) as of September 30, 2024 (December 31, 2023 - the values were approximately 269 bps and 548 bps in scenarios 2 and 3 respectively).

e) Socio-environmental Risk

Social and environmental risks represent the possibility of financial losses for the Organization due to the potential impacts resulting from damage that an economic activity can cause to society and the environment. These risks, when associated with financial institutions, are indirect and arise from business relationships, including those with the supply chain and with customers through financing and investment activities.

As a guide for this work, we use the Social, Environmental and Climate Responsibility Policy (PRSAC), Resolution of the National Monetary Council No. 4,945/2021 and the Banking Self-Regulation System of the Brazilian Federation of Banks (SARB) No. 14/2014, which establish principles and guidelines, observed in the principles of relevance and proportionality, as well as guiding the conduct of our business, activities and processes.

The social and environmental risks managements process has a governance structure made up of committees, policies, standards and procedures, which is designed to ensure that risks are identified, measured, mitigated, tracked, and reported for various activities, including lending, investments and supplier management.

The Organization works to improve the criteria for managing these risks and strengthening processes through a set of actions, including media research and consultations with in-house and public databases, to identify potential social or environmental violations.

We also have socio-environmental contractual clauses, which provide for the possibility of early expiration of contracts if non-compliance with any contractual obligation is identified.

We have made several commitments related to environmental and social aspects, such as the Equator Principles, Carbon Disclosure Project (CDP), the Principles for Responsible Investment (PRI), the Business Charter for Human Rights and the Promotion of Decent Work (Ethos), the United Nations Environment Program (UNEP- FI), the Global Compact, among others.

The social and environmental risk management structure is composed of various forums and departments that subsidize the Board of Directors, the Chief Executive Officer, the Chief Risk Officer (CRO) and the Board of Executive Officers of the Organization in the exercise of their duties.

f) Climate Risk

Climate risk represents the potential for financial losses to the Organization due to the potential impacts of climate change. As defined in CMN Resolution No. 4,557, it refers to the potential for losses to the institution caused by events associated with frequent and severe weather or long-term environmental changes that may be related to shifts in weather patterns (physical risks). In response to the increase in these risks, socio-economic shifts are expected to occur that could cause potential losses to the Organization resulting from events associated with the transition process to a low-carbon economy, in which the emission of greenhouse gases is reduced or offset and the natural mechanisms for capturing these gases are preserved (transition risks).

Climate risk, when associated with financial institutions, is mostly indirect and comes from business relationships with clients and suppliers.

The climate risk management has a governance structure made up of committees, policies, standards and procedures, which help to identify, classify and monitor climate risks, in accordance with BCB Resolutions and in line with the principles of relevance and proportionality, necessary in view of the complexity of the Organization's financial products and profile of activities.

The management process is reflected in the Standard, which contains the scope of analysis defined by the Organization and consists of identifying, classifying and monitoring the level of climate risk, aiming to support decision-making. Additionally, the exposure of the credit portfolio to the potential impacts of climate change by sector is monitored.

Matters related to the analysis and monitoring of climate risk are reported to the areas involved in the credit operations process, in addition to periodic reports to the Executive Board and Board of Directors.

The Organization has assumed commitments related to climate aspects, with an emphasis on the Net-Zero Banking Alliance (NZBA), Principles for Responsible Investment (PRI), in addition to being a signatory to the Global Compact and part of the United Nations for the Environment Program (UNEP FI). Since 2019, the Organization has been participating in industry initiatives focused on developing climate risk management methodologies and tools for the banking industry that are in line with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD).

g) Statement of financial position by currency and maturity

I – The statement of financial position by currency

R$ thousands

	On September 30, 2024			On December 31, 2023
	Total	Local currency	Foreign currency (1) (2)	Foreign currency (1) (2)
Assets				
Cash and due from banks	**17,380,912**	**9,717,834**	**7,663,078**	**5,754,226**
Financial instruments	**1,856,325,847**	**1,739,322,557**	**117,003,290**	**85,823,930**
- Interbank investments	209,101,121	207,393,307	1,707,814	3,623,146
- Compulsory deposits with the Brazilian Central Bank	123,719,610	123,652,044	67,566	43,016
- Securities	748,532,803	731,089,593	17,443,210	22,009,272
- Derivative financial instruments	16,124,187	14,896,816	1,227,371	1,539,223
- Loans	577,903,301	515,551,688	62,351,613	39,616,727
- Other financial instruments	180,944,825	146,739,109	34,205,716	18,992,546
Leases	**5,646,965**	**5,646,965**	**-**	**-**
Expected credit loss associated with credit risk	**(48,485,867)**	**(46,955,704)**	**(1,530,163)**	**(1,355,644)**
- Loans	(46,335,049)	(44,804,987)	(1,530,062)	(1,355,591)
- Leases	(52,467)	(52,467)	-	-
- Other receivables	(2,098,351)	(2,098,250)	(101)	(53)
Deferred income tax assets	**105,673,369**	**105,593,316**	**80,053**	**185,108**
Investments in associates and jointly controlled entities	**10,807,748**	**10,807,748**	**-**	**-**
Premises and equipment	**21,511,691**	**21,259,192**	**252,499**	**236,522**
Intangible assets	**49,266,230**	**49,081,213**	**185,017**	**224,858**
Accumulated depreciation and amortization	**(44,210,136)**	**(43,979,797)**	**(230,339)**	**(321,354)**
- Premises and equipment	(14,202,438)	(14,044,753)	(157,685)	(149,894)
- Intangible assets	(30,007,698)	(29,935,044)	(72,654)	(171,460)
Other assets	**29,777,195**	**28,216,431**	**1,560,764**	**1,574,126**
Accumulated impairment of non-financial assets	**(2,484,243)**	**(2,484,243)**	**-**	**-**
Total assets	**2,001,209,711**	**1,876,225,512**	**124,984,199**	**92,121,772**
Liabilities				
Deposits and other financial liabilities	**1,368,741,279**	**1,252,825,597**	**115,915,682**	**82,109,454**
- Deposits from banks	348,896,603	303,337,710	45,558,893	24,096,631
- Deposits from customers	612,464,439	571,830,724	40,633,715	34,301,273
- Securities issued	257,447,673	248,833,628	8,614,045	7,368,531
- Subordinated debts	52,494,905	52,494,905	-	-
- Derivative financial instruments	16,442,559	12,534,940	3,907,619	3,852,537
- Other financial liabilities	80,995,100	63,793,690	17,201,410	12,490,482
Provisions	**427,229,067**	**426,988,972**	**240,095**	**166,008**
- Technical provision for insurance, pension plans and capitalization bonds	393,719,526	393,699,708	19,818	17,444
- Other provisions	33,509,541	33,289,264	220,277	148,564
Deferred tax liabilities	**5,133,830**	**5,065,482**	**68,348**	**56,300**
Other liabilities	**36,386,531**	**34,921,527**	**1,465,004**	**1,079,956**
Total liabilities	**1,837,490,707**	**1,719,801,578**	**117,689,129**	**83,411,718**
Shareholders' equity				
Equity attributable to shareholders of the parent	162,931,226	162,931,226	-	-
Non-controlling interests	787,778	787,778	-	-
Total Shareholders' Equity	**163,719,004**	**163,719,004**	**-**	**-**
Total Liability and Shareholders' Equity	**2,001,209,711**	**1,883,520,582**	**117,689,129**	**83,411,718**
Net position of assets and liabilities			**7,295,070**	**8,710,054**
Net position of derivatives (2)			(15,031,476)	(15,768,731)
Other net off-balance-sheet accounts (3)			(697,867)	(666,054)
Net foreign exchange position (passive) (4)			**(8,434,273)**	**(7,724,731)**

(1) Amounts originally recognized and/or indexed mainly in US$;
(2) Excluding operations maturing in D+1, to be settled at the rate on the last day of the month;
(3) Other commitments recorded in memorandum accounts; and
(4) Assets, liabilities and results of foreign investments and dependencies are translated into Brazilian reais at the local currency exchange rates, and the effects resulting from the conversion process, which totaled R$3,355,155 thousand in the nine-month period ended September 30, 2024 (R$(1,192,412) thousand in 2023), were recorded in the Income Statement. These effects were off-set by the results obtained by the financial instruments used to hedge the effects of the foreign exchange variation produced by our investments abroad. For investments abroad that have a functional currency different from the real, the effects of the conversion are recorded in other comprehensive income as Asset Valuation Adjustments in the amount of R$605,219 thousand (R$360,437 thousand in 2023).

II - The statement of financial position by maturity

R$ thousands

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	No stated maturity	Total
Assets						
Cash and due from banks	**17,380,912**	-	-	-	-	**17,380,912**
Financial instruments	**1,011,658,905**	**193,514,342**	**114,258,111**	**536,894,489**	-	**1,856,325,847**
- Interbank investments (1)	187,780,498	15,360,736	2,025,706	3,934,181	-	209,101,121
- Compulsory deposits with the Brazilian Central Bank	123,719,610	-	-	-	-	123,719,610
- Securities (1) (2)	501,568,415	35,010,604	21,125,645	190,828,139	-	748,532,803
- Derivative financial instruments (1) (2)	7,627,676	1,694,347	554,415	6,247,749	-	16,124,187
- Loans	72,306,513	101,685,409	84,133,397	319,777,982	-	577,903,301
- Other financial instruments	118,656,193	39,763,246	6,418,948	16,106,438	-	180,944,825
Leases	**181,632**	**1,063,679**	**896,792**	**3,504,862**	-	**5,646,965**
Expected credit loss associated with credit risk	**(16,329,376)**	**(7,268,833)**	**(5,556,446)**	**(19,331,212)**	-	**(48,485,867)**
- Loans	(15,198,501)	(6,510,843)	(5,378,859)	(19,246,846)	-	(46,335,049)
- Leases	(2,943)	(8,761)	(8,090)	(32,673)	-	(52,467)
- Other receivables	(1,127,932)	(749,229)	(169,497)	(51,693)	-	(2,098,351)
Deferred income tax assets	**636,854**	**8,543,925**	**2,300,008**	**94,192,582**	-	**105,673,369**
Investments in associates and jointly controlled entities	-	-	-	-	**10,807,748**	**10,807,748**
Premises and equipment	**224,126**	**1,120,632**	**1,344,758**	**3,889,450**	**730,287**	**7,309,253**
Intangible assets	**515,391**	**2,116,290**	**2,082,161**	**14,292,232**	**252,458**	**19,258,532**
Other assets	**16,799,821**	**603,232**	**2,055,127**	**10,319,015**	-	**29,777,195**
Accumulated impairment of non-financial assets	**(2,484,072)**	-	-	**(171)**	-	**(2,484,243)**
Total on September 30, 2024	**1,028,584,193**	**199,693,267**	**117,380,511**	**643,761,247**	**11,790,493**	**2,001,209,711**
Total on December 31, 2023	**938,630,396**	**186,234,290**	**124,679,116**	**655,237,023**	**10,693,810**	**1,915,474,635**

R$ thousands

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	No stated maturity	Total
Liabilities						
Deposits and other financial liabilities	**561,913,713**	**142,428,895**	**175,581,297**	**474,007,859**	**14,809,515**	**1,368,741,279**
- Deposits from banks (1) (3)	284,863,996	28,548,930	16,464,409	19,019,268	-	348,896,603
- Deposits from customers (3)	204,541,169	52,065,159	89,376,187	266,481,924	-	612,464,439
- Securities issued	3,618,773	42,748,362	56,280,697	154,799,841	-	257,447,673
- Subordinated debts	-	1,078,468	9,735,246	26,871,676	14,809,515	52,494,905
- Derivative financial instruments	9,781,273	2,030,793	950,174	3,680,319	-	16,442,559
- Other financial liabilities	59,108,502	15,957,183	2,774,584	3,154,831	-	80,995,100
Provisions	**359,634,016**	**1,263,881**	**1,168,609**	**65,162,561**	**-**	**427,229,067**
- Technical provision for insurance, pension plans and capitalization bonds (3)	345,824,625	-	-	47,894,901	-	393,719,526
- Other provisions	13,809,391	1,263,881	1,168,609	17,267,660	-	33,509,541
Deferred tax liabilities	**463,655**	**954,290**	**83,663**	**3,632,222**	**-**	**5,133,830**
Other liabilities	**34,242,409**	**572,513**	**557,870**	**1,013,739**	**-**	**36,386,531**
Shareholders' Equity						
Equity attributable to shareholders of the parent	-	-	-	-	162,931,226	162,931,226
Non-controlling interests	-	-	-	-	787,778	787,778
Total Shareholders' Equity	**-**	**-**	**-**	**-**	**163,719,004**	**163,719,004**
Total on September 30, 2024	**956,253,793**	**145,219,579**	**177,391,439**	**543,816,381**	**178,528,519**	**2,001,209,711**
Total on December 31, 2023	**897,472,672**	**103,899,472**	**130,039,248**	**607,212,802**	**176,850,441**	**1,915,474,635**

Net assets on September 30, 2024	**72,330,400**	**126,804,088**	**66,793,160**	**166,738,026**		
Net assets on December 31, 2023	**41,157,724**	**123,492,542**	**118,132,410**	**166,156,631**		

(1) Repurchase agreements are classified according to the maturity of the transactions;

(2) Investments in investment funds are classified as 1 to 30 days; and

(3) Demand and savings deposits and technical provisions for insurance, pension plans and capitalization bonds comprising "VGBL" and "PGBL" products are classified as 1 to 30 days, without considering average historical turnover.

37) EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a private defined contribution pension for its employees, including management, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

The supplementary pension plan counts on contributions from employees and managers of Bradesco and its subsidiaries equivalent to at least 4% of the salary by employees and, 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death) by the company. Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, now closed to new members, the present value of the actuarial obligations of the plan is fully covered by guarantee assets.

Kirton Bank S.A. Banco Múltiplo and Ágora Corretora de Seguros S.A. sponsor supplementary pension plans in the variable contribution and defined benefit modalities, through the Baneb Social Security Foundation – Bases, for former Baneb employees.

Banco Bradesco S.A. sponsors a supplementary pension plan in the variable contribution modality, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof), to employees originating from Banco BEM S.A.

Banco Bradesco S.A. sponsors a supplementary pension plan in the defined benefit modality through Caixa de Previdência Privada Bec – Cabec for employees of Banco do Estado do Ceará S.A.

Banco Bradesco S.A., Kirton Bank S.A. Banco Múltiplo, Bradesco Capitalização S.A., Bradescor Corretora de Seguros Ltda., Bradesco Kirton Corretora de Câmbio S.A. and Bradesco Seguros S.A. sponsor a supplementary pension plan in the defined benefit modality, through Multibra Fundo de Pensão, for employees from Banco Bamerindus do Brasil S.A..

Banco Bradesco S.A. also took on the obligations of Kirton Bank S.A. Banco Múltiplo with regard to Life Insurance, Health Insurance Plans, and Retirement Compensation for employees coming from Banco Bamerindus do Brasil S.A., as well the Health Plan of employees from Lloyds.

Bradesco, in its offices abroad, provides pension plans for its employees and managers, in accordance with the standards established by the local authorities, which allows the accrual of financial resources during the professional career of the participant.

Total contributions made, in the nine-month period ended September 30, 2024, were R$840,297 thousand (R$918,994 thousand in 2023).

In addition to this benefit, Bradesco and its subsidiaries offer their employees, including managers other benefits, including: health insurance, dental care, life and personal accident insurance and professional training, the amount of these expenses, including the

contributions mentioned above, totaled, in the nine-month period ended September 30, 2024, the amount of R$4,626,738 thousand (R$4,310,913 thousand in 2023).

38) FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The carrying amounts and the fair values of the financial assets and liabilities are:

				R$ thousands
	On September 30, 2024		On December 31, 2023	
	Book value	Fair Value	Book value	Fair Value
Assets				
Interbank investments	209,101,121	209,117,311	205,102,659	205,228,671
Compulsory deposits with the Brazilian Central Bank	123,719,610	123,719,610	133,721,827	133,721,827
Securities:				
- Trading securities	340,567,647	340,567,647	366,650,528	366,650,528
- Available-for-sale securities	317,682,782	317,682,782	291,678,051	291,678,051
- Held-to-maturity securities	90,282,374	87,002,895	98,756,117	100,726,392
Derivative financial instruments	16,124,187	16,124,187	15,413,349	15,413,349
Loans (1)	689,438,172	692,165,342	628,596,602	625,991,386
Other financial instruments	94,467,426	94,467,426	64,172,536	64,172,536
Liabilities				
Deposits from banks	348,896,603	358,506,620	323,422,783	332,089,303
Deposits from customers	612,464,439	613,135,538	621,934,680	599,473,510
Securities issued	257,447,673	259,227,021	244,966,258	226,021,936
Subordinated debts	52,494,905	54,423,794	50,337,854	52,423,119
Derivative financial instruments	16,442,559	16,442,559	15,542,220	15,542,220
Other financial liabilities	61,584,593	61,584,593	56,469,356	56,469,356

(1) Includes advances on foreign exchange contracts, leases and other receivables with lending characteristics.

For financial instruments that are measured at fair value, the disclosure of the measurements is required according to the following hierarchical levels of fair value:

- Level 1

Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active market, as well as Brazilian government securities that are highly liquid and are actively traded in over-the-counter markets.

- Level 2

Valuation uses observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data, including but not limited to yield curves, interest rates, volatilities, equity or debt prices and foreign exchange rates.

- Level 3

Valuation uses unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities normally include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant Management judgment or estimation. This category generally includes certain corporate and bank debt securities and certain derivative contracts. The main unobservable inputs used in the determination of the fair value are the credit spreads that vary between 3% and 21%.

To fair value securities which have no consistent, regularly updated, public price source, the Organization uses models defined by its CMM (mark-to-market commission) and documented in the fair value manual for each security type.

The table below presents the composition of the securities and derivative financial instruments measured at fair value, classified using the hierarchical levels:

R$ thousands

	On September 30, 2024				On December 31, 2023			
	Level 1	Level 2	Level 3	Fair Value	Level 1	Level 2	Level 3	Fair Value
Trading securities	**305,481,016**	**34,175,585**	**911,046**	**340,567,647**	**315,355,048**	**50,494,149**	**801,331**	**366,650,528**
Financial treasury bills	192,936,783	-	-	192,936,783	160,173,438	-	-	160,173,438
National treasury notes	44,445,249	-	-	44,445,249	54,277,116	5,125,479	-	59,402,595
Financial bills	-	30,579,545	-	30,579,545	-	34,377,011	-	34,377,011
National treasury bills	24,191,142	-	-	24,191,142	63,010,231	-	-	63,010,231
Debentures	20,230,531	2,919,134	44,545	23,194,210	14,936,804	3,865,590	30,417	18,832,811
Other	23,677,311	676,906	866,501	25,220,718	22,957,459	7,126,069	770,914	30,854,442
Derivatives	**(1,861,852)**	**1,942,083**	**(398,603)**	**(318,372)**	**(1,840,440)**	**2,087,979**	**(376,410)**	**(128,871)**
Derivative financial instruments (assets)	7,212,103	8,751,170	160,914	16,124,187	3,939,198	11,321,165	152,986	15,413,349
Derivative financial instruments (liabilities)	(9,073,955)	(6,809,087)	(559,517)	(16,442,559)	(5,779,638)	(9,233,186)	(529,396)	(15,542,220)
Available-for-sale securities	**201,637,944**	**103,544,747**	**12,500,091**	**317,682,782**	**169,981,863**	**111,261,933**	**10,434,255**	**291,678,051**
National treasury notes	101,682,653	-	-	101,682,653	85,444,307	-	-	85,444,307
Debentures	10,430,067	42,838,484	8,693,577	61,962,128	8,883,770	56,305,399	7,767,360	72,956,529
National treasury bills	43,564,647	-	-	43,564,647	28,831,865	-	-	28,831,865
Financial treasury bills	25,690,453	-	-	25,690,453	29,784,559	-	-	29,784,559
Rural product notes	-	29,617,477	1,326,333	30,943,810	-	25,150,825	1,005,140	26,155,965
Stocks	3,909,679	4,000,000	2,203,361	10,113,040	4,268,341	5,534,500	1,225,021	11,027,862
Foreign government bonds	7,937,836	2,453,509	-	10,391,345	7,701,252	2,693,187	-	10,394,439
Promissory notes	-	18,185,359	-	18,185,359	-	15,565,716	-	15,565,716
Other	8,422,609	6,449,918	276,820	15,149,347	5,067,769	6,012,306	436,734	11,516,809
Total	**505,257,108**	**139,662,415**	**13,012,534**	**657,932,057**	**483,496,471**	**163,844,061**	**10,859,176**	**658,199,708**
Public	**443,921,572**	**2,453,509**	**12,944**	**446,388,025**	**431,450,899**	**7,818,666**	**16,607**	**439,286,172**
Private	**61,335,536**	**137,208,906**	**12,999,590**	**211,544,032**	**52,045,572**	**156,025,395**	**10,842,569**	**218,913,536**

Derivative Assets and Liabilities

The Organization's derivative positions are determined using quantitative models that require the use of multiple inputs including interest rates, prices and indexes to generate continuous yield or pricing curves and volatility factors. The majority of market inputs are observable and can be obtained mainly from B3 and the secondary market. Exchange traded derivatives valued using quoted prices are classified within Level 1 of the valuation hierarchy. However, few classes of derivative contracts are listed on an exchange; all others are classified as Level 2 or Level 3.

The yield curves are used to determine the fair value by the method of discounted cash flow, for currency swaps and swaps based on other risk factors. The fair value of futures and forward contracts is also determined based on quoted market prices on the exchanges for exchanges-traded derivatives or using similar methodologies to those described for swaps. The fair value of options is determined using external quoted prices or mathematical models, such as Black-Scholes, using yield curves, implied volatilities and the fair value of the underlying asset. Current market prices are used to determine the implied volatilities. The fair values of derivative assets and liabilities also include adjustments for market liquidity, counterparty credit quality and other specific factors, where appropriate.

The majority of these models do not contain a high level of subjectivity as the methodologies used in the models do not require significant judgment and inputs to the model are readily observable from active quoted markets. Such instruments are generally classified within Level 2 of the valuation hierarchy.

Derivatives that are valued using significant unobservable market parameters and that are not actively traded are classified within Level 3 of the valuation hierarchy.

The table below presents a reconciliation of all securities and derivative financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

					R$ thousands
	Trading securities	Assets Derivative	Liabilities Derivatives	Available-for-sale securities	Total
Balance on January 1, 2024	**801,331**	**152,986**	**(529,396)**	**10,434,255**	**10,859,176**
Recognized in income	105,164	-	-	492,657	597,821
Recognized in accumulated other comprehensive income	-	-	-	(2,058,975)	(2,058,975)
Acquisitions	44,447	7,928	(30,121)	5,022,253	5,044,507
Disposals	(39,896)	-	-	(2,736,407)	(2,776,303)
Maturities	-	-	-	(207,047)	(207,047)
Transfers (to)/from other levels (1)	-	-	-	1,553,355	1,553,355
Balance on September 30, 2024	**911,046**	**160,914**	**(559,517)**	**12,500,091**	**13,012,534**

(1) These instruments were reclassified between levels 2 and 3, because according to the Organization's internal methodology, certain impacts on risk assessment parameters may result in the use of observable and unobservable data, thus resulting in the transfer from level 2 to level 3 and vice versa.

Sensitivity analysis for financial assets classified as Level 3 (unobservable inputs):

	Scenarios	R$ thousands			
		On September 30, 2024		On December 31, 2023	
		Impact on income	Impact on shareholders' equity	Impact on income	Impact on shareholders' equity
Interest rate in Reais	1	-	(8)	-	151
	2	-	(1,455)	-	35,207
	3	-	(1,881)	-	66,294
Price indexes	1	-	(137)	-	(147)
	2	-	(19,944)	-	(18,782)
	3	-	(37,371)	-	(35,401)
Exchange coupon	1	-	(3)	-	(4)
	2	-	(496)	-	(603)
	3	-	(973)	-	(1,186)
Foreign currency	1	-	382	-	487
	2	-	9,554	-	12,187
	3	-	19,108	-	24,373
Equities	1	4,679	11,898	4,163	6,615
	2	116,977	297,454	104,073	165,378
	3	233,955	594,908	208,146	330,756

Sensitivity analyzes of the Organization's financial exposures (Trading and Banking Portfolios) were carried out based on scenarios prepared for the respective dates, always considering market information at the time and scenarios that would negatively affect our positions, as per the examples below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$5.45, a scenario of R$5.50 was applied, while for a 1-year fixed interest rate of 12.18%, a scenario of 12.19% was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$5.45, a scenario of R$6.81 was applied, while for a 1-year fixed interest rate of 12.18%, a 15.23% scenario was applied. The scenarios for other risk factors also accounted for 25% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar quote of R$5.45 a scenario of R$8.17 was applied, while for a 1-year fixed interest rate of 12.18%, a 18.27% scenario was applied. The scenarios for other risk factors also accounted for 50% stresses in the respective curves or prices.

Financial instruments not measured at fair value

The table below summarizes the carrying amounts and the fair values of the financial assets and liabilities that were not measured at fair value in the statement of financial position, classified using the hierarchical levels:

										R$ thousands
	On September 30, 2024					On December 31, 2023				
	Level 1	Level 2	Level 3	Fair Value	Book value	Level 1	Level 2	Level 3	Fair Value	Book value
Assets										
Interbank investments	-	209,117,311	-	209,117,311	209,101,121	-	205,228,671	-	205,228,671	205,102,659
Securities held to maturity	83,461,517	3,522,184	19,194	87,002,895	90,282,374	96,232,352	4,391,161	102,879	100,726,392	98,756,117
Loans	-	-	692,165,342	692,165,342	689,438,172	-	-	625,991,386	625,991,386	628,596,602
Liabilities										
Deposits from banks	-	-	358,506,620	358,506,620	348,896,603	-	-	332,089,303	332,089,303	323,422,783
Deposits from customers	-	-	613,135,538	613,135,538	612,464,439	-	-	599,473,510	599,473,510	621,934,680
Securities issued	-	-	259,227,021	259,227,021	257,447,673	-	-	226,021,936	226,021,936	244,966,258
Subordinated debts	-	-	54,423,794	54,423,794	52,494,905	-	-	52,423,119	52,423,119	50,337,854

Below we list the methodologies used to determine the fair values presented above:

Interbank investments: Fair values were estimated for groups of similar loans based upon type of loan, credit quality and maturity. Fair value for fixed-rate transactions was determined by discounted cash flow estimates using interest rates approximately equivalent to our rates for new transactions based on similar contracts. Where credit deterioration has occurred, estimated cash flows for fixed and floating-rate loans have been reduced to reflect estimated losses.

Held-to-maturity securities: Financial assets are carried at amortized cost. Fair values are estimated according to the assumptions described in Note 3. See Note 8a (III) for further details regarding held-to-maturity securities.

Loan: The fair values for performing loans are calculated by discounting scheduled principal and interest cash flows through maturity using market discount rates and yield curves that reflect the credit and interest rate risk inherent to the type of loan at each reporting date. The fair values for non-performing loans are based on discounting cash flows or the value of underlying collateral.

The non-performing loans were allocated into each loan category for purposes of calculating the fair-value disclosure. Assumptions regarding cash flows and discount rates are based on available market information and specific borrower information.

Deposits from banks and clients: The fair value of fixed-rate deposits with stated maturities was calculated using the contractual cash flows discounted with current market rates for instruments with similar maturities and terms. For floating-rate deposits, the carrying amount was considered to approximate fair value.

Funds from securities issued and Subordinated debt: Fair values for subordinated debts were estimated using a discounted cash flow calculation that applies interest rates available in the market for similar maturities and terms.

39) OTHER INFORMATION

a) Non-recurring net income

According to BCB Resolution no. 2/2020 (Article 34) and the Organization's policy for evaluating and measuring non-recurring events.

There were no non-recurring results for the periods ended September 30, 2024 and 2023.

b) Investment funds and portfolios

The Organization manages investment funds and portfolios with net assets not reflected in these financial statements of which, on September 30, 2024, amounted to R$1,270,075,145 thousand (R$1,192,511,407 thousand on December 31, 2023).

c) On November 16, 2022, Law No. 14,467 was enacted, establishing new rules for the deductibility of credit losses arising from the activities of financial institutions and other institutions authorized to operate by the Central Bank of Brazil, in the calculation bases for income tax and CSLL, taking effect from January 1, 2025, with the main rule being the application of factors for deducting defaulted transactions (transactions overdue for more than ninety days). With the publication of Provisional Measure No. 1,261 on October 2, 2024, losses on January 1, 2025, relating to credits that are in default on December 31, 2024, which have not been deducted until that date (inventory), may only be excluded in determining real profit and the CSLL calculation basis, at the rate of one eighty-fourth or one hundred and twentieth, for each month of the assessment period, starting in January 2026. This Provisional Measure vetoed the exclusion of losses in 2025 in an amount greater than the real profit for the year; losses not deducted in that period will be treated the same as the inventory on January 1, 2025.

d) On December 20, 2023, Constitutional Amendment No. 132 was enacted, establishing the Consumption Tax Reform, which aims to simplify and modernize the tax system and boost the country's economy by eliminating the complexity of the current tax system. The main change is the creation of the Tax on Transactions with Goods and Services (IBS) which will replace PIS and Cofins contributions, and the Contribution on Goods and Services (CBS) replacing ISS and ICMS. The new taxes are broadly non-cumulative and will have single and uniform legislation throughout the national territory. To implement the Tax Reform there will be a transition phase, which will last from 2026 to 2032. On April 24, 2024, the Federal Government sent the first complementary bill to the National

Congress that deals with the regulation of the Tax Reform. The Organization has been following discussions on this topic and awaits other regulations for a precise assessment of the impacts arising from this Constitutional Amendment.

e) In accordance with CMN Resolution 3,263/05, we hereby inform you that Banco Bradesco S.A. has agreements for the offsetting and settlement of obligations entered into with certain counterparties. Payment obligations to Banco Bradesco S.A. arising from credit and derivative transactions, in the event of default by the counterparty, will be offset against Banco Bradesco's payment obligations to the counterparty.

f) On February 05, 2024, it was communicated to the market that the Company and BB Elo Cartões Participações S.A. ("BB Elo" and, jointly with BB Elo, the "Controlling Shareholders"), sent a notice to Cielo S.A. - Instituição de Pagamento ("Company") informing of their decision to proceed with the conversion of the Company's publicly-held company registration from category "A" to "B" issuer, with its consequent delisting from the special listing segment called Novo Mercado of B3 S.A. - Brasil, Bolsa, Balcão ("B3"), through the launch of a unified tender offer for the acquisition of common shares, in accordance with the applicable legislation and the Company's bylaws ("Tender Offer").

On July 5, 2024, the CVM approved the registration of the unified public offer for the acquisition of common shares issued by the Company to convert its registration as a publicly held company from category "A" to "B" and delist from the Tender Offer.

On July 10, 2024, the Notice and Valuation Report for the public offer were made available by the Company, the auction for which will be held on August 14, 2024, at 3 pm. The purpose of the OPA will be 902,247,285 common shares issued by the Company, at a cash price of R$5.60 per share, subject to price adjustments based on the CDI provided for in the Notice.

On August 14, 2024, the public offering auction of Cielo S.A. shares was held to convert its registration as a publicly held company from category "A" to "B" with the Securities and Exchange Commission and delist from the Novo Mercado segment of B3 S.A., with which the Offerors acquired 736,857,044 common shares issued by Cielo S.A., representing 27.1% of its share capital. The shares were acquired at the unit price of R$5.82, totaling R$4,288,508 thousand. The Auction was settled on August 16, 2024.

On August 16, 2024, Cielo S.A. reported that it received a notice from Quixaba Empreendimentos e Participações Ltda., BB Elo Cartões Participações S.A., Elo Participações Ltda., Alelo Instituição de Pagamento S.A. and Livelo S.A. ("Bidders"), in which they reported that they jointly became holders of 2,583,914,571 common shares issued by the Company, equivalent to 95.1% of its share capital, as a result of acquisitions of shares made in compliance with the obligation to extend the possibility of sale to the remaining shareholders who did not sell shares held by them within the scope of the auction of the unified public offering for the acquisition of common shares issued by the Company launched by the Bidders ("OPA") during the period of 3 (three) months following the date of its completion. As a result of these acquisitions, shares issued by the Company representing less than 5% of the share capital remain in circulation.

On September 27, 2024, Cielo S.A. reported that the mandatory redemption of all common shares issued by the Company remaining in circulation was approved at the Company's general shareholders' meeting held on that date, pursuant to item 9.1.1 of

the Tender Offer notice and the provisions of art. 4, §5, of Law No. 6,404/76 ("Mandatory Redemption"). The operation did not generate relevant effects on the result.

g) Bradesco announced to its shareholders and the market in general that, through its direct subsidiary, Bradesco Holding de Investimentos S.A., it entered into an Investment Agreement on August 8, 2024, after the market closed, with John Deere Brasil S.A., a wholly-owned subsidiary of Deere & Company (USA), one of the world's leading suppliers of equipment for agriculture, construction and forestry, through which Bradesco will make a capital contribution to hold a 50% stake in Banco John Deere S.A. This strategic partnership aims to strengthen Bradesco's position in the agribusiness and construction sectors, while maintaining Banco John Deere with its existing brand.

The completion of the transaction is subject to the fulfillment of certain conditions precedent usual in transactions of this nature, including the appropriate regulatory and competition approvals. The transaction will not have a material impact on Bradesco's capitalization ratio.

Reporting Date October 18, 2024

Board of Directors

Chairman
Luiz Carlos Trabuco Cappi

Vice Chairman
Alexandre da Silva Glüher

Members
Denise Aguiar Alvarez
Maurício Machado de Minas
Rubens Aguiar Alvarez
Octavio de Lazari Junior
* Rogério Pedro Câmara

Independent Members
Samuel Monteiro dos Santos Junior
Walter Luis Bernardes Albertoni
Paulo Roberto Simões da Cunha
Denise Pauli Pavarina

Board of Executive Officers

Chief Executive Officer
Marcelo de Araújo Noronha

Executive Vice-Presidents
Cassiano Ricardo Scarpelli
Moacir Nachbar Junior
José Ramos Rocha Neto
Guilherme Muller Leal
Bruno D´Avila Melo Boetger

Executive Officers

João Carlos Gomes da Silva
Roberto de Jesus Paris
Oswaldo Tadeu Fernandes
Edilson Dias dos Reis
Juliano Ribeiro Marcílio
André Luis Duarte de Oliveira
Cintia Scovine Barcelos de Souza
Fernando Freiberger
José Augusto Ramalho Miranda
Marcos Valério Tescarolo
Renata Geiser Mantarro
Vinicius Urias Favarão
Silvana Rosa Machado
Túlio Xavier de Oliveira
Francesco Di Marcello

Officers
Ademir Aparecido Correa Junior
Affonso Correa Taciro Junior
Aires Donizete Coelho
Alessandro Zampieri
Alexandre Cesar Pinheiro Quercia
Alexandre Panico
André Costa Carvalho
André David Marques
André Ferreira Gomes
Antonio Campanha Junior
Bráulio Miranda Oliveira
Bruno Funchal
Carlos Henrique Villela Pedras
Carlos Leibowicz
Carlos Wagner Firetti
Clayton Neves Xavier
Cristina Coelho de Abreu Pinna
Curt Cortese Zimmermann
Daniela Pinheiro de Castro
Danilo Luis Damasceno
Fábio Suzigan Dragone
Fernando Antônio Tenório
Fernando Honorato Barbosa
Francisco Armando Aranda
Jeferson Ricardo Garcia Honorato
José Gomes Fernandes
José Leandro Borges
Juliana Laham
Julio Cardoso Paixão
Júlio César de Almeida Guedes
Layette Lamartine Azevedo Junior
Leandro José Diniz
Leandro Karam Correa Leite
Luis Claudio de Freitas Coelho Pereira
Luiz Philipe Roxo Biolchini
Manoel Guedes de Araujo Neto
Marcelo Sarno Pasquini
*Marcos Alexandre Pina Cavagnoli
Marcos Daniel Boll
Marina Claudia González Martin de Carvalho
Mateus Pagotto Yoshida
Nairo José Martinelli Vidal Júnior
Nathalia Lobo Garcia Miranda
Rafael Forte Araújo Cavalcanti
Rafael Padilha de Lima Costa
Ricardo Eleutério da Silva
Roberto França
Roberto Medeiros Paula
Romero Gomes de Albuquerque
Rubia Becker
Ruy Celso Rosa Filho
Soraya Bahde
Telma Maria dos Santos Calura
Vasco Azevedo
Vinícius Panaro

Regional Officers
Altair Luiz Guarda
Amadeu Emilio Suter Neto
André Vital Simoni Wanderley
César Cabús Berenguer Silvany
Deborah D'Avila Pereira Campani Santana
Delvair Fidêncio de Lima
Edmir José Domingues
Hebercley Magno dos Santos Lima
José Roberto Guzela
Marcelo Magalhães
Marcos Alberto Willemann
Nelson Pasche Junior

Committees Subordinated to the Board of Directors

Statutory Committees

Audit Committee
Alexandre da Silva Glüher - Coordinator
Amaro Luiz de Oliveira Gomes – Qualified Member
Paulo Ricardo Satyro Bianchini

Remuneration Committee
Alexandre da Silva Glüher - Coordinator
Maurício Machado de Minas
Samuel Monteiro dos Santos Junior
Fabio Augusto Iwasaki (Non-Manager)

Non-Statutory Committees

Ethics Integrity and Conduct Committee
Alexandre da Silva Glüher – Coordinator
Maurício Machado de Minas
Walter Luis Bernardes Albertoni
Rubens Aguiar Alvarez
Octavio de Lazari Junior
Rogério Pedro Câmara
Marcelo de Araújo Noronha
Cassiano Ricardo Scarpelli
Moacir Nachbar Junior
José Ramos Rocha Neto
Silvana Rosa Machado
Ivan Luiz Gontijo Júnior
Affonso Correa Taciro Junior

Risk Committee
Maurício Machado de Minas - Coordinator
Samuel Monteiro dos Santos Junior
Paulo Roberto Simões da Cunha
Octavio de Lazari Junior
Rogério Pedro Câmara

Nomination and Succession Planning Committee
Luiz Carlos Trabuco Cappi – Coordinator
Alexandre da Silva Glüher
Maurício Machado de Minas
Octavio de Lazari Junior
Marcelo de Araújo Noronha

Sustainability and Diversity Committee
Maurício Machado de Minas - Coordinator
Alexandre da Silva Glüher
Denise Aguiar Alvarez
Walter Luis Bernardes Albertoni
Denise Pauli Pavarina
Octavio de Lazari Junior
Rogério Pedro Câmara
Marcelo de Araújo Noronha
Moacir Nachbar Junior
Bruno D'Avila Melo Boetger
Juliano Ribeiro Marcílio
Silvana Rosa Machado
André Costa Carvalho
Marcelo Sarno Pasquini

Strategic Committee
Alexandre da Silva Glüher - Coordinator
Maurício Machado de Minas
Samuel Monteiro dos Santos Junior
Denise Pauli Pavarina
Octavio de Lazari Junior
Marcelo de Araújo Noronha
Vinicius Urias Favarão

Committee Subordinated to the Chief Executive Officer

Disclosure Executive Committee
André Costa Carvalho - Coordinator
Marcelo de Araújo Noronha
Cassiano Ricardo Scarpelli
Rogério Pedro Câmara
Moacir Nachbar Junior
José Ramos Rocha Neto
Roberto de Jesus Paris
Oswaldo Tadeu Fernandes
Vinicius Urias Favarão
Ivan Luiz Gontijo Júnior
Antonio Campanha Junior
Marina Claudia González Martin de Carvalho
Vinícius Panaro

Fiscal Council

Sitting Members
José Maria Soares Nunes
Joaquim Caxias Romão
Vicente Carmo Santo
Mônica Pires da Silva
Ava Cohn

Deputy Members
Frederico William Wolf
Artur Padula Omuro
Luiz Eduardo Nobre Borges
Ludmila de Melo Souza
José Luis Elias

Ombudsman Department
Marcos Daniel Boll - Ombudsman

General Accounting Department
Vinícius Panaro
Accountant – CRC 1SP324844/O-6

* appointment/election pending approval by BACEN, consequently they did not take office

KPMG Auditores Independentes Ltda.
Rua Arquiteto Olavo Redig de Campos, 105, 12º andar - Torre A
04711-904 - São Paulo/SP - Brasil
Caixa Postal 79518 - CEP 04707-970 - São Paulo/SP - Brasil
Telefone +55 (11) 3940-1500
kpmg.com.br

Independent Auditors´ Report on review of condensed consolidated interim financial statements

To
Board of Directors and Shareholders of
Banco Bradesco S.A.
Osasco - SP

Introduction

We have reviewed the condensed consolidated interim financial statements of Banco Bradesco S.A. ("Bradesco" or "Bank") as of September 30, 2024, which comprise the consolidated statements of financial position as of September 30, 2024 and the related condensed consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flow for the nine-month period then ended, and notes to the condensed consolidated interim financial statements.

Bradesco's management is responsible for the preparation and presenting of these condensed consolidated interim financial statements in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil. Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of condensed consolidated interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements, as of September 30, 2024, are not prepared, in all material respects, in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil.

Other matters - Statements of Added Value

The condensed consolidated interim financial statements referred to above include the consolidated statement of added value ("DVA") for the nine-month period ended as of September 30, 2024, prepared under the responsibility Bradesco´s management, the presentation of which is not required in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil. the consolidated statement of added value was subject to review procedures performed together with the review of the condensed consolidated interim financial statements for the purposes of forming our conclusion we assessed whether these statements are reconciled with the condensed consolidated interim financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria set forth in Technical Pronouncement CPC 09 - Statement of Added Value. Based on our review, we are not aware of any fact that could lead us to believe that they were not prepared, in all material respects, consistently with the condensed consolidated interim financial statements taken as a whole.

Other matters – Condensed consolidated interim financial statements

As permitted by Article 77 of CMN Resolution No. 4,966, these condensed consolidated interim financial statements as of September 30, 2024, which have been prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil (BACEN), are being issued separately from, and in addition to, the condensed consolidated interim financial statements prepared in accordance with International IAS 34 – Interim Financial Reporting issued by the International Accounting Standards Board (IASB) which were also issued by Bradesco on this date and on which we have issued an independent auditors' report on review of condensed consolidated interim financial statements, without any modification, dated October 29, 2024.

São Paulo, October 29, 2024

KPMG Auditores Independentes
Ltda. CRC 2SP-027685/O-0 F SP

Original report in Portuguese signed by

Cláudio Rogélio Sertório
Accountant CRC 1SP212059/O-0

The members of the Fiscal Council, in the exercise of their legal and statutory duties, examined the Management Report and the Financial Statements of Banco Bradesco S.A., referring to the third quarter of 2024, and, in view of the meetings held with (i) management areas and administrators; and (ii) the KPMG Auditores Independentes and its reports, express the opinion that the aforementioned documents adequately reflect the Company's financial and asset position.

Cidade de Deus, Osasco, SP, October 29, 2024

José Maria Soares Nunes

Joaquim Caxias Romão

Vicente Carmo Santo

Mônica Pires da Silva

Ava Cohn

For further information, please contact:

André Carvalho

Investor Relations Officer

Phone: (+55 11) 2194-0922

investors@bradesco.com.br

Cidade de Deus, s/n – Silver Building – 4th floor

Osasco-SP

Brazil

banco.bradesco/ri

bradesco